Exhibit 99.2

Annual Report 2018

Financial Report

Management report

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175 000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion US dollar (excluding joint ventures and associates).

The following management report should be read in conjunction with Anheuser-Busch InBev’s audited consolidated financial statements.

In the rest of this document we refer to Anheuser-Busch InBev as “AB InBev” or “the company”.

Selected financial figures

To facilitate the understanding of AB InBev’s underlying performance, the comments in this management report, unless otherwise indicated, are based on organic and normalized numbers. “Organic” means the financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. Scopes represent the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider part of the underlying performance of the business. The impact of adopting hyperinflation accounting in Argentina effective 1 January 2018 is presented as a scope change.

The tables in this management report provide the segment information per region for the period ended 31 December 2018 and 2017 in the format up to Normalized EBIT level that is used by management to monitor performance. The results of the former SAB Central and Eastern European Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017 and the results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. On 4 October 2017, the company completed the transition of its 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) and stopped consolidating CCBA in its consolidated financial statements as of that date. Furthermore, on 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

Whenever used in this report, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance, but rather should be used in conjunction with the most directly comparable IFRS measures.

The tables below set out the components of AB InBev’s operating income and operating expenses, as well as the key cash flow figures.

Million US dollar	2018	%	2017	%

Revenue[1]	54 619	100%	56 444	100%
Cost of sales	(20 359)	37%	(21 386)	38%

Gross profit	34 259	63%	35 058	62%
SG&A	(17 118)	31%	(18 099)	32%
Other operating income/(expenses)	680	1%	854	2%

Normalized profit from operations (Normalized EBIT)	17 821	33%	17 814	32%
Non-recurring items	(715)	-	(662)	-

Profit from operations (EBIT)	17 106	31%	17 152	30%

Depreciation, amortization and impairment	4 260	8%	4 270	8%
Normalized EBITDA	22 080	40%	22 084	39%
EBITDA	21 366	39%	21 429	38%

Normalized profit attributable to equity holders of AB InBev	6 793	12%	7 967	14%
Profit from continuing operations attributable to equity holders of AB InBev	4 368	8%	7 968	14%
Profit attributable to equity holders of AB InBev	4 368	8%	7 996	14%

Million US dollar	2018	2017

Operating activities
Profit of the period	5 691	9 183
Interest, taxes and non-cash items included in profit	15 870	12 484
Cash flow from operating activities before changes in working capital and use of provisions	21 561	21 667

Change in working capital	512	219
Pension contributions and use of provisions	(488)	(616)
Interest and taxes (paid)/received	(7 064)	(5 982)
Dividends received	141	142
Cash flow from operating activities	14 663	15 430

Investing activities
Net capex	(4 649)	(4 124)
Net of tax proceeds from SAB transaction-related divestitures	(430)	8 248
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	145	(556)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	1 296	4 337
Other	(327)	(51)
Cash flow from investing activities	(3 965)	7 854

Financing activities
Dividends paid	(7 761)	(9 275)
Net (payments on)/proceeds from borrowings	(4 707)	(9 981)
Other (including purchase of non-controlling interests)	(1 477)	(1 748)
Cash flow from financing activities	(13 945)	(21 004)

Net increase/(decrease) in cash and cash equivalents	(3 247)	2 280

1 Turnover less excise taxes. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to the company’s customers.

Financial performance

AB InBev is presenting its results under six regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific.

The tables in this management report provide the segment information per region for the period ended 31 December 2018 and 2017 in the format down to Normalized EBIT level that is used by management to monitor performance.

The tables below provide a summary of the performance of AB InBev for the period ended 31 December 2018 and 2017 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	612 572	(47 185)	-	1 679	567 066	0.3%
Revenue	56 444	(2 600)	(1 816)	2 591	54 619	4.8%
Cost of sales	(21 386)	1 373	592	(938)	(20 359)	(4.7)%
Gross profit	35 058	(1 227)	(1 224)	1 653	34 259	4.9%
SG&A	(18 099)	603	443	(65)	(17 118)	(0.4)%
Other operating income/(expenses)	854	(112)	(46)	(17)	680	(2.2)%
Normalized EBIT	17 814	(736)	(827)	1 570	17 821	9.0%
Normalized EBITDA	22 084	(751)	(954)	1 702	22 080	7.9%
Normalized EBITDA margin	39.1%				40.4%	118 bps

In 2018, AB InBev delivered normalized EBITDA growth of 7.9%, while its normalized EBITDA margin increased 118 bps, reaching 40.4%.

Consolidated volumes grew 0.3%, with own beer volumes growing 0.8% and non-beer volumes decreasing 3.6%.

Consolidated revenue grew 4.8% to 54 619 m US dollar, with revenue per hectoliter increasing 4.5%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 4.7%. Combined revenues of the three global brands, Budweiser, Stella Artois and Corona grew 9.0% and 13.1% outside of their respective home markets. Budweiser generated strong results in China, Brazil and the UK, as well as many new markets following the brand’s activation as the global sponsor of the 2018 FIFA World Cup RussiaTM, with 5.3% revenue growth globally. Stella Artois continued its long-term trajectory, with revenue growth of 5.2% driven by sales in Brazil, Argentina and the UK. Corona grew by 17.6% globally, led by Mexico, China, Colombia and Western Europe.

Consolidated Cost of Sales (CoS) increased 4.7%, or 4.3% on a per hectoliter basis. On a constant geographic basis, CoS per hectoliter increased by 4.6%.

VOLUMES

The table below summarizes the volume evolution per region and the related comments are based on organic numbers. Volumes include not only brands that AB InBev owns or licenses, but also third party brands that the company brews as a subcontractor and third party products that it sells through AB InBev’s distribution network, particularly in Europe. Volumes sold by the Global Export business, which includes the company’s global headquarters and the export businesses which have not been allocated to the company’s regions, are shown separately.

Thousand hectoliters	2017	Scope	Organic growth	2018	Organic growth %

North America	113 496	76	(2 846)	110 726	(2.5)%
Latin America West	110 625	(71)	4 922	115 476	4.5%
Latin America North	119 374	(232)	(4 172)	114 969	(3.5)%
Latin America South	34 062	238	(325)	33 975	(1.0)%
EMEA	131 692	(46 445)	1 929	87 176	2.3%
Asia Pacific	101 986	95	2 185	104 266	2.1%
Global Export and Holding Companies	1 336	(846)	(13)	478	(2.6)%
AB InBev Worldwide	612 572	(47 185)	1 679	567 066	0.3%

North America total volumes decreased 2.5%. The company estimates that the United States industry beer sales-to-retailers adjusted for the number of selling days declined by 1.8%. On the same basis, the company estimates that its shipment volumes in the United States and its beer sales-to-retailers declined by 2.6% and 2.7% respectively. The above core brand portfolio performed well, and the strategy to premiumize the portfolio continues to be supported by the growth of Michelob Ultra, which solidified its position as the largest share gainer in the United States over the past four years, and also by several successful innovations, including Michelob Ultra Pure Gold, Bud Light Orange and the Budweiser Reserve series. The core and core light segments remain under pressure, as consumers select higher price tiers within the industry, which contributed to Bud Light and Budweiser losing 80 bps and 35 bps of total market share. Overall, the company estimates a decline in total market share in the United States of approximately 40 bps, its best annual share trend performance since 2012, and estimates a share loss of 20 bps in the last quarter.

In Canada, total volumes decreased by low single digits as a result of a weak industry and industry segment mix shift, due to increased competitive dynamics in the value segment. The trade up strategy is delivering strong results, with the High End Company growing ahead of the industry, led by double-digit volume growth for the local craft brands, and share gains from Corona and Stella Artois. The focus core and core plus brands also continue to deliver strong results, with both Bud Light and Michelob Ultra among the fastest-growing brands in Canada.

Latin America West total volumes increased 4.5%. The company delivered strong results in Mexico, with volumes increasing high single digits. Throughout the year the company focused on developing its portfolio in line with the category expansion framework to clearly differentiate the brands. The company’s core brands are leading the way for growth with different regional approaches, enabling Corona to grow at an accelerated pace in the Northern region and Victoria to deliver its best performance ever in the Central region. The company’s premium portfolio contributed meaningfully to top-line growth as well, led by Michelob Ultra and Stella Artois which grew by double-digits.

In Colombia, non-beer volumes grew by 0.2% and beer volumes increased by 3.6% driven by Budweiser on the back of the 2018 FIFA World Cup RussiaTM activations as well as Aguila’s country wide expansion focused on promoting its national identity. Peru volumes were down low-single digits in a challenging macroeconomic environment, though the brand mix of all three global brands delivered solid growth. Ecuador volumes increased by mid-single digits and the company gained share of total alcohol as a result of successful initiatives across the beer category, led by Pilsener and Club Premium and continued growth of the global brands.

Latin America North total volumes decreased 3.5%. Beer volumes in Brazil were down mid-single digits while non-beer volumes were down high single-digits, primarily as a result of segment mix shift, as consumers traded down to the value segment in light of the challenging macroeconomic environment. However, the premium portfolio continued to perform ahead of the industry, with the global brand portfolio growing by double digits and led by Corona as one of the fastest growing brands in the country. The core plus segment posted strong growth driven by Bohemia, Brahma Extra and Skol Hops. In addition, the company launched two brands, Nossa and Magnifica, beers brewed with local cassava and offered to consumers at a considerably lower price point while providing comparable margins to the company’s core brands.

Latin America South total volumes decreased 1.0%. In Argentina volumes declined by low single digits due largely to the consumption contraction resulting from challenging macroeconomic conditions. Despite the tough operating environment, the beer category continues to gain share from other alcoholic beverages. The premium brands gained share in a growing segment of the industry, driven by Patagonia and Corona, and the company continues to scale up Budweiser after reacquiring the rights to the brand in April 2018. The company has also successfully repositioned the two largest brands in the country, Quilmes Clásica and Brahma, leading to an improved performance of the core portfolio. In accordance with IFRS rules, we are applying hyperinflation accounting in Argentina as of 1 January 2018. The impact of adopting hyperinflation accounting in Argentina effective 1 January 2018 is presented as a scope change.

EMEA total volumes increased 2.3% and own beer volumes also increased 2.3%. Volumes were impacted by the completion of the transition of CCBA that occurred on 4 October 2017 and the formation of AB InBev Efes on 30 March 2018. The impacts are presented as a scope change.

In South Africa, beer volumes decreased by mid-single digit. The premium and above premium continues to grow by triple digits, with a good contribution from the launch of Budweiser. The core segment, which still accounts for the vast majority of the volumes, was held back by a challenging macroeconomic environment, although the volume performance increased toward the end of the year. In Africa excluding South Africa, own beer volumes increased by low-single digits, with significant volume growth in Zambia by mid-teens and Mozambique by high-single digits. The volume growth in Nigeria accelerated throughout the year following the introduction of a new brewery. However, the own beer volumes were lower by low-single digits in Tanzania and Uganda as a result of capacity constraints and a challenging macroeconomic environment.

Western Europe total volumes grew by low-single digits, with strong execution associated with the 2018 FIFA World Cup RussiaTM. Global brands performed well, and Budweiser’s growth was supported by tournament activations. Corona’s growth was supported by Casa Corona in France and Spain, as well as the Corona Sunset Festivals in the United Kingdom and Italy. The UK and Spain led the way with market share growth across the region.

Asia Pacific total volumes increased 2.1%. In China, the super premium brands continued to grow significantly supported by a strong overall performance of the company’s e-commerce business. In FY18, Budweiser grew by mid-single digits supported by premiumization efforts which expanded beyond the music platform into fashion and broader lifestyle activations.

In Australia, volume decreased by low single digits due to increased promotional activity by competitors and a softer industry performance amidst declining consumer confidence. Great Northern remains a key engine of growth, with continued double-digit growth of both Original and Super Crisp variants. On the craft portfolio, acquisitions continue to grow in strength with double-digit volume growth.

OPERATING ACTIVITIES BY REGION

The tables below provide a summary of the performance of each region, for the period ended 31 December 2018 (in million US dollar, except volumes in thousand hectoliters) and the related comments are based on organic numbers.

AB INBEV WORLDWIDE	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	612 572	(47 185)	-	1 679	567 066	0.3%
Revenue	56 444	(2 600)	(1 816)	2 591	54 619	4.8%
Cost of sales	(21 386)	1 373	592	(938)	(20 359)	(4.7)%
Gross profit	35 058	(1 227)	(1 224)	1 653	34 259	4.9%
SG&A	(18 099)	603	443	(65)	(17 118)	(0.4)%
Other operating income/(expenses)	854	(112)	(46)	(17)	680	(2.2)%
Normalized EBIT	17 814	(736)	(827)	1 570	17 821	9.0%
Normalized EBITDA	22 084	(751)	(954)	1 702	22 080	7.9%
Normalized EBITDA margin	39.1%				40.4%	118 bps

NORTH AMERICA	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	113 496	76	-	(2 846)	110 726	(2.5)%
Revenue	15 588	19	13	(117)	15 504	(0.8)%
Cost of sales	(5 777)	26	(6)	(30)	(5 788)	(0.5)%
Gross profit	9 811	44	8	(147)	9 716	(1.5)%
SG&A	(4 361)	(75)	(5)	44	(4 396)	1.0%
Other operating income/(expenses)	36	-	-	4	40	10.7%
Normalized EBIT	5 486	(31)	3	(99)	5 360	(1.8)%
Normalized EBITDA	6 329	(30)	4	(153)	6 150	(2.4)%
Normalized EBITDA margin	40.6%				39.7%	(68) bps

LATIN AMERICA WEST	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	110 625	(71)	-	4 922	115 476	4.5%
Revenue	9 238	(9)	(109)	879	9 999	9.5%
Cost of sales	(2 555)	(3)	32	(196)	(2 722)	(7.7)%
Gross profit	6 683	(12)	(76)	682	7 277	10.2%
SG&A	(2 876)	10	32	13	(2 821)	0.5%
Other operating income/(expenses)	89	-	(1)	(1)	87	(1.5)%
Normalized EBIT	3 896	(2)	(45)	694	4 544	17.8%
Normalized EBITDA	4 512	(2)	(52)	738	5 196	16.4%
Normalized EBITDA margin	48.8%				52.0%	306 bps

LATIN AMERICA NORTH	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	119 374	(232)	-	(4 172)	114 969	(3.5)%
Revenue	9 775	(29)	(1 044)	288	8 990	3.0%
Cost of sales	(3 744)	14	389	(63)	(3 404)	(1.7)%
Gross profit	6 031	(16)	(655)	225	5 585	3.7%
SG&A	(3 060)	5	318	51	(2 686)	1.7%
Other operating income/(expenses)	361	-	(36)	(59)	266	(16.3)%
Normalized EBIT	3 332	(10)	(373)	216	3 165	6.5%
Normalized EBITDA	4 180	(10)	(462)	218	3 926	5.2%
Normalized EBITDA margin	42.8%				43.7%	95 bps

LATIN AMERICA SOUTH	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	34 062	238	-	(325)	33 975	(1.0)%
Revenue	3 363	(218)	(990)	709	2 863	21.3%
Cost of sales	(1 207)	(6)	295	(143)	(1 060)	(11.9)%
Gross profit	2 156	(224)	(695)	567	1 803	26.7%
SG&A	(781)	15	242	(166)	(689)	(21.4)%
Other operating income/(expenses)	13	(18)	(11)	18	2	138.7%
Normalized EBIT	1 388	(226)	(465)	419	1 116	30.8%
Normalized EBITDA	1 595	(163)	(534)	483	1 381	30.8%
Normalized EBITDA margin	47.4%				48.2%	369 bps

EMEA	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	131 692	(46 445)	-	1 929	87 176	2.3%
Revenue	10 344	(2 453)	163	319	8 374	4.1%
Cost of sales	(4 609)	1 418	(54)	(237)	(3 482)	(7.7)%
Gross profit	5 735	(1 035)	110	82	4 892	1.7%
SG&A	(3 336)	704	(69)	(58)	(2 760)	(2.2)%
Other operating income/(expenses)	108	(29)	-	18	98	21.1%
Normalized EBIT	2 507	(359)	40	42	2 230	1.9%
Normalized EBITDA	3 349	(440)	54	37	3 000	1.3%
Normalized EBITDA margin	32.4%				35.8%	(100) bps

ASIA PACIFIC	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	101 986	95	-	2 185	104 266	2.1%
Revenue	7 804	39	155	473	8 470	6.1%
Cost of sales	(3 201)	(23)	(72)	(237)	(3 533)	(7.4)%
Gross profit	4 603	16	83	235	4 937	5.1%
SG&A	(2 735)	(20)	(57)	42	(2 770)	1.6%
Other operating income/(expenses)	168	(1)	4	(8)	163	(5.0)%
Normalized EBIT	2 035	(6)	30	270	2 330	13.3%
Normalized EBITDA	2 695	(5)	49	344	3 082	12.8%
Normalized EBITDA margin	34.5%				36.4%	218 bps

GLOBAL EXPORT AND HOLDING COMPANIES	2017	Scope	Currency translation	Organic growth	2018	Organic growth %

Volumes	1 336	(846)	-	(13)	478	(2.6)%
Revenue	332	51	(5)	41	419	12.2%
Cost of sales	(292)	(52)	7	(32)	(370)	(10.8)%
Gross profit	40	(2)	2	9	49	23.8%
SG&A	(950)	(36)	(18)	7	(996)	0.7%
Other operating income/(expenses)	79	(65)	(2)	12	25	89.8%
Normalized EBIT	(830)	(102)	(18)	28	(923)	3.0%
Normalized EBITDA	(577)	(101)	(13)	35	(656)	5.2%

REVENUE

Consolidated revenue grew 4.8% to 54 619m US dollar with revenue per hectoliter increasing 4.5%. On a constant geographic basis (i.e. eliminating the impact of faster growth in countries with lower revenue per hectoliter), revenue per hectoliter grew by 4.7%, driven by the company’s revenue management initiatives as well as continued strong premium brand performances.

COST OF SALES

Cost of Sales (CoS) increased 4.7% or 4.3% on a per hectoliter basis. The increase in cost of sales was driven primarily by unfavorable commodity prices, partially offset by synergy capture. On a constant geographic basis CoS per hectoliter increased by 4.6%.

OPERATING EXPENSES

Total operating expenses increased 0.5% in 2018:

●	Selling, General & Administrative Expenses (SG&A) increased by 0.4% in 2018, with higher marketing expenses associated with timing of investments related to the 2018 FIFA World Cup RussiaTM.
●	Other operating income declined 2.2% in 2018 driven by the reduction on government grants and lower proceeds from disposals

NORMALIZED PROFIT FROM OPERATIONS BEFORE DEPRECIATION AND AMORTIZATION (NORMALIZED EBITDA)

Normalized EBITDA increased 7.9% organically to 22 080m US dollar, with an EBITDA margin of 40.4%, and an organic growth of 118 bps.

●

North America EBITDA decreased 2.4% to 6 150m US dollar, with a margin contraction of 68 bps to 39.7% driven by an increase in the year-over-year price of commodities and higher distribution expenses due to increased freight costs.

●

Latin America West EBITDA increased 16.4% to 5 196m US dollar, with a margin enhancement of 306 bps to 52.0% driven by capacity enhancements, cost efficiencies coupled with the strong top-line performance and continued synergy capture after the SAB combination.

●

Latin America North EBITDA increased 5.2% to 3 926m US dollar, with a margin enhancement of 95 bps to 43.7%, mainly driven by revenue management initiatives, favorable brand mix and ongoing cost discipline.

●

Latin America South EBITDA increased 30.8% to 1 381m US dollar, with a margin enhancement of 369 bps to 48.2%, due to revenue growth positively impacted by an improved performance of the company’s premium portfolio.

●

EMEA EBITDA increased 1.3% to 3 000m US dollar, with a margin contraction of 100 bps to 35.8%, with strong top-line growth mainly driven by the good performance of the company’s global brands and marketing initiatives associated with the 2018 FIFA World Cup RussiaTM in Western Europe and the positive results of the company’s premium portfolio in Africa.

●	Asia Pacific EBITDA increased 12.8% to 3 082m US dollar, with a margin expansion of 218 bps to 36.4%, driven by top-line growth coupled with continued premiumization and tight cost management.
●	Global Export and Holding Companies EBITDA of (656)m US dollar in the period ended 31 December 2018 (2017: (577)m US dollar).

Differences in normalized EBITDA margins by region are due to a number of factors such as different routes to market, share of returnable packaging in the region’s sales and premium product mix.

ADOPTION OF HYPERINFLATION ACCOUNTING IN ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

The IFRS rules (IAS 29) require us to report the results of the company’s operations in hyperinflationary economies, as if these were highly inflationary as of 1 January 2018, and to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e. December 2018 closing rate for 2018 full year results).

We are presenting in this management report the impact of adopting hyperinflation accounting in 2018 as part of scopes. In line with IFRS, the 2017 Argentinean operations in these consolidated financial statements were not restated for hyperinflation accounting.

In 2018 we are reporting 246m US dollar impact of hyperinflation accounting on revenue and 144m US dollar impact on normalized EBITDA. The hyperinflation accounting adjustment results from the combined effect of the indexation to reflect changes in purchasing power on the 2018 full year results and the translation of the 2018 full year results at the December 2018 closing rate, rather than the average year-to-date rate applied for non-hyperinflationary economies and the 2017 Argentinean operations.

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of the company’s operations in hyperinflation economies using inflation indices and to report the resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

During 2018, the transition to hyperinflation accounting in accordance with the IFRS rules, resulted in 46m US dollar monetary adjustment reported in the finance line, a negative impact on the Profit attributable to equity holders of AB InBev of 77m US dollar and a negative impact on Normalized EPS of 0.04 US dollar.

RECONCILIATION BETWEEN NORMALIZED EBITDA AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS

Normalized EBITDA and EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding profit from discontinued operations and the following effects from profit from continuing operations attributable to equity holders of AB InBev: (i) Non-controlling interest, (ii) Income tax expense, (iii) Share of results of associates, (iv) Net finance cost, (v) Non-recurring net finance cost, (vi) Non-recurring items above EBIT (including non-recurring impairment) and (vii) Depreciation, amortization and impairment.

Normalized EBITDA and EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to Profit from continuing operations attributable to equity holders as a measure of operational performance or as an alternative to cash flow as a measure of liquidity. Normalized EBITDA and EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and EBIT may not be comparable to that of other companies.

Million US dollar	Notes	2018	2017

Profit attributable to equity holders of AB InBev		4 368	7 996
Non-controlling interest		1 323	1 187
Profit of the period		5 691	9 183
Profit from discontinued operations		-	(28)
Profit from continuing operations		5 691	9 155
Income tax expense	12	2 839	1 920
Share of result of associates	16	(153)	(430)
Non-recurring net finance cost/(income)	11	1 982	693
Net finance cost	11	6 747	5 814
Non-recurring items above EBIT (including non-recurring impairment)	8	715	662
Normalized EBIT		17 821	17 814
Depreciation, amortization and impairment (excluding non-recurring impairment)		4 260	4 270
Normalized EBITDA		22 080	22 084

Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the company due to their size or nature. Details on the nature of the non-recurring items are disclosed in Note 8 Non-recurring items.

IMPACT OF FOREIGN CURRENCIES

Foreign currency exchange rates have a significant impact on AB InBev’s financial statements. The following table sets forth the percentage of its revenue realized by currency for the year ended 31 December 2018 and 31 December 2017:

	2018	2017

US dollar	28.6%	27.5%
Brazilian real	13.6%	14.5%
Chinese yuan	8.7%	7.5%
Mexican peso	8.1%	7.0%
Euro	6.1%	5.5%
Colombian peso	4.3%	3.8%
South African rand	4.1%	6.2%
Canadian dollar	3.4%	3.3%
Australian dollar	3.2%	3.0%
South Korean won	2.9%	2.5%
Peruvian peso	2.9%	2.6%
Argentinean peso[1]	2.7%	3.5%
Pound sterling	2.1%	1.7%
Dominican peso	1.6%	1.5%
Other	7.7%	9.9%

The following table sets forth the percentage of its normalized EBITDA realized by currency for the year ended 31 December 2018 and 31 December 2017:

	2018	2017

US dollar	26.9%	27.8%
Brazilian real	14.9%	16.1%
Mexican peso	8.7%	7.6%
Chinese yuan	7.0%	5.6%
Colombian peso	5.9%	5.3%
South African rand	4.6%	5.7%
Peruvian peso	4.5%	3.9%
Australian dollar	4.3%	4.4%
Euro	3.8%	2.7%
Argentinean peso[1]	3.4%	4.3%
Canadian dollar	3.0%	3.1%
South Korean won	2.7%	2.5%
Dominican peso	1.9%	1.8%
Pound sterling	1.3%	1.1%
Other	7.1%	8.1%

In 2018, the fluctuation of the foreign currency rates had a negative translation impact, including hyperinflation accounting impact of 2 302m US dollar on AB InBev’s revenue (2017: positive impact of 601m US dollar), of 1 217m US dollar on its normalized EBITDA (2017: positive impact of 255m US dollar) and of 1 056m US dollar on its normalized EBIT (2017: positive impact of 208m US dollar).

AB InBev’s profit (after tax) has been negatively affected by the fluctuation of foreign currencies, including hyperinflation accounting impact for 684m US dollar (2017: positive impact of 126m US dollar), while the negative translation impact, including hyperinflation accounting impact on its EPS (profit attributable to equity holders of AB InBev) was 505m US dollar or 0.26 US dollar per share (2017: positive impact of 100m US dollar or 0.05 US dollar per share).

The impact of the fluctuation of the foreign currencies on AB InBev’s net debt amounted to 932m US dollar (decrease of net debt) in 2018, as compared to an impact of 4 184m US dollar (increase of net debt) in 2017. The impact of the fluctuation of the foreign currencies on the equity attributable to the equity holders of AB InBev amounted to 7 379m US dollar (decrease of equity), as compared to an impact of 1 053m US dollar (increase of equity) in 2017.

PROFIT

Normalized profit attributable to equity holders of AB InBev was 6 793m US dollar (normalized EPS 3.44 US dollar) in 2018, compared to 7 967m US dollar (normalized EPS 4.04 US dollar) in 2017 (see Note 23 Changes in equity and earnings per share for more details). Profit attributable to equity holders of AB InBev for 2018 was 4 368m US dollar, compared to 7 996m US dollar for 2017 and includes the following impacts:

●

Net finance costs (excluding non-recurring net finance items): 6 747m US dollar in 2018 compared to 5 814m US dollar in 2017. This increase was primarily due to mark-to-market losses linked to the hedging of the company’s share-based payment programs of 1 774m USD dollar in 2018, compared to a loss of 291m USD dollar in 2017.

●

Non-recurring net finance cost: 1 982m US dollar in 2018 compared to 693m US dollar in 2017. Non-recurring net finance costs in 2018 include mark-to-market losses of 1 722m US dollar on derivative instruments entered

1 Hyperinflation accounting was adopted in 2018 to report the company’s Argentinian operations. In line with IFRS, the 2017 Argentinian operations in these consolidated financial statements were not restated for hyperinflation accounting.

into to hedge the shares issued in relation to the combinations with Grupo Modelo and SAB. Furthermore, the 2018 non-recurring net finance costs include non-cash foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans, as well as premiums paid on the early termination of certain bonds.

●

Income tax expense: 2 839m US dollar in 2018 with an effective tax rate of 33.9% compared to 1 920m US dollar in 2017 with an effective tax rate of 18.0%. The increase in the effective tax rate is mainly due to non-deductible mark-to-market losses and changes in tax legislation in some of the countries in which we operate. The 2017 effective tax rate was positively impacted by a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion US dollar adjustment resulted mainly from the remeasurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch following the change in federal tax rate from 35% to 21% and was recognized as a non-recurring gain per 31 December 2017. This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Tax Regularization Program in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute The total amount recognized as non-recurring amounted to 2.9 billion Brazilian real (0.9 billion US dollar) of which 2.8 billion Brazilian real (0.9 billion US dollar) was reported in the income tax line and 141m Brazilian real (44m US dollar) in the finance line. The normalized effective tax rate was 27.8% in 2018 compared to 22.9% in 2017. The normalized effective tax rate excluding mark-to-market losses linked to the hedging of the company’s share-based payment programs was 24.0% in 2018 compared to 22.4% in 2017.

●	Profit attributable to non-controlling interest: 1 323m US dollar in 2018 compared to 1 187m US dollar in 2017.
●	Profit from discontinued operations relates to the results of the former SAB Central and Eastern European business reported until the completion of the disposal that took place on 31 March 2017.

Liquidity position and capital resources

CASH FLOWS

Million US dollar	2018	2017

Cash flow from operating activities	14 663	15 430
Cash flow from investing activities	(3 965)	7 854
Cash flow from financing activities	(13 945)	(21 004)
Net increase/(decrease) in cash and cash equivalents	(3 247)	2 280

Cash flow from operating activities

Million US dollar	2018	2017

Profit of the period	5 691	9 183
Interest, taxes and non-cash items included in profit	15 870	12 484
Cash flow from operating activities before changes in working capital and use of provisions	21 561	21 667
Change in working capital	512	219
Pension contributions and use of provisions	(488)	(616)
Interest and taxes (paid)/received	(7 064)	(5 982)
Dividends received	141	142
Cash flow from operating activities	14 663	15 430

AB InBev’s cash flow from operating activities reached 14 663m US dollar in 2018 compared to 15 430m US dollar in 2017. The year over year change is mainly explained by higher taxes paid in 2018 compared to 2017, including the payment of taxes related to prior periods.

Cash flow from investing activities

Million US dollar	2018	2017

Net capex	(4 649)	(4 124)
Net of tax proceeds from SAB transaction-related divestitures	(430)	8 248
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	145	(556)
Proceeds from the sale/(acquisition) of investment in short-term debt securities	1 296	4 337
Other	(327)	(51)
Cash flow from investing activities	(3 965)	7 854

Cash flow used in investing activities was 3 965m US dollar in 2018 as compared to a cash inflow of 7 854m US dollar in 2017. The cash flow from investing activities in 2017 mainly reflected the proceeds from the announced SAB-related divestitures completed during 2017, net of taxes paid in 2017 on prior year divestitures, which were not repeated in 2018.

AB InBev’s net capital expenditures amounted to 4 649m US dollar in 2018 and 4 124m US dollar in 2017. Out of the total 2018 capital expenditures approximately 48% was used to improve the company’s production facilities while 42% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

Cash flow from financing activities

Million US dollar	2018	2017

Dividends paid	(7 761)	(9 275)
Net (payments on)/proceeds from borrowings	(4 707)	(9 981)
Other (including purchase of non-controlling interests)	(1 477)	(1 748)
Cash flow from financing activities	(13 945)	(21 004)

The cash outflow from financing activities amounted to 13 945m US dollar in 2018, as compared to a cash outflow of 21 004m US dollar in 2017. During 2017, the company repaid 8 billion US dollar outstanding under the Term Loan B. This Term Loan was the last remaining facility of the 75 billion US dollar senior facilities raised in October 2015 to finance the combination with SAB.

AB InBev’s cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 31 December 2018 amounted to 7 047m US dollar. As of 31 December 2018, the company had total liquidity of 16 047m US dollar, which consisted of 9 billion US dollar available under committed long-term credit facilities and 7 047m US dollar of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although the company may borrow such amounts to meet its liquidity needs, the company principally relies on cash flows from operating activities to fund the company’s continuing operation.

CAPITAL RESOURCES AND EQUITY

AB InBev’s net debt decreased from 104.4 billion US dollar as of 31 December 2017 to 102.5 billion US dollar as of 31 December 2018.

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. (“CND”) following the partial exercise by E. León Jimenes S.A. (“ELJ”) of its put option (0.9 billion US dollar), a payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” (0.3 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (7.8 billion US dollar), the payment of interest and taxes (7.1 billion US dollar) and the impact of changes in foreign exchange rates (2.1 billion US dollar decrease of net debt).

Net debt to normalized EBITDA decreased from 4.8x for the 12-month period ending 31 December 2017 to 4.6x for the 12-month period ending 31 December 2018. The 2017 net debt to EBITDA calculation excludes any EBITDA from CCBA, the former SAB Central and Eastern European Business and the stake in Distell which were divested during 2017.

Consolidated equity attributable to equity holders of AB InBev as at 31 December 2018 was 64 486m US dollar, compared to 72 585m US dollar as at 31 December 2017. The combined effect of the weakening of mainly the closing rates of the South African rand, the Brazilian real, the Canadian dollar, the Australian dollar and the Euro resulted in a foreign exchange translation adjustment of 7 379m US dollar (reduction of equity). Further details on equity movements can be found in the consolidated statement of changes in equity.

Further details on interest-bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in Note 24 Interest-bearing loans and borrowings and Note 29 Risks arising from financial instruments.

As of 31 December 2018, the company’s credit rating from Standard & Poor’s was A- for long-term obligations and A-2 for short-term obligations, with a negative outlook, and the company’s credit rating from Moody’s Investors Service was Baa1 for long-term obligations and P-2 for short-term obligations, with a stable outlook.

Research and development

Given its focus on innovation, AB InBev places a high value on research and development. In 2018, AB InBev spent 285m US dollar in research and development (2017: 276m US dollar). The spent focused on product innovations, market research, as well as process optimization and product development.

Research and development in product innovation covers liquid, packaging and draft innovation. Product innovation consists of breakthrough innovation, incremental innovation and renovation. The main goal for the innovation process is to provide consumers with better products and experiences. This implies launching new liquid, new packaging and new draught products that deliver better performance both for the consumer and in terms of top-line results, by increasing AB InBev’s competitiveness in the relevant markets. With consumers comparing products and experiences offered across very different drink categories and the offering of beverages increasing, AB InBev’s research and development efforts also require an understanding of the strengths and weaknesses of other beverage categories, spotting opportunities for beer and developing consumer solutions (products) that better address consumer need and deliver better experience. This requires understanding consumer emotions and expectations. Sensory experience, premiumization, convenience, sustainability and design are all central to AB InBev’s research and development efforts.

Research and development in process optimization is primarily aimed at quality improvement, capacity increase (plant debottlenecking and addressing volume issues, while minimizing capital expenditure) and improving efficiency. Newly developed processes, materials and/or equipment are documented in best practices and shared across business regions. Current projects range from malting to bottling of finished products.

Knowledge management and learning is also an integral part of research and development. AB InBev seeks to continuously increase its knowledge through collaborations with universities and other industries.

AB InBev’s research and development team is briefed annually on the company’s and the business regions’ priorities and approves concepts which are subsequently prioritized for development. The research & development teams invest in both short and long-term strategic projects for future growth, with the launch time depending on complexity and prioritization. Launch time usually falls within the next calendar year.

The Global Innovation and Technology Center (“GITeC”), located in Leuven, accommodates the Packaging, Product, Process Development teams and facilities such as Labs, Experimental Brewery and the European Central Lab, which also includes Sensory Analysis. In addition to GITeC, AB InBev also has Product, Packaging and Process development teams located in each of the AB InBev geographic regions focusing on the short-term needs of such regions.

Risks and uncertainties

Under the explicit understanding that this is not an exhaustive list, AB InBev’s major risk factors and uncertainties are listed below. There may be additional risks which AB InBev is unaware of. There may also be risks AB InBev now believes to be immaterial, but which could turn out to have a material adverse effect. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks. The sequence in which the risk factors are presented below is not indicative of their likelihood of occurrence or of the potential magnitude of their financial consequence

Risks relating to AB InBev and the beer and beverage industry

AB InBev is exposed to the risk of a global recession or a recession in one or more of its key markets, and to credit and capital market volatility and an economic or financial crisis, which could result in lower revenue and reduced profit, as beer consumption in many of the jurisdictions in which AB InBev operates is closely linked to general economic conditions and changes in disposable income. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on AB InBev’s ability to access capital, on its business, results of operations and financial condition, and on the market price of its shares and American Depositary Shares.

AB InBev’s results of operations are affected by fluctuations in exchange rates. Any change in exchange rates between AB InBev’s operating companies’ functional currencies and the U.S. dollar will affect its consolidated income statement and balance sheet when the results of those operating companies are translated into U.S. dollar for reporting purposes as translational exposures are not hedged. Also, there can be no assurance that the policies in place to manage commodity price and transactional foreign currency risks to protect AB InBev’s exposure will be able to successfully hedge against the effects of such foreign exchange exposure, especially over the long-term. Further, the use of financial instruments to mitigate currency risk and any other efforts taken to better match the effective currencies of AB InBev’s liabilities to its cash flows could result in increased costs.

Changes in the availability or price of raw materials, commodities, energy and water, including as a result of unexpected increases in tariffs on such raw materials and commodities, like aluminum, could have an adverse effect on AB InBev’s results of operations to the extent that AB InBev fails to adequately manage the risks inherent in such volatility, including if AB InBev’s hedging and derivative arrangements do not effectively or completely hedge changes in commodity prices.

AB InBev may not be able to obtain the necessary funding for its future capital or refinancing needs and may face financial risks due to its level of debt and uncertain market conditions. AB InBev may be required to raise additional funds for AB InBev’s future capital needs or to refinance its current indebtedness through public or private financing, strategic relationships or other arrangements and there can be no assurance that the funding, if needed, will be available on attractive terms, or at all. AB InBev has incurred substantial indebtedness by entering into several senior credit facilities and accessing the bond markets from time to time based on its financial needs, including as a result of the acquisition of SAB. The portion of AB InBev’s consolidated balance sheet represented by debt will remain significantly higher as compared to its historical position. AB InBev’s increased level of debt could have significant consequences for AB InBev, including (i) increasing its vulnerability to general adverse economic and industry conditions, (ii) limiting its flexibility in planning for, or reacting to, changes in its business and the industry in which AB InBev operates; (iii) impairing its ability to obtain additional financing in the future and limiting its ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities or to otherwise realize the value of its assets and opportunities fully, (iv) requiring AB InBev to issue additional equity (potentially under unfavorable market conditions), and (v) placing AB InBev at a competitive disadvantage compared to its competitors that have less debt. AB InBev’s ability to repay and renegotiate its outstanding indebtedness will be dependent upon market conditions. Unfavorable conditions, including significant price volatility, dislocations and liquidity disruptions in the global credit markets in recent years, as well as downward pressure on credit capacity for certain issuers without regard to those issuers’ underlying financial strength, could increase costs beyond what is currently anticipated. Such costs could have a material adverse impact on AB InBev’s cash flows, results of operations or both. Further, AB InBev may restrict the amount of dividends it will pay as a result of AB InBev’s level of debt and its strategy to give priority to deleveraging. Also, a credit rating downgrade could have a material adverse effect on AB InBev’s ability to finance its ongoing operations or to refinance its existing indebtedness. In addition, a failure of AB InBev to refinance all or a substantial amount of its debt obligations when they become due, or more generally a failure to raise additional equity capital or debt financing or to realize proceeds from asset sales when needed, would have a material adverse effect on its financial condition and results of operations.

AB InBev’s results could be negatively affected by increasing interest rates. Although AB InBev enters into interest rate swap agreements to manage its interest rate risk and also enters into cross-currency interest rate swap agreements to manage both its foreign currency risk and interest-rate risk on interest-bearing financial liabilities, there can be no assurance that such instruments will be successful in reducing the risks inherent in exposures to interest rate fluctuations.

Certain of AB InBev’s operations depend on independent distributors’ or wholesalers’ efforts to sell AB InBev’s products and there can be no assurance that such distributors will not give priority to AB InBev’s competitors. Further, any inability of AB InBev to replace unproductive or inefficient distributors or any limitations imposed on AB InBev to purchase or own any interest in distributors or wholesalers as a result of contractual restrictions, regulatory changes, changes in legislation or the interpretations of legislation by regulators or courts could adversely impact AB InBev’s business, results of operations and financial condition.

The continued consolidation of retailers in markets in which AB InBev operates could result in reduced profitability for the beer industry as a whole and indirectly adversely affect AB InBev’s financial results.

A portion of the company’s global portfolio consists of associates in new or developing markets, including investments where the company may have a lesser degree of control over the business operations. The company faces several challenges inherent to these various culturally and geographically diverse business interests. Although the company works with its associates on the implementation of appropriate processes and controls, the company also faces additional risks and uncertainties with respect to these minority investments because the company may be dependent on systems, controls and personnel that are not under the company’s control, such as the risk that the company’s associates may violate applicable laws and regulations, which could have an adverse effect on the company’s business, reputation, results of operations and financial condition.

AB InBev relies on key third parties, including key suppliers, for a range of raw materials for its beer, alcoholic beverages and soft drinks, and for packaging material. The termination of or a material change to arrangements with certain key suppliers or the failure of a key supplier to meet its contractual obligations could have a material impact on AB InBev’s production, distribution and sale of beer, alcoholic beverages and soft drinks and have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition. Certain of AB InBev’s subsidiaries may purchase nearly all of their key packaging materials from sole suppliers under multi-year contracts. The loss of or temporary discontinuity of supply from any of these suppliers without sufficient time to develop an alternative source could cause AB InBev to spend increased amounts on such supplies in the future. In addition, a number of key brand names are both licensed to third-party brewers and used by companies over which AB InBev does not have control. Although AB InBev monitors brewing quality to ensure its high standards, to the extent that one of these key brand names or joint ventures, companies in which AB InBev does not own a controlling interest and/or AB InBev’s licensees are subject to negative publicity, it could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

The size of AB InBev, contractual limitations it is subject to and its position in the markets in which it operates may decrease its ability to successfully carry out further acquisitions and business integrations. AB InBev cannot enter into further transactions unless it can identify suitable candidates and agree on the terms with them. The size of AB InBev and its position in the markets in which it operates may make it harder to identify suitable candidates, including because it may be harder for AB InBev to obtain regulatory approval for future transactions. If appropriate opportunities do become available, AB InBev may seek to acquire or invest in other businesses; however, any future acquisition may pose regulatory, antitrust and other risks.

The ability of AB InBev’s subsidiaries to distribute cash upstream may be subject to various conditions and limitations. The inability to obtain sufficient cash flows from its domestic and foreign subsidiaries and affiliated companies could adversely impact AB InBev’s ability to pay dividends and otherwise negatively impact its business, results of operations and financial condition.

An inability to reduce costs could affect AB InBev’s profitability and, in particular, AB InBev may not be able to fully realize the anticipated benefits and synergies of the combination with SAB. The integration process continues to involve costs and uncertainties, including increased exposure to certain risks arising from the challenge of continuing to develop collaborative relationships with SAB’s former partners in Eurasian and African countries. Additionally, the Tax Matters Agreement AB InBev has entered into with Altria Group Inc. imposes some limits on the ability of the Combined Group to effect some reorganizations, which may limit its capacity to integrate SAB’s operations.

Failure to generate significant cost savings and margin improvement through initiatives for improving operational efficiencies could adversely affect AB InBev’s profitability and AB InBev’s ability to achieve its financial goals. A number of AB InBev’s subsidiaries are in the process of executing a major cost saving and efficiency program and AB InBev is pursuing a number of initiatives to improve operational efficiency. If AB InBev fails for any reason to successfully complete these measures and programs as planned or to derive the expected benefits from these measures and programs, including if we fail to realize the full anticipated synergies of the combination with SAB, there is a risk of increased costs associated with these efforts, delays in benefit realization, disruption to the business, reputational damage or a reduced competitive advantage in the medium term.

A substantial portion of AB InBev’s operations are carried out in developing European, African, Asian and Latin American markets. AB InBev’s operations and equity investments in these markets are subject to the customary risks of operating in developing countries, which include, amongst others, political instability or insurrection, external interference, financial risks, changes in government policy, political and economic changes, changes in the relations between countries, actions of governmental authorities affecting trade and foreign investment, regulations on repatriation of funds, interpretation and application of local laws and regulations, enforceability of intellectual property and contract rights, local labor conditions and regulations, lack of upkeep of public infrastructure, potential political and economic uncertainty, application of exchange controls, nationalization or expropriation, empowerment legislation and policy, corrupt business environments, crime and lack of law enforcement as well as financial risks, which include risk of illiquidity, inflation, devaluation, price volatility, currency convertibility and country default. Moreover, the economies of developing countries are often affected by changes in other developing market countries, and, accordingly, adverse changes in developing markets elsewhere in the world could have a negative impact on the markets in which AB InBev operates. Such developing market risks could adversely impact AB InBev’s business, results of operations and financial condition. Furthermore, the global reach of AB InBev’s operations exposes it to risks associated with doing business globally, including changes in tariffs. The Office of the United States Trade Representative has enacted tariffs on certain imports into the United States from China. If significant tariffs or other restrictions are placed on imports from China or any retaliatory trade measures are taken by China, AB InBev’s business and results of operations could be materially and adversely affected.

Following the categorization of Argentina in AB InBev’s results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), resulting in the restatement of certain results for hyperinflation accounting. If the economic or political situation in Argentina further deteriorates, the Latin America South operations may be subject to additional restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect AB InBev’s liquidity and operations, and ability to access funds from Argentina.

AB InBev relies on the reputation of its brands and its success depends on its ability to maintain and enhance the image and reputation of its existing products and to develop a favorable image and reputation for new products. An event, or series of events, that materially damages the reputation of one or more of AB InBev’s brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business. Further, any restrictions on the permissible advertising style, media and messages used may constrain AB InBev’s brand building potential and thus reduce the value of its brands and related revenues.

Competition and changing consumer preferences in its various markets and increased purchasing power of players in AB InBev’s distribution channels could cause AB InBev to reduce prices of its products, increase capital investment, increase marketing and other expenditures or prevent AB InBev from increasing prices to recover higher costs and thereby cause AB InBev to reduce margins or lose market share. Any of the foregoing could have a material adverse effect on AB InBev’s business, financial condition and results of operations. Also, innovation faces inherent risks, and the new products AB InBev introduces may not be successful, while competitors may be able to respond more quickly to the emerging trends, such as the increasing consumer preference for “craft beers” produced by smaller microbreweries.

The partnership between Labatt, the Canadian subsidiary of ABI’s subsidiary Ambev, and Tilray to research non-alcohol beverages containing tetrahydrocannabinol and cannabidiol, both derived from cannabis, could lead to increased legal, reputational and financial risks. While this partnership is currently limited to research in Canada, the laws and regulations governing recreational cannabis are still developing, including in ways that AB InBev may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which AB InBev operates, and violations of Law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization has changed quickly and remains in flux.

If any of AB InBev’s products is defective or found to contain contaminants, AB InBev may be subject to product recalls or other liabilities. Although AB InBev maintains insurance against certain product liability (but not product recall) risks, it may not be able to enforce its rights in respect of these policies and, in the event that contamination or a defect occurs, any amounts it recovers may not be sufficient to offset any damage it may suffer, which could adversely impact its business, reputation, prospects, results of operations and financial condition.

In recent years, there has been increased public and political attention directed at the alcoholic beverage and food and soft drinks industries, as a result of health care concerns related to the harmful use of alcohol (including drunk driving, drinking while pregnant and excessive, abusive and underage drinking) and to health concerns such as diabetes and obesity related to the overconsumption of food and soft drinks. Negative publicity regarding AB InBev’s products and brands, publication of studies indicating a significant risk in using AB InBev’s products or changes in consumer perceptions in relation to AB InBev’s products generally could adversely affect the sale and consumption of AB InBev’s products and could harm its business, results of operations, cash flows or financial condition. Concerns over alcohol abuse and underage drinking have also caused governments, including those in Argentina, Brazil, Spain, Russia, the United Kingdom, South Africa, Australia and the United States, to consider measures such as increased taxation, implementation of minimum alcohol pricing regimes or other changes to the regulatory framework governing AB InBev’s marketing and other commercial practices.

Climate change or other environmental concerns, or legal, regulatory or market measures to address climate change or other environmental concerns, could have a long-term, material adverse impact on AB InBev’s business and results of operations. Further, water scarcity or poor water quality may affect AB InBev by increasing production costs and capacity constraints, which could adversely affect AB InBev’s business and results of operations. Additionally, AB InBev’s inability to meet its compliance obligations under EU emissions trading regulations may also have an adverse impact on AB InBev’s business and results of operations.

AB InBev’s operations are subject to environmental regulations, which could expose it to significant compliance costs and litigation relating to environmental issues.

AB InBev may not be able to protect its current and future brands and products and defend its intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how, which could have a material adverse effect on its business, results of operations, cash flows or financial condition, and in particular, on AB InBev’s ability to develop its business.

AB InBev could incur significant costs as a result of compliance with, and/or violations of or liabilities under, various regulations that govern AB InBev’s operations or the operations of its licensed third parties, including the General Data Protection Regulation adopted in the European Union, which was fully implemented in May 2018. Also, public concern about beer, alcoholic beverages and soft drink consumption and any resulting restrictions may cause the social acceptability of beer, alcoholic beverages and soft drinks to decline significantly and consumption trends to shift away from these products, which would have a material adverse effect on AB InBev’s business, financial condition and results of operations.

AB InBev is now, and may in the future be, a party to legal proceedings and claims, including collective suits (class actions), and significant damages may be asserted against it. Given the inherent uncertainty of litigation, it is possible that AB InBev might incur liabilities as a consequence of the proceedings and claims brought against it, including those that are not currently believed by it to be reasonably possible, which could have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial position. Important contingencies are disclosed in Note 32 Contingencies of the 2018 consolidated financial statements.

AB InBev entered into a consent decree with the U.S. Department of Justice in relation to the combination with SAB, pursuant to which AB InBev’s subsidiary, Anheuser-Busch Companies, LLC, agreed not to acquire control of a distributor if doing so would result in more than 10% of its annual volume being distributed through distributorships controlled by AB InBev in the U.S. AB InBev’s compliance with its obligations under the settlement agreement is monitored by the U.S. Department of Justice and the Monitoring Trustee appointed by them. Were AB InBev to fail to fulfill its obligations under the consent decree, whether intentionally or inadvertently, AB InBev could be subject to monetary fines.

AB InBev may be subject to adverse changes in taxation, which makes up a large proportion of the cost of beer charged to consumers in many jurisdictions. Increases in excise and other indirect taxes applicable to AB InBev’s products tend to adversely affect AB InBev’s revenue or margins, both by reducing overall consumption and by encouraging consumers to switch to other categories of beverages. Minimum pricing is another form of fiscal regulation that can affect AB InBev’s profitability. Furthermore, AB InBev may be subject to increased taxation on its operations by national, local or foreign authorities, to higher corporate income tax rates or to new or modified taxation regulations and requirements. For example, the work being carried out by the Organisation for Economic Co-operation and Development on base erosion and profit shifting and initiatives at the European Union level (including the anti-tax-avoidance directive adopted by the Council of the European Union on 12 July 2016) as a response to increasing globalization of trade and business operations could result in changes in tax treaties, the introduction of new legislation, updates to existing legislation, or changes to regulatory interpretations of existing legislation, any of which could impose additional taxes on businesses. An increase in excise taxes or other taxes could adversely affect the financial results of AB InBev as well as its results of operations. Furthermore, the U.S. tax reform signed on 22 December 2017 (the “Tax Act”) brings major tax legislation changes into law. While the Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21% and provides an exemption for certain dividends from 10%-owned foreign subsidiaries, the Tax Act expands the tax base by introducing further limitations on deductibility of interest, the imposition of a “base erosion and anti-abuse tax” and the imposition of minimum tax for “global intangible low-tax income”, among other changes, which could adversely impact the company’s results of operations. The overall impact of the Tax Act also depends on the future interpretations and regulations that may be issued by U.S. tax authorities, and it is possible that future guidance could adversely impact the financial results of the company.

Antitrust and competition laws and changes in such laws or in the interpretation and enforcement thereof, as well as being subject to regulatory scrutiny, could affect AB InBev’s business or the businesses of its subsidiaries. For example, in connection with AB InBev’s previous acquisitions, various regulatory authorities have imposed (and may impose) conditions with which AB InBev is required to comply. The terms and conditions of certain of such authorizations, approvals and/or clearances required, among other things, the divestiture of the company’s assets or businesses to third parties, changes to the company’s operations, or other restrictions on the company’s ability to operate in certain jurisdictions. Such actions could have a material adverse effect on AB InBev’s business, results of operations, financial condition and prospects. In addition, such conditions could diminish substantially the synergies and advantages which the company expect to achieve from such future transactions.

AB InBev operates its business and markets its products in emerging markets that, as a result of political and economic instability, a lack of well-developed legal systems and potentially corrupt business environments, present it with political, economic and operational risks. Although AB InBev is committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to its business, there is a risk that the employees or representatives of AB InBev’s subsidiaries, affiliates, associates, joint ventures/operations or other business interests may take actions that violate applicable laws and regulations that generally prohibit the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act.

Although AB InBev’s operations in Cuba are quantitatively immaterial, its overall business reputation may suffer or it may face additional regulatory scrutiny as a result of Cuba being a target of U.S. economic and trade sanctions. If investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of AB InBev’s securities could be adversely impacted. In addition, U.S. legislation known as the “Helms-Burton Act” authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended, claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. AB InBev has received notice of a claim purporting to be made under the Helms-Burton Act. AB InBev is currently unable to express a view as to the validity of such claim, or as to the claimants’ standing to pursue it.

AB InBev may not be able to recruit or retain key personnel and successfully manage them, which could disrupt AB InBev’s business and have an unfavorable material effect on AB InBev’s financial position, its income from operations and its competitive position.

Further, AB InBev may be exposed to labor strikes, disputes and work stoppages or slowdowns, within its operations or those of its suppliers, or an interruption or shortage of raw materials for any other reason that could lead to a negative impact on AB InBev’s costs, earnings, financial condition, production level and ability to operate its business. AB InBev’s production may also be affected by work stoppages or slowdowns that affect its suppliers, distributors and retail delivery/logistics providers as a result of disputes under existing collective labor agreements with labor unions, in connection with negotiations of new collective labor agreements, as a result of supplier financial distress or for other reasons. A work stoppage or slowdown at AB InBev’s facilities could interrupt the transport of raw materials from its suppliers or the transport of its products to its customers. Such disruptions could put a strain on AB InBev’s relationships with suppliers and clients and may have lasting effects on its business even after the disputes with its labor force have been resolved, including as a result of negative publicity.

AB InBev relies on information technology systems to process, transmit, and store electronic information. Although AB InBev takes various actions to prevent cyber-attacks and to minimize potential technology disruptions, such disruptions could impact AB InBev’s business. For example, if outside parties gained access to AB InBev’s confidential data or strategic information and appropriated such information or made such information public, this could harm AB InBev’s reputation or its competitive advantage, or could expose AB InBev or its customers to a risk of loss or misuse of information. More generally, technology disruptions can have a material adverse effect on AB InBev’s business, results of operations, cash flows or financial condition.

AB InBev’s business and operating results could be negatively impacted by social, technical, natural, physical or other disasters.

Although AB InBev maintains insurance policies to cover various risks, it also uses self-insurance for most of its insurable risks. Should an uninsured loss or a loss in excess of insured limits occur, this could adversely impact AB InBev’s business, results of operations and financial condition.

As a result of the combination with SAB, AB InBev recognized a significant amount of incremental goodwill on its balance sheet. If the integration of the businesses meets with unexpected difficulties, or if the business of AB InBev does not develop as expected, impairment charges may be incurred in the future that could be significant and that could therefore have a material adverse effect on its results of operations and financial condition.

If the business of AB InBev does not develop as expected, impairment charges on goodwill or other intangible assets may be incurred in the future that could be significant and that could have an adverse effect on AB InBev’s results of operations and financial condition.

The audit report included in AB InBev’s annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board (PCAOB). This lack of PCAOB inspections in Belgium prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in Belgium, including AB InBev’s auditors. As a result, U.S. and other investors may be deprived of the benefits of PCAOB inspections.

AB InBev’s ordinary shares currently trade on Euronext Brussels in euros, the Johannesburg Stock Exchange in South African rand, the Mexican Stock Exchange in Mexican pesos and its ordinary shares represented by American Depositary Shares (the “ADSs”) trade on the New York Stock Exchange in U.S. dollars. Fluctuations in the exchange rates between the euro, the South African rand, the Mexican peso and the U.S. dollar may result in temporary differences between the value of AB InBev’s ordinary shares trading in different currencies, and between its ordinary shares and its ADSs, which may result in heavy trading by investors seeking to exploit such differences.

Risks arising from financial instruments

Note 29 of the 2018 consolidated financial statements on Risks arising from financial instruments contain detailed information on the company’s exposures to financial risks and its risk management policies.

Events after the balance sheet date

Please refer to Note 35 Events after the balance sheet date of the consolidated financial statements.

Corporate governance

For information with respect to Corporate Governance, please refer to the Corporate Governance section, which forms an integral part of AB InBev’s annual report.

Adjusted segment information

AB InBev has updated its 2018 segment reporting for purposes of result announcement and internal review by senior management from 1 January 2019. This presentation (referred to as the “2018 Reference Base”) includes, for comparative purposes in 2019 and to facilitate the understanding of AB InBev’s underlying performance, (i) the new company organizational structure that will be effective 1 January 2019 (ii) the impact of hyperinflation accounting for the Argentinean operations as if the company had applied hyperinflation accounting as of 1 January 2018 and (iii) restated results considering the new IFRS rules on lease accounting as if the company had applied the new standard as of 1 January 2018 as detailed below:

•

The new organizational structure that will be effective as of 1 January 2019 is composed of five regions: North America, Middle Americas, South America, EMEA and Asia Pacific. The company’s revised geographic regions and its Global Export and Holding Companies will comprise the company’s six segments for all financial reporting purposes. The key changes in the company’s structure are as follows: (i) the new Middle Americas region will combine the current Latin America West region and the business unit Central America and Caribbean, that was previously reported in Latin America North region, and (ii) the new South America region will combine the current Latin America South region and Brazil, that was previously reported in Latin America North region. These organizational changes are effective as of 1 January 2019 and consequently will be reflected in the company’s financial statements as of that date. The 2018 Reference Base presents the quarterly and full year 2018 results of the company as if the organizational changes had taken place on 1 January 2018.

•

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting. However, since the company first applied hyperinflation accounting as of the third quarter 2018, IAS 29 Financial Reporting in Hyperinflationary Economies was not applied for the company’s results published prior to that reporting period. Therefore, the 2018 Reference Base reflects the quarterly and full year 2018 results of the company as if hyperinflation accounting had been applied as of 1 January 2018. Each quarter was restated to reflect the changes in general purchasing power of the local currency applicable to the period (using official indices) before converting the indexed results at the closing rate applicable at the end of each quarter (instead of the average rate). See Note 4 Use of estimates and judgments for more details.

•

Effective 1 January 2019, IFRS 16 Leases will replace the current lease accounting requirements and introduces significant changes to lessee accounting. It requires a lessee to recognize a “right-of-use” asset and a lease liability. IFRS 16 also requires to recognize a depreciation charge related to the “right-of-use” assets and an interest expense on the lease liabilities, as compared to the recognition of rental cost on a straight-line basis over the lease term under the prior standard. The 2018 Reference Base presents the quarterly and full year 2018 results of the company as if the standard had been applied as of 1 January 2018. See Note 3 (DD) Recently issued IFRS for more details.

AB INBEV WORLDWIDE	1Q 2018 Reference base	2Q 2018 Reference base	3Q 2018 Reference base	4Q 2018 Reference base	FY 2018 Reference base

Volumes	134 831	143 685	146 187	142 363	567 066
Revenue	13 090	13 764	13 514	14 250	54 619
Cost of sales	(5 004)	(5 092)	(5 042)	(5 182)	(20 320)
Gross profit	8 086	8 672	8 472	9 068	34 299
SG&A	(4 318)	(4 455)	(4 254)	(4 181)	(17 209)
Other operating income/(expenses)	186	211	220	197	814
Normalized EBIT	3 955	4 428	4 438	5 084	17 904
Normalized EBITDA	5 120	5 582	5 606	6 284	22 592
Normalized EBITDA margin	39.1%	40.6%	41.5%	44.1%	41.4%

NORTH AMERICA	1Q 2018 Reference base	2Q 2018 Reference base	3Q 2018 Reference base	4Q 2018 Reference base	FY 2018 Reference base

Volumes	24 814	29 813	29 985	26 114	110 726
Revenue	3 460	4 181	4 162	3 700	15 504
Cost of sales	(1 298)	(1 534)	(1 539)	(1 394)	(5 765)
Gross profit	2 161	2 647	2 623	2 307	9 738
SG&A	(1 049)	(1 179)	(1 161)	(1 023)	(4 413)
Other operating income/(expenses)	1	1	11	28	40
Normalized EBIT	1 112	1 469	1 473	1 311	5 365
Normalized EBITDA	1 322	1 673	1 683	1 522	6 199
Normalized EBITDA margin	38.2%	40.0%	40.4%	41.1%	40.0%

MIDDLE AMERICAS	1Q 2018 Reference base	2Q 2018 Reference base	3Q 2018 Reference base	4Q 2018 Reference base	FY 2018 Reference base

Volumes	30 738	32 212	31 813	34 039	128 803
Revenue	2 705	2 892	2 876	3 141	11 614
Cost of sales	(811)	(851)	(837)	(836)	(3 336)
Gross profit	1 894	2 041	2 038	2 305	8 278
SG&A	(798)	(827)	(776)	(775)	(3 176)
Other operating income/(expenses)	6	21	44	17	88
Normalized EBIT	1 102	1 235	1 306	1 546	5 189
Normalized EBITDA	1 294	1 448	1 514	1 777	6 033
Normalized EBITDA margin	47.8%	50.1%	52.6%	56.6%	51.9%

SOUTH AMERICA	1Q 2018 Reference base	2Q 2018 Reference base	3Q 2018 Reference base	4Q 2018 Reference base	FY 2018 Reference base

Volumes	34 088	30 383	31 297	39 851	135 618
Revenue	2 861	2 101	1 964	3 313	10 238
Cost of sales	(1 082)	(797)	(767)	(1 196)	(3 842)
Gross profit	1 778	1 304	1 197	2 117	6 396
SG&A	(868)	(720)	(624)	(764)	(2 976)
Other operating income/(expenses)	82	74	47	65	267
Normalized EBIT	992	657	620	1 418	3 688
Normalized EBITDA	1 257	884	879	1 675	4 696
Normalized EBITDA margin	44.0%	42.1%	44.7%	50.6%	45.9%

EMEA	1Q 2018 Reference base	2Q 2018 Reference base	3Q 2018 Reference base	4Q 2018 Reference base	FY 2018 Reference base

Volumes	20 549	21 340	21 803	23 484	87 176
Revenue	1 919	2 176	2 095	2 183	8 374
Cost of sales	(834)	(887)	(867)	(887)	(3 475)
Gross profit	1 085	1 289	1 228	1 297	4 898
SG&A	(722)	(751)	(699)	(708)	(2 879)
Other operating income/(expenses)	49	68	76	40	232
Normalized EBIT	412	606	605	629	2 251
Normalized EBITDA	660	847	833	846	3 187
Normalized EBITDA margin	34.4%	38.9%	39.8%	38.7%	38.1%

ASIA PACIFIC	1Q 2018 Reference base	2Q 2018 Reference base	3Q 2018 Reference base	4Q 2018 Reference base	FY 2018 Reference base

Volumes	24 296	29 804	31 290	18 875	104 266
Revenue	2 040	2 327	2 310	1 793	8 470
Cost of sales	(870)	(958)	(944)	(760)	(3 531)
Gross profit	1 170	1 369	1 366	1 034	4 939
SG&A	(622)	(741)	(750)	(656)	(2 769)
Other operating income/(expenses)	41	43	43	36	163
Normalized EBIT	589	670	659	414	2 333
Normalized EBITDA	772	870	861	628	3 131
Normalized EBITDA margin	37.8%	37.4%	37.3%	35.0%	37.0%

GLOBAL EXPORT AND HOLDING COMPANIES	1Q 2018 Reference base	2Q 2018 Reference base	3Q 2018 Reference base	4Q 2018 Reference base	FY 2018 Reference base

Volumes	346	132	-	-	478
Revenue	106	87	107	118	419
Cost of sales	(107)	(65)	(88)	(110)	(370)
Gross profit	(1)	22	19	9	49
SG&A	(260)	(236)	(244)	(255)	(996)
Other operating income/(expenses)	8	5	-	11	25
Normalized EBIT	(253)	(209)	(225)	(235)	(922)
Normalized EBITDA	(184)	(141)	(164)	(165)	(653)

Statement of the Board of Directors

The Board of Directors of AB InBev SA/NV certifies, on behalf and for the account of the company, that, to their knowledge, (a) the financial statements which have been prepared in accordance with International Financial Reporting Standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the entities included in the consolidation as a whole and (b) the management report includes a fair review of the development and performance of the business and the position of the company and the entities included in the consolidation as a whole, together with a description of the principal risks and uncertainties they face.

Independent auditors' report

Deloitte.

Independent auditor's report to the shareholders' meeting of Anheuser-Busch InBev NV/SA on the consolidated financial statements for the year ended 31 December 2018

In the context of the audit of the consolidated financial statements of Anheuser-Busch InBev NV/SA ("the Company") and its subsidiaries, joint ventures, joint operations and associates (together "the Group"), we hereby submit our audit report to you. This report includes our report on the consolidated financial statements together with our report on other legal and regulatory requirements. These should be considered as an integral part to the report.

We were appointed in our capacity as independent auditor by the shareholders' meeting of 27 April 2016 in accordance with the proposal of the board of directors issued upon recommendation of the Audit Committee and as presented to the works council. Our mandate expires on the date of the shareholders' meeting deliberating on the consolidated financial statements for the year ending 31 December 2018.

Report on the audit of the consolidated financial statements

Unqualified opinion

We have audited the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at 31 December 2018, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flow for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated statement of financial position shows total assets of 232 103 million USD and the consolidated income statement shows a consolidated profit for the year then ended of 5 691 million USD.

In our opinion, the consolidated financial statements of Anheuser-Busch InBev NV/SA give a true and fair view of the Group's net equity and financial position as of 31 December 2018 and of its consolidated results and its consolidated cash flows for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

Basis for the unqualified opinion

We conducted our audit in accordance with International Standards on Auditing (ISA) as applicable in Belgium. Our responsibilities under those standards are further described in the "Responsibilities of the independent auditor for the audit of the consolidated financial statements" section of our report. We have complied with all ethical requirements relevant to the audit of consolidated financial statements in Belgium, including those regarding independence.

We have obtained from the board of directors and the Company's officials the explanations and information necessary for performing our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters:

Key audit matter	How our audit addressed the key audit matter & reference to the Company's disclosures
Goodwill and intangible assets with an indefinite useful life – impairment testing Goodwill and intangible assets with indefinite useful lives represent 76 % of the total consolidated statement of financial position at 31 December 2018. The annual impairment testing was significant to our audit because of the financial quantum of the assets it supports as well as the fact that the testing relies on a number of critical judgments, estimates and assumptions. The Company uses a strategic plan based on external sources in respect of macro-economic assumptions, industry, inflation, foreign exchange rates and past experience and assumptions in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions.	We assessed and tested the critical assumptions, the discount rates, methodologies and data used by the Company, by comparing them to external data such as expected inflation rates, external market growth expectations and by analyzing sensitivities in the Company's discounted cash flow model. We included valuation specialists in our team to assist us in these activities. Goodwill and intangible assets with indefinite useful lives are allocated to Cash Generating Units (CGU's) and groups of CGU's. We assessed the adequacy of the Company's disclosure notes 14 and 15 in the financial statements about the assumptions to which the outcome of the impairment test is most sensitive. We specifically focused on the sensitivity in the available headroom of CGU's and whether a reasonable possible change in assumptions could cause the carrying amount to exceed its recoverable amount. We also assessed the historical accuracy of management's estimates. The details on the accounting for goodwill and intangible assets and the disclosure requirements under IAS 36 Impairment of assets are included in Note 3. Summary of significant accounting policies, Note 4. Use of estimates and judgments, Note 14. Goodwill and Note 15. Intangible assets to the financial statements.

| Key audit matter | How our audit addressed the key audit matter & reference to the Company's disclosures |
|---|---|
| **Taxes – provisions for uncertain tax positions**<br>The Group is subject to income tax in numerous jurisdictions. There are some transactions for which the ultimate tax position is uncertain and which requires significant judgment to determine the provision for income tax. In those cases where the amount of tax payable or recoverable is uncertain, the Company establishes provisions based on its judgment of the probable amount of the payable or receivable. Some subsidiaries within the Group are currently subject to tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities can take considerable time to conclude. Due to the level of judgment involved and the uncertain nature of the tax positions, we consider this to be a significant matter in our audit. | With assistance from our tax specialists, we obtained a detailed understanding of the Company's tax strategy as well as key technical tax issues and risks related to business and legislative developments. We assessed the status of ongoing local tax authority audits using, where applicable, our local and international specialized tax knowledge. We evaluated and challenged management's judgment in respect of estimates of tax exposures, recoverable amounts and contingencies. We considered correspondence with tax authorities and also assessed legal opinions from third party tax advisors who act on behalf of the Company.<br><br>We considered the adequacy of the Company's disclosures in Note 3. Summary of significant accounting policies, Note 4. Use of estimates and judgments, Note 12. Income taxes and Note 32. Contingencies of the financial statements. |

**Responsibilities of the board of directors for the consolidated financial statements**

The board of directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium; and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements the board of directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters to be considered for going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

**Responsibilities of the independent auditor for the audit of the consolidated financial statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

During the performance of our audit, we comply with the legal regulatory and normative framework as applicable to the audit of consolidated financial statements in Belgium.

As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

- identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from an error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;
- obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances;
- evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management;
- conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern;
- evaluate the overall presentation, structure and content of the consolidated financial statements, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation;
- obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, amongst other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and we communicate with them about all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated to the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes any public disclosure about the matter.

## Report on other legal and regulatory requirements

**Responsibilities of the board of directors**

The board of directors is responsible for the preparation and the content of the directors' report on the consolidated financial statements and other matters disclosed in this report.

**Responsibilities of the independent auditor**

As part of our mandate and in accordance with the Belgian (revised in 2018) auditing standard which is complementary to the ISA applicable in Belgium, our responsibility is to verify, in all material respects, the director's report on the consolidated financial statements and other matters disclosed in the annual report on the consolidated financial statements, as well as to report on these matters.

**Aspects regarding the directors' report on the consolidated financial statements**

In our opinion, after performing the specific procedures on the directors' report on the consolidated financial statements, the directors' report on the consolidated financial statements is consistent with the consolidated financial statements for the year and it has been established in accordance with the requirements of article 119 of the Companies Code.

In the context of our audit of the consolidated financial statements we are responsible for considering, in particular based on information that we became aware of during the audit, if the directors' report on the consolidated financial statements is free of material misstatements, either by information that is incorrectly stated or otherwise misleading. In the context of the procedures performed, we are not aware of such a material misstatement.

**Statements regarding independence**

- Our audit firm and our network have not performed any prohibited services and our audit firm has remained independent from the Company during the performance of our mandate.
- The fees for the non-audit services compatible with the audit of the consolidated financial statements as defined in article 134 of the Companies Code have been properly disclosed and disaggregated in the disclosures to the consolidated financial statements.

**Other statements**

- This report is consistent with our additional report to the audit committee referred to in article 11 of Regulation (EU) No 537/2014.

Zaventem, 27 February 2019

**Deloitte Bedrijfsrevisoren/Réviseurs d'Entreprises**
**CVBA/SCRL**
Represented by Joël Brehmen

**Deloitte.**
Deloitte Bedrijfsrevisoren/Réviseurs d'Entreprises
Coöperatieve vennootschap met beperkte aansprakelijkheid/Société coopérative à responsabilité limitée
Registered Office: Gateway building, Luchthaven Brussel Nationaal 1 J, B-1930 Zaventem
VAT BE 0429.053.863 - RPR Brussel/RPM Bruxelles - IBAN BE 17 2300 0465 6121 - BIC GEBABEBB

Member of Deloitte Touche Tohmatsu Limited

Consolidated financial statements

Consolidated income statement

For the year ended 31 December Million US dollar, except earnings per shares in US dollar	Notes	2018	2017

Revenue		54 619	56 444
Cost of sales		(20 359)	(21 386)

Gross profit		34 259	35 058

Distribution expenses		(5 770)	(5 876)
Sales and marketing expenses		(7 883)	(8 382)
Administrative expenses		(3 465)	(3 841)
Other operating income/(expenses)	7	680	854

Profit from operations before non-recurring items		17 821	17 814

Restructuring	8	(385)	(468)
Acquisition costs business combinations	8	(74)	(155)
Business and asset disposal	8	(26)	(39)
Provision for EU investigation	8	(230)	-

Profit from operations		17 106	17 152

Finance cost	11	(7 186)	(6 192)
Finance income	11	440	378
Non-recurring net finance income/(cost)	11	(1 982)	(693)

Net finance income/(cost)		(8 729)	(6 507)

Share of result of associates and joint ventures	16	153	430

Profit before tax		8 530	11 076

Income tax expense	12	(2 839)	(1 920)

Profit from continuing operations		5 691	9 155

Profit from discontinued operations		-	28

Profit of the period		5 691	9 183

Profit from continuing operations attributable to:
Equity holders of AB InBev		4 368	7 968
Non-controlling interest		1 323	1 187

Profit of the period attributable to:
Equity holders of AB InBev		4 368	7 996
Non-controlling interest		1 323	1 187

Basic earnings per share	23	2.21	4.06
Diluted earnings per share	23	2.17	3.98

Basic earnings per share from continuing operations	23	2.21	4.04
Diluted earnings per share from continuing operations	23	2.17	3.96

Basic earnings per share before non-recurring items and discontinued operations[1]	23	3.44	4.04
Diluted earnings per share before non-recurring items and discontinued operations[1]	23	3.38	3.96

Underlying EPS[1]	23	4.38	4.19

The accompanying notes are an integral part of these consolidated financial statements.

1 Basic earnings per share and diluted earnings per share before non-recurring items and discontinued operations, as well as Underlying EPS, are not defined metrics in IFRS. Refer to Note 23 Changes in equity and earnings per share for more details

Consolidated statement of comprehensive income

For the year ended 31 December Million US dollar	2018	2017

Profit of the period	5 691	9 183

Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	99	(37)

	99	(37)

Other comprehensive income: items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(7 924)	1 716
Effective portion of changes in fair value of net investment hedges	114	(542)
Cash flow hedges recognized in equity	512	(60)
Cash flow hedges reclassified from equity to profit or loss	(565)	(36)

	(7 863)	1 077

Other comprehensive income, net of tax	(7 764)	1 040

Total comprehensive income	(2 073)	10 223

Attributable to:
Equity holders of AB InBev	(3 005)	8 838
Non-controlling interest	932	1 385

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of financial position

As at Million US dollar	Notes	31 December 2018	31 December 2017

ASSETS
Non-current assets
Property, plant and equipment	13	25 910	27 184
Goodwill	14	133 311	140 940
Intangible assets	15	44 831	45 874
Investments in associates and joint ventures	16	6 136	5 263
Investment securities	17	108	100
Deferred tax assets	18	1 457	1 216
Employee benefits	25	16	22
Income tax receivables		992	708
Derivatives	29	291	25
Trade and other receivables	20	769	834
Total non-current assets		213 822	222 166

Current assets
Investment securities	17	87	1 304
Inventories	19	4 234	4 119
Income tax receivables		457	908
Derivatives	29	16	458
Trade and other receivables	20	6 375	6 566
Cash and cash equivalents	21	7 074	10 472
Assets classified as held for sale	22	39	133
Total current assets		18 281	23 960
Total assets		232 103	246 126

EQUITY AND LIABILITIES
Equity
Issued capital	23	1 736	1 736
Share premium		17 620	17 620
Reserves		19 056	24 835
Retained earnings		26 074	28 394
Equity attributable to equity holders of AB InBev		64 486	72 585

Non-controlling interests	33	7 418	7 635
Total equity		71 904	80 220

Non-current liabilities
Interest-bearing loans and borrowings	24	105 584	108 949
Employee benefits	25	2 681	2 993
Deferred tax liabilities	18	13 165	13 107
Income tax payables		576	732
Derivatives	29	766	937
Trade and other payables	28	1 816	1 462
Provisions	27	1 152	1 515
Total non-current liabilities		125 740	129 695

Current liabilities
Bank overdrafts	21	114	117
Interest-bearing loans and borrowings	24	4 216	7 433
Income tax payables		1 220	1 558
Derivatives	29	5 574	1 457
Trade and other payables	28	22 568	24 762
Provisions	27	766	885
Total current liabilities		34 459	36 211
Total equity and liabilities		232 103	246 126

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity

As per 1 January 2017	1 736	17 620	(8 980)	45 726	1 437	(15 626)	1 212	28 214	71 339	10 086	81 425
Profit of the period	-	-	-	-	-	-	-	7 996	7 996	1 187	9 183
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	1 053	-	-	1 053	121	1 174
Cash flow hedges	-	-	-	-	-	(158)	-	-	(158)	61	(96)
Re-measurements of post-employment benefits	-	-	-	-	-	(53)	-	-	(53)	16	(37)
Total comprehensive income	-	-	-	-	-	842	-	7 996	8 838	1 385	10 223
Dividends	-	-	-	-	-	-	(93)	(7 821)	(7 914)	(1 316)	(9 230)
Treasury shares	-	-	-	-	-	-	-	-	-	-	-
Share-based payments	-	-	-	-	316	-	-	-	316	18	333
Purchase/(sale) of non-controlling interests	-	-	-	-	-	-	-	-	-	(2 401)	(2 401)
Scope and other changes	-	-	-	-	-	-	-	5	5	(137)	(132)
As per 31 December 2017	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220

	Attributable to equity holders of AB InBev
Million US dollar	Issued Capital	Share premium	Treasury shares	Reserves	Share- based payment reserves	Other comprehensive income reserves[1]	Deferred share instrument	Retained earnings	Total	Non- controlling interest	Total Equity

As per 1 January 2018	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 394	72 585	7 635	80 220
Impact of adopting IFRSs 9 and 15[2]	-	-	-	-	-	-	-	(4)	(4)	(42)	(46)
As per 1 January 2018, as adjusted	1 736	17 620	(8 980)	45 726	1 753	(14 784)	1 119	28 390	72 581	7 593	80 174
Profit of the period	-	-	-	-	-	-	-	4 368	4 368	1 323	5 691
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	-	-	-	-	-	(7 379)	-	-	(7 379)	(431)	(7 810)
Cash flow hedges	-	-	-	-	-	(92)	-	-	(92)	40	(52)
Re-measurements of post-employment benefits	-	-	-	-	-	98	-	-	98	1	99
Total comprehensive income	-	-	-	-	-	(7 373)	-	4 368	(3 005)	932	(2 073)
Dividends	-	-	-	-	-	-	(56)	(6 258)	(6 314)	(1 123)	(7 437)
Treasury shares[1]	-	-	2 431	-	-	-	(1 063)	(1 368)	-	-	-
Share-based payments	-	-	-	-	284	-	-	-	284	6	290
Purchase/(sale) of non-controlling interest	-	-	-	-	-	-	-	429	429	(429)	-
Hyperinflation monetary adjustments	-	-	-	-	-	-	-	560	560	345	905
Scope and other changes	-	-	-	-	-	-	-	(48)	(48)	94	46
As per 31 December 2018	1 736	17 620	(6 549)	45 726	2 037	(22 157)	-	26 074	64 486	7 418	71 904

1 See Note 23 Changes in equity and earnings per share.

2 See Note 3 (E) Summary of changes in accounting policies.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

For the year ended 31 December Million US dollar	Notes	2018	2017

OPERATING ACTIVITIES
Profit of the period		5 691	9 183
Depreciation, amortization and impairment	10	4 260	4 276
Impairment losses on receivables, inventories and other assets		115	130
Additions/(reversals) in provisions and employee benefits		505	178
Net finance cost/(income)	11	8 729	6 507
Loss/(gain) on sale of property, plant and equipment and intangible assets		(82)	(117)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(20)	(47)
Equity-settled share-based payment expense	26	337	351
Income tax expense	12	2 839	1 920
Other non-cash items included in profit		(660)	(284)
Share of result of associates and joint ventures		(153)	(430)
Cash flow from operating activities before changes in working capital and use of provisions		21 561	21 667
Decrease/(increase) in trade and other receivables		(38)	67
Decrease/(increase) in inventories		(603)	(213)
Increase/(decrease) in trade and other payables		1 153	365
Pension contributions and use of provisions		(488)	(616)
Cash generated from operations		21 585	21 270

Interest paid		(4 445)	(4 652)
Interest received		428	811
Dividends received		141	142
Income tax paid		(3 047)	(2 141)
CASH FLOW FROM OPERATING ACTIVITIES		14 663	15 430

INVESTING ACTIVITIES
Acquisition of property, plant and equipment and of intangible assets	13/15	(5 086)	(4 741)
Proceeds from sale of property, plant and equipment and of intangible assets		437	617
Proceeds from SAB transaction-related divestitures	22	(330)	11 697
Taxes on SAB transaction-related divestitures		(100)	(3 449)
Acquisition of subsidiaries, net of cash acquired	6	(112)	(598)
Sale of subsidiaries, net of cash disposed of	6	257	42
Net proceeds from sale/(acquisition) of investment in short-term debt securities	17	1 296	4 337
Net proceeds from sale/(acquisition) of other assets		(172)	(264)
Net repayments/(payments) of loans granted		(156)	213
CASH FLOW FROM INVESTING ACTIVITIES		(3 965)	7 854

FINANCING ACTIVITIES
Purchase of non-controlling interest	23	(923)	(206)
Proceeds from borrowings	24	17 782	13 352
Payments on borrowings	24	(22 489)	(23 333)
Cash net finance (cost)/income other than interests		(554)	(1 542)
Dividends paid		(7 761)	(9 275)
CASH FLOW FROM FINANCING ACTIVITIES		(13 945)	(21 004)

Net increase/(decrease) in cash and cash equivalents		(3 247)	2 280

Cash and cash equivalents less bank overdrafts at beginning of year		10 356	8 395
Effect of exchange rate fluctuations		(148)	(319)

Cash and cash equivalents less bank overdrafts at end of period	21	6 960	10 356

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements

Note
Corporate information	1

Statement of compliance	2

Summary of significant accounting policies	3

Use of estimates and judgments	4

Segment reporting	5

Acquisitions and disposals of subsidiaries	6

Other operating income/(expenses)	7

Non-recurring items	8

Payroll and related benefits	9

Additional information on operating expenses by nature	10

Finance cost and income	11

Income taxes	12

Property, plant and equipment	13

Goodwill	14

Intangible assets	15

Investments in associates	16

Investment securities	17

Deferred tax assets and liabilities	18

Inventories	19

Trade and other receivables	20

Cash and cash equivalents	21

Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations	22

Changes in equity and earnings per share	23

Interest-bearing loans and borrowings	24

Employee benefits	25

Share-based payments	26

Provisions	27

Trade and other payables	28

Risks arising from financial instruments	29

Operating leases	30

Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other	31

Contingencies	32

Non-controlling interests	33

Related parties	34

Events after the balance sheet date	35

AB InBev companies	36

1.   Corporate information

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Castle®, Castle Lite®, Hoegaarden® and Leffe®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Cristal®, Harbin®, Jupiler®, Michelob Ultra®, Modelo Especial®, Quilmes®, Victoria®, Sedrin® and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 175 000 employees based in nearly 50 countries worldwide. For 2018, AB InBev’s reported revenue was 54.6 billion US dollar (excluding joint ventures and associates).

The consolidated financial statements of the company for the year ended 31 December 2018 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates, joint ventures and operations.

The consolidated financial statements were authorized for issue by the Board of Directors on 27 February 2019.

2.   Statement of compliance

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (‘IASB”) and in conformity with IFRS as adopted by the European Union up to 31 December 2018 (collectively “IFRS”). AB InBev did not early apply any new IFRS requirements that were not yet effective in 2018 and did not apply any European carve-outs from IFRS.

3.   Summary of significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements by the company and its subsidiaries.

(A)	BASIS OF PREPARATION AND MEASUREMENT

Depending on the applicable IFRS requirements, the measurement basis used in preparing the financial statements is cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost and another measurement basis (e.g. systematic re-measurement), the cost approach is applied.

(B)	FUNCTIONAL AND PRESENTATION CURRENCY

Unless otherwise specified, all financial information included in these financial statements has been stated in US dollar and has been rounded to the nearest million. As from 2009, following the combination with Anheuser-Bush, the company changed the presentation currency of the consolidated financial statements from the euro to the US dollar to provide greater alignment of the presentation currency with AB InBev’s most significant operating currency and underlying financial performance. The functional currency of the parent company is the euro.

(C)	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

(D)	PRINCIPLES OF CONSOLIDATION

Subsidiaries are those entities controlled by AB InBev. AB InBev controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where AB InBev owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Total comprehensive income of subsidiaries is attributed to the owners of the company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates are undertakings in which AB InBev has significant influence over the financial and operating policies, but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights. A joint venture is an arrangement in which AB InBev has joint control, whereby AB InBev has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities. Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When AB InBev’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that AB InBev has incurred legal or constructive obligations on behalf of the associate or joint venture.

Joint operations arise when AB InBev has rights to the assets and obligations to the liabilities of a joint arrangement. AB InBev accounts for its share of the assets, liabilities, revenues and expenses as from the moment joint operation commences until the date that joint operation ceases.

The financial statements of the company’s subsidiaries, joint ventures, joint operations and associates are prepared for the same reporting year as the parent company, using consistent accounting policies. In exceptional cases when the financial statements of a subsidiary, joint venture, joint operation or associate are prepared as of a different date from that of AB InBev, adjustments are made for the effects of significant transactions or events that occur between that date and the date of AB InBev’s financial statements. In such cases, the difference between the end of the reporting period of these subsidiaries, joint ventures, joint operations or associates from AB InBev’s reporting period is no more than three months. Results from the company’s associates Anadolu Efes and Castel are reported on a three-month lag. Therefore, estimates are made to reflect AB InBev’s share in the result of these associates for the last quarter. Such estimates are revisited when required.

Transactions with non-controlling interests are treated as transactions with equity owners of the company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity where there is no loss of control.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized gains arising from transactions with joint ventures, joint operations and associates are eliminated to the extent of AB InBev’s interest in the entity. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

A listing of the company’s most important subsidiaries, joint ventures, joint operations and associates is set out in Note 36 AB InBev companies.

(E)	SUMMARY OF CHANGES IN ACCOUNTING POLICIES

IFRS WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS BEGINNING ON 1ST JANUARY 2018:

IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers became effective on 1 January 2018 and were applied by the company for the first time as of that date.

IFRS 9 Financial Instruments

IFRS 9 replaces IAS 39 and contains three main topics: classification and measurement of financial instruments, impairment of financial assets and hedge accounting. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value.

The company has applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning 1 January 2017. Consequently, the disclosures for the comparative periods follow the classification and measurement requirements under IAS 39. The company performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially its financial position, financial performance or risk management activities.

Under IFRS 9 the carrying amount of a debt should be adjusted when a modification does not result in the derecognition of the financial instrument. Consequently, the company adjusted the carrying amount of its debt against Retained earnings. This resulted in a decrease of the carrying amount of the debt by 77m US dollar.

IFRS 15 Revenue from Contracts with Customers

The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard also results in enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improves guidance for multiple-element arrangements.

The company has applied IFRS 15 Revenue from Contracts with Customers as of the effective date in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity at the date of initial application and comparative periods are not restated. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the retained earnings by 123m US dollar, to reflect the changes in accounting policies related to performance that, in accordance with IFRS 15, should be related to the transaction price underlying 2017 revenue.

A number of other new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning on 1 January 2018 and have not been listed in these consolidated financial statements as they either do not apply or are immaterial to AB InBev’s consolidated financial statements.

(F)	FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies. IAS 29 requires to report the results of the company’s operations in Argentina as if these were highly inflationary as of 1 January 2018.

Under IAS 29, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate. As a result, the balance sheet and net results of subsidiaries operating in hyperinflation economies are stated in terms of the measuring unit current at the end of the reporting period.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate		Average rate
1 US dollar equals:	31 December 2018	31 December 2017	31 December 2018	31 December 2017

Argentinean peso	37.807879	18.774210	-	16.580667
Australian dollar	1.416593	1.279580	1.334300	1.308997
Brazilian real	3.874806	3.308005	3.634827	3.201667
Canadian dollar	1.362882	1.253982	1.293896	1.303248
Colombian peso	3 246.70	2 988.60	2 967.36	2 965.94
Chinese yuan	6.877787	6.507500	6.581607	6.785290
Euro	0.873362	0.833819	0.845697	0.886817
Mexican peso	19.682728	19.735828	19.195084	18.811612
Pound sterling	0.781249	0.739790	0.750773	0.773029
Peruvian nuevo sol	3.369998	3.244558	3.284477	3.267432
South Korean won	1 115.40	1 067.63	1 095.46	1 134.04
South African rand	14.374909	12.345193	13.105486	13.338803
Turkish lira	5.291532	3.790879	4.560685	3.615028

(G)	INTANGIBLE ASSETS

RESEARCH AND DEVELOPMENT

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials, direct labor and an appropriate proportion of overheads. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization (see below) and impairment losses (refer to accounting policy O).

Amortization related to research and development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUPPLY AND DISTRIBUTION RIGHTS

A supply right is the right for AB InBev to supply a customer and the commitment by the customer to purchase from AB InBev. A distribution right is the right to sell specified products in a certain territory. Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination. Amortization related to supply and distribution rights is included within sales and marketing expenses.

BRANDS

If part of the consideration paid in a business combination relates to trademarks, trade names, formulas, recipes or technological expertise these intangible assets are considered as a group of complementary assets that is referred to as a brand for which one fair value is determined. Expenditure on internally generated brands is expensed as incurred.

SOFTWARE

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred. Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

OTHER INTANGIBLE ASSETS

Other intangible assets, acquired by the company, are recognized at cost less accumulated amortization and impairment losses. Other intangible assets also include multi-year sponsorship rights acquired by the company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

SUBSEQUENT EXPENDITURE

Subsequent expenditure on capitalized intangible assets is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures are expensed as incurred.

AMORTIZATION

Intangible assets with a finite life are amortized using the straight-line method over their estimated useful lives. Licenses, brewing, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life unless plans exist to discontinue the brand. Discontinuance of a brand can be either through sale or termination of marketing support. When AB InBev purchases distribution rights for its own products the life of these rights is considered indefinite, unless the company has a plan to discontinue the related brand or distribution. Software and capitalized development costs related to technology are amortized over 3 to 5 years.

Brands are deemed intangible assets with indefinite useful lives and, therefore, are not amortized but tested for impairment on an annual basis (refer to accounting policy O).

GAINS AND LOSSES ON SALE

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the intangible assets.

(H)	BUSINESS COMBINATIONS

The company applies the acquisition method of accounting to account for acquisitions of businesses. The cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date. The excess of the cost of the acquisition over the company’s interest in the fair value of the identifiable net assets acquired is recorded as goodwill.

The allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions requiring management judgment.

Acquisition-related costs are expensed as incurred.

If the business combination is achieved in stages, the acquisition date carrying value of AB InBev’s previously held interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

(I)	GOODWILL

Goodwill is determined as the excess of the consideration paid over AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary, jointly controlled entity or associate recognized at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is stated at cost and not amortized but tested for impairment on an annual basis and whenever there is an indicator that the cash generating unit to which goodwill has been allocated, may be impaired (refer to accounting policy O). Goodwill is expressed in the currency of the subsidiary or jointly controlled entity to which it relates and is translated to US dollar using the year-end exchange rate. In respect of associates and joint ventures, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

If AB InBev’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement as required by IFRS 3 Business Combinations. Expenditure on internally generated goodwill is expensed as incurred.

(J)	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses (refer to accounting policy O). Cost includes the purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax and transport cost). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

SUBSEQUENT EXPENDITURE

The company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied with the item will flow to the company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

DEPRECIATION

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives are defined in terms of the asset’s expected utility to the company and can vary from one geographical area to another. On average the estimated useful lives are as follows:

Industrial buildings – other real estate properties	20 - 50 years

Production plant and equipment:
Production equipment	10 - 15 years
Storage, packaging and handling equipment	5 - 7 years

Returnable packaging:
Kegs	2 - 10 years
Crates	2 - 10 years
Bottles	2 - 5 years

Point of sale furniture and equipment	5 years

Vehicles	5 years

Information processing equipment	3 - 5 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Land is not depreciated as it is deemed to have an indefinite life.

GAINS AND LOSSES ON SALE

Net gains on sale of items of property, plant and equipment are presented in the income statement as other operating income. Net losses on sale are presented as other operating expenses. Net gains and losses are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing managerial involvement with the property, plant and equipment.

(K)	ACCOUNTING FOR LEASES

Leases of property, plant and equipment where the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned (refer to accounting policies J and O).

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(L)	INVENTORIES

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct cost and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated completion and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(M)	TRADE AND OTHER RECEIVABLES

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business and generally due for settlement within 30 days. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The company holds trade and other receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest rate method.

Trade and other receivables are carried at amortized cost less impairment losses. To determine the appropriate amount to be impaired factors such as significant financial difficulties of the debtor, probability that the debtor will default, enter into bankruptcy or financial reorganization, or delinquency in payments are considered.

Other receivables are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

(N)	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and short-term highly liquid investments with a maturity of three months or less from the date of acquisition that are readily convertible into cash. They are stated at face value, which approximates their fair value. In the cash flow statement, cash and cash equivalents are presented net of bank overdrafts.

(O)	IMPAIRMENT

The carrying amounts of property, plant and equipment, goodwill and intangible assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. If there is an indicator of impairment, the asset’s recoverable amount is estimated. In addition, goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment annually at the cash-generating unit level (that is a country or group of countries managed as a group below a reporting region). An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

CALCULATION OF RECOVERABLE AMOUNT

The recoverable amount of non-financial assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on discounted future cash flows using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

Impairment losses recognized in respect of cash-generating units firstly reduce allocated goodwill and then the carrying amounts of the other assets in the unit on a pro rata basis.

REVERSAL OF IMPAIRMENT LOSSES

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(P)	FAIR VALUE MEASUREMENT

A number of AB InBev’s accounting policies and notes require fair value measurement for both financial and non-financial items.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When measuring fair value, AB InBev uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•	Level 2: inputs are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3: fair value measurements incorporates significant inputs that are based on unobservable market data.

If the inputs used to measure the fair value of an asset or liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The company applies fair value measurement to the instruments listed below.

DERIVATIVES

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques.

DEBT SECURITIES

This category includes both debt securities designated at FVOCI and FVPL. The fair value is measured using observable inputs such as interest rates and foreign exchange rates. When it pertains to instruments that are publicly traded, the fair value is determined by reference to observable quotes. In circumstances where debt securities are not publicly traded, the main valuation technique is the discounted cash flow. The company may apply other valuation techniques or combination of valuation techniques if the fair value results are more relevant.

EQUITY SECURITIES DESIGNATED AS AT FVOCI

Investments in equity securities comprise quoted and unquoted securities. When liquid quoted prices are available, these are used to fair value investments in quoted securities. The unquoted securities are fair valued using primarily the discounted cash flow method.

NON-DERIVATIVE FINANCIAL LIABILITIES

The fair value of non-derivative financial liabilities is generally determined using unobservable inputs and therefore fall into level 3. In these circumstances, the valuation technique used is discounted cash flow, whereby the projected cash flows are discounted using a risk adjusted rate.

(Q)	SHARE CAPITAL

REPURCHASE OF SHARE CAPITAL

When AB InBev buys back its own shares, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity under treasury shares.

DIVIDENDS

Dividends paid are recognized in the consolidated financial statements on the date that the dividends are declared unless minimum statutory dividends are required by local legislation or the bylaws of the company’s subsidiaries. In such instances, statutory minimum dividends are recognized as a liability.

SHARE ISSUANCE COSTS

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(R) PROVISIONS

Provisions are recognized when (i) the company has a present legal or constructive obligation as a result of past events, (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (iii) a reliable estimate of the amount of the obligation can be made. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

RESTRUCTURING

A provision for restructuring is recognized when the company has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Costs relating to the ongoing activities of the company are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

ONEROUS CONTRACTS

A provision for onerous contracts is recognized when the expected benefits to be derived by the company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

DISPUTES AND LITIGATIONS

A provision for disputes and litigation is recognized when it is more likely than not that the company will be required to make future payments as a result of past events, such items may include but are not limited to, several claims, suits and actions relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment related disputes, claims from tax authorities, and alcohol industry litigation matters.

(S)	EMPLOYEE BENEFITS

POST-EMPLOYMENT BENEFITS

Post-employment benefits include pensions, post-employment life insurance and post-employment medical benefits. The company operates a number of defined benefit and defined contribution plans throughout the world, the assets of which are generally held in separate trustee-managed funds. The pension plans are generally funded by payments from employees and the company, and, for defined benefit plans taking account of the recommendations of independent actuaries. AB InBev maintains funded and unfunded pension plans.

a)	Defined contribution plans

Contributions to defined contribution plans are recognized as an expense in the income statement when incurred. A defined contribution plan is a pension plan under which AB InBev pays fixed contributions into a fund. AB InBev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

b)	Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. For defined benefit plans, the pension expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as giving rise to an additional unit of benefit entitlement. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans at least every three years. The amounts charged to the income statement include current service cost, net interest cost (income), past service costs and the effect of any curtailments or settlements. Past service costs are recognized at the earlier of when the amendment / curtailment occurs or when the company recognizes related restructuring or termination costs. The pension obligations recognized in the balance sheet are measured at the present value of the estimated future cash outflows using interest rates based on high quality corporate bond yields, which have terms to maturity approximating the terms of the related liability, less the fair value of any plan assets. Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest) are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

Where the calculated amount of a defined benefit liability is negative (an asset), AB InBev recognizes such pension asset to the extent that economic benefits are available to AB InBev either from refunds or reductions in future contributions.

OTHER POST-EMPLOYMENT OBLIGATIONS

Some AB InBev companies provide post-employment medical benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans.

TERMINATION BENEFITS

Termination benefits are recognized as an expense at the earlier when the company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date and when the company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the company has made an offer encouraging voluntary redundancy and when the company can no longer withdraw the offer of termination, which is the earlier of either when the employee accepts the offer or when a legal, regulatory or contractual requirement or restriction on the company’s ability to withdraw the offer takes effect.

BONUSES

Bonuses received by company employees and management are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. To the extent that bonuses are settled in shares of the company, they are accounted for as share-based payments.

(T)	SHARE-BASED PAYMENTS

Different share and share option programs allow company senior management and members of the board to acquire shares of the company and some of its affiliates. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will vest, the fair value of the options granted is expensed over the vesting period. When the options are exercised, equity is increased by the amount of the proceeds received.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the company obtains the goods or the counterparty renders the service.

(U)	INTEREST-BEARING LOANS AND BORROWINGS

Interest-bearing loans and borrowings are recognized initially at fair value, less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial amount and the maturity amount being recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis.

(V)	TRADE AND OTHER PAYABLES

Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(W)	INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognized in the income statement except to the extent that it relates to items recognized directly in equity, in which case the tax effect is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

In accordance with IAS 12 Income Taxes deferred taxes are provided using the so-called balance sheet liability method. This means that, for all taxable and deductible differences between the tax bases of assets and liabilities and their carrying amounts in the balance sheet a deferred tax liability or asset is recognized. Under this method a provision for deferred taxes is also made for differences between the fair values of assets and liabilities acquired in a business combination and their tax base. IAS 12 prescribes that no deferred taxes are recognized (i) on initial recognition of goodwill, (ii) at the initial recognition of assets or liabilities in a transaction that is not a business combination and affects neither accounting nor taxable profit and (iii) on differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future and to the extent that the company is able to control the timing of the reversal. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using currently or substantively enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The company recognizes deferred tax assets, including assets arising from losses carried forward, to the extent that future probable taxable profit will be available against which the deferred tax asset can be utilized. A deferred tax asset is reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Tax claims are recorded within provisions on the balance sheet (refer to accounting policy R).

(X)	INCOME RECOGNITION

GOODS SOLD

Revenue is measured based on the consideration to which the company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

•	Identification of the contracts with a customer

•	Identification of the performance obligations in the contracts

•	Determination of the transaction price

•	Allocation of the transaction price to the performance obligations in the contracts

•	Revenue recognition when performance obligations are satisfied

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to receive in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

ROYALTY INCOME

The company recognizes the sales-based or usage-based royalties in other operating income when the later of the following events occurs: (a) the customer’s subsequent sales or usage; and (b) the performance obligation to which some or all of the sales-based or usage-based royalty has been allocated has been satisfied (or partially satisfied).

RENTAL INCOME

Rental income is recognized in other operating income on a straight-line basis over the term of the lease.

GOVERNMENT GRANTS

A government grant is recognized in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the company will comply with the conditions attached to it. Grants that compensate the company for expenses incurred are recognized as other operating income on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the company for the acquisition of an asset are presented by deducting them from the acquisition cost of the related asset.

FINANCE INCOME

Finance income comprises interest received or receivable on funds invested, dividend income, foreign exchange gains, losses on currency hedging instruments offsetting currency gains, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets measured at FVPL as well as any gains from hedge ineffectiveness (refer to accounting policy Z).

Interest income is recognized as it accrues (taking into account the effective yield on the asset) unless collectability is in doubt.

DIVIDEND INCOME

Dividend income is recognized in the income statement on the date that the dividend is declared.

(Y)	EXPENSES

FINANCE COSTS

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, gains on currency hedging instruments offsetting currency losses, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as trading, impairment losses on financial assets as well as any losses from hedge ineffectiveness (refer to accounting policy Z).

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement (in accretion expense) over the expected life of the instrument on an effective interest rate basis (refer to accounting policy V). The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

RESEARCH AND DEVELOPMENT, ADVERTISING AND PROMOTIONAL COSTS AND SYSTEMS DEVELOPMENT COSTS

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Development costs and systems development costs are expensed in the year in which these costs are incurred if they do not meet the criteria for capitalization (refer to accounting policy G).

PURCHASING, RECEIVING AND WAREHOUSING COSTS

Purchasing and receiving costs are included in the cost of sales, as well as the costs of storing and moving raw materials and packaging materials. The costs of storing finished products at the brewery as well as costs incurred for subsequent storage in distribution centers are included within distribution expenses.

(Z)	FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

AB InBev uses derivative financial instruments to mitigate the transactional impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. AB InBev’s financial risk management policy prohibits the use of derivative financial instruments for trading purposes and the company does therefore not hold or issue any such instruments for such purposes.

CLASSIFICATION AND MEASUREMENT

Except for certain trade receivables, the company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs directly attributable to the acquisition or issue of the financial asset. Debt financial instruments are subsequently measured at amortized cost, FVOCI or FVPL. The classification is based on two criteria: the objective of the company’s business model for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding (the ‘SPPI criterion’).

The classification and measurement of the company’s financial assets is as follows:

•

Debt instruments at amortized cost: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is to collect contractual cash flows. Interest income, foreign exchange gains and losses and any impairment charges for such instruments are recognized in profit or loss.

•

Debt instruments at FVOCI with gains or losses recycled to profit or loss on derecognition: comprise investments in debt securities where the contractual cash flows are solely payments of principal and interest and the company’s business model is achieved by both collecting contractual cash flows and selling financial assets. Interest income, foreign exchange gains and losses and any impairment charges on such instruments are recognized in profit or loss. All other fair value gains and losses are recognized in other comprehensive income. On disposal of these debt securities, any related balance within FVOCI reserve is reclassified to profit or loss.

•

Equity instruments designated at FVOCI, with no recycling of gains or losses to profit or loss on derecognition: these instruments are undertakings in which the company does not have significant influence or control and is generally evidenced by ownership of less than 20% of the voting rights. The company designates these investments on an instrument by instrument basis as equity securities at FVOCI because they represent investments held for long term strategic purposes. Investments in unquoted companies are subsequently measured at cost, when appropriate. These investments are non-monetary items and gains or losses presented in the other comprehensive income include any related foreign exchange component. Dividends received are recognized in the profit or loss. These investments are not subject to impairment testing and upon disposal, the cumulative gain or loss accumulated in other comprehensive income are not reclassified to profit or loss.

•

Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which do not meet the cash flow or the business model tests.

HEDGE ACCOUNTING

The company designates certain derivatives as hedging instruments to hedge the variability in cash flows associated with highly probable forecast transactions arising from changes in foreign exchange rates, interest rates and commodity prices. To hedge changes in the fair value of recognized assets, liabilities and firm commitments, the company designates certain derivatives as part of fair value hedge. The company also designates certain derivatives and non-derivative financial liabilities as hedges of foreign exchange risk on a net investment in a foreign operation.

At the inception of the hedging relationships, the company documents the risk management objective and strategy for undertaking the hedge. Hedge effectiveness is measured at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between hedged item and hedging instrument.

For the different type of hedges in place, the company generally enters into hedge relationships where the critical terms of the hedging instrument match exactly the terms of the hedged item. Therefore, the hedge ratio is typically 1:1. The company performs a qualitative assessment of effectiveness. In circumstances where the terms of the hedged item no longer exactly match the critical terms of the hedging instrument, the company uses a hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecasted transaction, changes in the quantity of the hedged item or changes in the credit risk of either parties to the derivative contract.

CASH FLOW HEDGE ACCOUNTING

Cash flow hedge accounting is applied when a derivative hedges the variability in cash flows of a highly probable forecasted transaction, foreign currency risk of a firm commitment or a recognized asset or liability (such as variable interest rate instrument).

When the hedged forecasted transaction or firm commitment subsequently results in the recognition of a non-financial item, the amount accumulated in the hedging reserves is included directly in the initial carrying amount of the non-financial item when it is recognized.

For all other hedged transactions, the amount accumulated in the hedging reserves is reclassified to profit or loss in the same period during which the hedged item affects profit or loss (e.g. when the variable interest expense is recognized).

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified to profit or loss when the hedged transaction occurs. If the hedged transaction is no longer expected to occur, the cumulative gain or loss recognized in other comprehensive income is reclassified to profit or loss immediately.

Any ineffectiveness is recognized immediately in profit or loss.

FAIR VALUE HEDGE ACCOUNTING

When a derivative hedges the variability in fair value of a recognized asset or liability (such as a fixed rate instrument) or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in profit or loss. The fair value adjustment to the carrying amount of the hedged item is amortized to profit or loss from the date of discontinuation.

NET INVESTMENT HEDGE ACCOUNTING

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves) and is reclassified to profit or loss upon disposal of the foreign operation, while the ineffective portion is reported in profit or loss.

OFFSETTING

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the company has a currently legally enforceable right to set off the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(AA) SEGMENT REPORTING

Operating segments are components of the company’s business activities about which separate financial information is available that is evaluated regularly by senior management. The company has nine operating segments.

AB InBev’s operating segment reporting format is geographical because the company’s risks and rates of return are affected predominantly by the fact that AB InBev operates in different geographical areas. The company’s management structure and internal reporting system to the Board of Directors is set up accordingly. The company’s six geographic regions are North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific.

The aggregation criteria applied are based on similarities in the economic indicators (e.g. margins) that have been assessed in determining that the aggregated operating segments share similar economic characteristics, as prescribed in IFRS 8. Furthermore, management assessed additional factors such as management’s views on the optimal number of reporting segments, the historical AB InBev geographies, peer comparison (e.g. Asia Pacific and EMEA being a commonly reported regions amongst the company’s peers), as well as management’s view on the optimal balance between practical and more granular information.

The results of Global Export and Holding Companies, which includes the company’s global headquarters and the export businesses in countries in which AB InBev has no operations are reported separately. The company’s six geographic regions plus the Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(BB) NON-RECURRING ITEMS

Non-recurring items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence. Such items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements. Transactions which may give rise to non-recurring items are principally restructuring activities, impairments, gains or losses on disposal of investments and the effect of the accelerated repayment of certain debt facilities.

(CC)	DISCONTINUED OPERATIONS AND NON-CURRENT ASSETS HELD FOR SALE

A discontinued operation is a component of the company that either has been disposed of or is classified as held for sale and represents a separate major line of business or geographical area of operations and is part of a single coordinated plan to dispose of or is a subsidiary acquired exclusively with a view to resale.

AB InBev classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use if all of the conditions of IFRS 5 are met. A disposal group is defined as a group of assets to be disposed of, by sale or otherwise, together as a group in a single transaction, and liabilities directly associated with those assets that will be transferred. Immediately before classification as held for sale, the company measures the carrying amount of the asset (or all the assets and liabilities in the disposal group) in accordance with applicable IFRS. Then, on initial classification as held for sale, non-current assets and disposal groups are recognized at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale are included in profit or loss. The same applies to gains and losses on subsequent re-measurement. Non-current assets classified as held for sale are no longer depreciated or amortized.

(DD)	RECENTLY ISSUED IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been listed hereafter. For the year ended 31 December 2018, they have not been applied in preparing these consolidated financial statements.

The following standards, amendments and interpretations have been issued recently, but are not yet effective:

IFRS 16 Leases (effective from annual periods beginning on or after 1 January 2019) replaces the current lease accounting requirements and introduces significant changes to lessee accounting as it removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires to recognize a depreciation charge related to the right-of-use assets and an interest expense on the lease liabilities, as compared to the recognition of operating lease expense or rental cost on a straight-line basis over the lease term under prior requirements. In addition, the company will amend the consolidated cash flow statement presentation, to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities.

For short-term leases and leases of low value assets, the company will continue to recognize a lease expense on a straight-line basis as permitted by IFRS 16. The company as a lessor will continue to classify leases as either finance leases or operating leases and account for those two types of leases differently.

The company has chosen the full retrospective application of IFRS 16 and, consequently, will restate the comparative information in the 2019 financial statements. In addition, the company will apply the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and related interpretations will continue to apply to the leases entered or modified before 1 January 2019.

The company has assessed the impact that the initial application of IFRS 16 will have on its consolidated financial statements for leases previously classified as operating leases. On transition to IFRS 16, the company will recognize 1 692m US dollar of right-of-use assets and 1 782m US dollar of lease liabilities, recognizing the difference in retained earnings. When measuring lease liabilities, the company discounted lease payments using incremental borrowing rates. The weighted average rate applied is 6%.

Upon transition to IFRS 16, lease liabilities are measured at the present value of future lease payments (equal to the operating lease commitments as presented in Note 30 Operating leases) discounted using the incremental borrowing rates at the date of initial application. The company did not make any material changes to these lease liabilities.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2018, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these consolidated financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty mainly related to the reporting of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses into AB InBev Efes that closed on 30 March 2018 – see Note 6 Acquisitions and disposals of Subsidiaries and Note 16 Investments in associates, and to the adoption of hyperinflation accounting for the company’s Argentinean operations.

In May 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100% in 2018, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of 1 January 2018. The main principle in IAS 29 is that the financial statements of an entity that reports in the currency of a hyperinflationary economy must be stated in terms of the measuring unit current at the end of the reporting period. Therefore, the non-monetary assets and liabilities stated at historical cost, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. Monetary items that are already stated at the measuring unit at the end of the reporting period are not restated. These re-measured accounts are used for conversion into US dollar at the period closing exchange rate.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries for the first time in these consolidated financial statements applying the IAS 29 rules as follows:

•	Hyperinflation accounting was applied as of 1 January 2018;

•

Non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of Argentina were restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from 1 January 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 Finance cost and income);

•

The income statement is adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non-hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion;

•	The prior year income statement and balance sheet of the Argentinean subsidiaries were not restated.

In 2017, the Argentinean operations represented 3.6% of the company’s consolidated revenue and 4.1% of the company’s consolidated normalized EBITDA. The Argentinean full year 2017 results were translated at an average rate of 16.580667 Argentinean pesos per US dollar. The 2018 results, restated for purchasing power, were translated at the December closing rate of 37.807879 Argentinean pesos per US dollar.

In accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, when amounts are translated into the currency of non-hyperinflationary economy, the comparative amounts are not adjusted for subsequent changes in the price level or exchange rates. Therefore, the comparative amounts of Argentinean operations in these consolidated financial statements were not restated.

During 2018, the company finalized the re-measurement of current and deferred taxes resulting from the US Tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement did not result in material changes to the reported current and deferred taxes. See Note 12 Income taxes for more details.

5.	Segment reporting

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources.

The company’s six geographic regions: North America, Latin America West, Latin America North, Latin America South, EMEA and Asia Pacific, plus its Global Export and Holding Companies comprise the company’s seven reportable segments for financial reporting purposes.

The results of the former SAB Central and Eastern European Business were reported as “Results from discontinued operations” until the completion of the disposal that took place on 31 March 2017. The results of Distell were reported as share of results of associates until the completion of the sale that occurred on 12 April 2017, and accordingly, are excluded from normalized EBIT and EBITDA. Furthermore, the company stopped consolidating CCBA in its consolidated financial statements as from the completion of the transition of CCBA on 4 October 2017 and, following the completion of the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses on 30 March 2018, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes as results of associates as of that date.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %).

	North America		Latin America West		Latin America North		Latin America South		EMEA		Asia Pacific		Global Export and holding companies		Consolidated
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017

Volume	111	114	115	111	115	119	34	34	87	132	104	102	-	1	567	613
Revenue	15 504	15 588	9 999	9 238	8 990	9 775	2 863	3 363	8 374	10 344	8 470	7 804	419	332	54 619	56 444
Normalized EBITDA	6 150	6 329	5 196	4 512	3 926	4 180	1 381	1 595	3 000	3 349	3 082	2 695	(656)	(577)	22 080	22 084
Normalized EBITDA margin %	39.7%	40.6%	52.0%	48.8%	43.7%	42.8%	48.2%	47.4%	35.8%	32.4%	36.4%	34.5%			40.4%	39.1%
Depreciation, amortization and impairment	(790)	(843)	(653)	(616)	(761)	(848)	(265)	(207)	(770)	(843)	(752)	(660)	(267)	(253)	(4 260)	(4 270)
Normalized profit from operations (EBIT)	5 360	5 486	4 544	3 896	3 165	3 332	1 116	1 388	2 230	2 507	2 330	2 035	(923)	(830)	17 821	17 814
Non-recurring items (see Note 8)	(10)	4	(125)	(153)	5	(18)	(31)	(13)	(370)	(144)	(65)	(97)	(119)	(241)	(715)	(662)

Profit from operations (EBIT)	5 350	5 490	4 419	3 743	3 170	3 314	1 085	1 375	1 860	2 363	2 265	1 939	(1 042)	(1 071)	17 106	17 152
Net finance income/(cost)															(8 729)	(6 507)
Share of results of associates and joint ventures															153	430
Income tax expense															(2 839)	(1 920)
Profit from continuing operations															5 691	9 155
Discontinued operations															-	28
Profit/(loss)															5 691	9 183

Segment assets (non-current)	63 180	63 045	69 100	71 219	12 422	13 756	3 074	2 396	42 063	45 920	22 412	24 088	1 609	1 741	213 861	222 166
Gross capex	858	530	1 227	1 079	636	580	279	323	1 177	1 086	687	635	233	247	5 086	4 479
FTE	19 150	19 306	47 042	48 892	37 387	38 651	9 214	9 603	23 604	26 823	31 523	36 386	4 683	3 254	172 603	182 915

For the period ended 31 December 2018, net revenue from the beer business amounted to 50 134m US dollar (31 December 2017: 50 301m US dollar) while the net revenue from the non-beer business (soft drinks and other business) accounted for 4 485m US dollar (31 December 2017: 6 143m US dollar).

On the same basis, net revenue from external customers attributable to AB InBev’s country of domicile (Belgium) represented 710m US dollar (2017: 704m US dollar) and non-current assets located in the country of domicile represented 1 746m US dollar (2017: 1 658m US dollar).

6.	Acquisitions and disposals of subsidiaries

The table below summarizes the impact of acquisitions and disposals on the statement of financial position and cash flows of AB InBev for 31 December 2018 and 31 December 2017:

Million US dollar	2018 Acquisitions	2017 Acquisitions	2018 Disposals	2017 Disposals

Non-current assets
Property, plant and equipment	2	169	(310)	-
Intangible assets	24	417	(17)	-
Deferred tax assets	23	-	-	-
Trade and other receivables	-	1	(86)	-

Current assets
Inventories	17	9	(84)	-
Income tax receivables	-	-	(2)	-
Trade and other receivables	2	20	(79)	-
Cash and cash equivalents	8	5	(6)	-
Assets held for sale	-	27	(27)	-

Non-current liabilities
Interest-bearing loans and borrowings	(3)	(1)	-	-
Deferred tax liabilities	-	(74)	4	-

Current liabilities
Trade and other payables	(19)	(24)	406	-

Net identifiable assets and liabilities	54	549	(201)	-

Non-controlling interest	-	(114)	1	-

Goodwill on acquisitions and goodwill disposed of	107	398	(652)	-
Loss/(gain) on disposal	-	-	(15)	(42)
Consideration to be (paid)/received	(112)	(375)	47	-
Net cash paid on prior years acquisitions	68	136	-	-
Recycling of cumulative translation adjustment in respect of net assets	-	-	(584)	-
Contribution in kind	-	-	1 150	-
Consideration paid/(received)	117	594	(254)	(42)

Cash (acquired)/ disposed of	(5)	(5)	(3)	-

Net cash outflow / (inflow)	112	589	(257)	(42)

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 16 Investments in associates.

The transaction described above involved the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes in exchange for a 50% ownership in AB InBev Efes. In line with IFRS, the contribution by AB InBev of its existing Russia and Ukraine businesses to AB InBev Efes, with AB InBev losing control, is accounted for as a deemed disposal and the 50% non-controlling interest AB InBev received in AB InBev Efes in exchange for such contribution is accounted for as a deemed acquisition of an investment in associate, with both acquisition and disposal measured at their fair value estimated at 1.15 billion US dollar representing the estimated value of the 50 % investment AB InBev will hold in AB InBev Efes after adjustment for net debt.

When a parent loses control of a subsidiary, IFRS 10 requires all assets and liabilities of the former subsidiary to be derecognized and any gain or loss associated with the deemed disposal interest to be recognized in the consolidated income statement. IFRS also requires that any amounts previously recognized in the consolidated statement of other comprehensive income, including historical translation adjustments, be recycled to the consolidated income statement, at the date when control is lost.

AB InBev has derecognized 573m US dollar net assets related to its former Russia and Ukraine businesses and has recycled 584m US dollar from other comprehensive income to the consolidated income statement, resulting in a net non-recurring, non-cash loss of 7m US dollar (see also Note 8 Non-recurring items).

In the first quarter of 2017, AB InBev and Keurig Green Mountain, Inc. established a joint venture for conducting research and development of an in-home alcohol drink system, focusing on the US and Canadian markets. The transaction included the contribution of intellectual property and manufacturing assets from Keurig Green Mountain, Inc. Pursuant to the terms of the joint venture agreement, AB InBev owns 70% of the voting and economic interest in the joint venture. Under IFRS, this transaction was accounted for as a business combination as AB InBev was deemed as the accounting acquirer as per IFRS rules.

The company undertook a series of additional acquisitions and disposals during 2017 and 2018, with no significant impact in the company’s consolidated financial statements.

7.	Other operating income/(expenses)

Million US dollar	2018	2017

Government grants	317	404
License income	45	65
Net (additions to)/reversals of provisions	(11)	(4)
Net gain on disposal of property, plant and equipment, intangible assets and assets held for sale	80	154
Net rental and other operating income	249	235
Other operating income/(expenses)	680	854

The government grants relate primarily to fiscal incentives given by certain Brazilian states and Chinese provinces, based on the company’s operations and developments in those regions.

In 2018, the company expensed 285m US dollar in research, compared to 276m US dollar in 2017. The spend focused on product innovations, market research, as well as process optimization and product development.

8.	Non-recurring items

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Non-recurring items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The non-recurring items included in the income statement are as follows:

Million US dollar	2018	2017

Restructuring	(385)	(468)
Acquisition costs business combinations	(74)	(155)
Business and asset disposal (including impairment losses)	(26)	(39)
Provision for EU investigation	(230)	-
Impact on profit from operations	(715)	(662)

Non-recurring net finance income/(cost)	(1 982)	(693)
Non-recurring taxes	240	830
Non-recurring non-controlling interest	32	526
Net impact on profit attributable to equity holders of AB InBev	(2 425)	1

The non-recurring restructuring charges for 2018 total (385)m US dollar (2017: (468)m US dollar). These charges primarily relate to the SAB integration. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (74)m US dollar in 2018, primarily related to cost incurred to facilitate the combination with SAB and cost incurred to recover the Budweiser distribution rights in Argentina from Compañia Cervecerías Unidas S.A. (“CCU”) – see Note 15 Intangible assets. Acquisition costs of business combinations amounted to (155)m US dollar in 2017, primarily related to cost incurred to facilitate the combination with SAB.

Business and asset disposals amount to (26)m US dollar in 2018 and mainly result from the IFRS treatment of the 50:50 merger of AB InBev’s and Anadolu Efes’ Russia and Ukraine businesses and related transaction cost (see also Note 6 Acquisitions and disposals of subsidiaries). Business and asset disposals amounted to (39)m US dollar in 2017, mainly related to the costs incurred related to the divestitures completed during 2017, partly offset by proceeds from prior years’ sale.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev recognized a provision of 230m US dollar in 2018.

The company incurred non-recurring net finance cost of (1 982)m US dollar for 2018 (2017: (693)m US dollar cost) – see Note 11 Finance cost and income.

All the above amounts are before income taxes. The non-recurring items as of 31 December 2018 decreased income taxes by 240m US dollar and decreased income taxes by 830m US dollar in 2017. The 2017 decrease of income taxes, mainly related to a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017 partially offset by provisions accrued for tax contingencies covered by the Brazilian Federal Tax Regularization Program entered into by Ambev – see Note 12 Income taxes and Note 18 Deferred tax assets and liabilities.

Non-controlling interest on the non-recurring items amounts to 32m US dollar in 2018 (2017: 526m US dollar).

9.	Payroll and related benefits

Million US dollar	2018	2017

Wages and salaries	(4 726)	(4 884)
Social security contributions	(698)	(699)
Other personnel cost	(708)	(762)
Pension expense for defined benefit plans	(193)	(196)
Share-based payment expense	(353)	(359)
Contributions to defined contribution plans	(116)	(118)
Payroll and related benefits	(6 794)	(7 018)

The number of full time equivalents can be split as follows:

	2018	2017

AB InBev NV (parent company)	180	215
Other subsidiaries	172 423	182 700
Total number of FTE	172 603	182 915

The reduction in FTE mainly results from the combination of the AB InBev Russia and Ukraine businesses under AB InBev Efes. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

10.	Additional information on operating expenses by nature

Depreciation, amortization and impairment charges are included in the following line items of the 2018 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 841	67	-
Distribution expenses	186	3	-
Sales and marketing expenses	420	165	-
Administrative expenses	309	260	-
Other operating expenses	8	-	-
Depreciation, amortization and impairment	3 764	496	-

Depreciation, amortization and impairment charges are included in the following line items of the 2017 consolidated income statement:

Million US dollar	Depreciation and impairment of property, plant and equipment	Amortization and impairment of intangible assets	Impairment of goodwill

Cost of sales	2 817	40	-
Distribution expenses	199	4	-
Sales and marketing expenses	425	196	-
Administrative expenses	337	248	-
Other operating expenses	4	-	6
Depreciation, amortization and impairment	3 782	488	6

The depreciation, amortization and impairment of property, plant and equipment included a full-cost reallocation of 2m US dollar in 2018 from the aggregate depreciation, amortization and impairment expense to cost of goods sold (2017: 1m US dollar).

11.	Finance cost and income

The finance costs included in the income statement are as follows:

Million US dollar	2018	2017
Interest expense	(4 141)	(4 314)
Capitalization of borrowing costs	23	22
Net interest on net defined benefit liabilities	(94)	(101)
Accretion expense	(400)	(614)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	-	(304)
Net losses on hedging instruments that are not part of a hedge accounting relationship	(2 222)	(674)
Tax on financial transactions	(110)	(68)
Other financial costs, including bank fees	(242)	(139)
Finance costs, excluding non-recurring items	(7 186)	(6 192)

Non-recurring finance cost	(1 982)	(693)
Finance costs	(9 168)	(6 885)

Finance costs, excluding non-recurring items, increased by 994m US dollar from prior year mainly as a result of Mark-to-market losses on certain derivatives related to the hedging of share-based payment programs amounting to 1 774m US dollar in 2018 (2017: 291m US dollar loss).

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in China and Nigeria. Interest is capitalized at a borrowing rate ranging from 4% to 8%.

Non-recurring net finance cost for 2018 includes:

–

873m US dollar resulting from mark-to-market adjustments on derivative instruments entered into to hedge the shares issued in relation to the combination with Grupo Modelo (31 December 2017: 146m US dollar). See also Note 23 Changes in equity and earnings per share;

–

849m US dollar resulting from mark-to-market adjustments on derivatives entered into to hedge the restricted shares issued in connection with the combination with SAB (31 December 2017: 142m US dollar);

–	211m US dollar resulting from premium paid on the early termination of certain bonds;
–

49m US dollar foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans (31 December 2017: 261m US dollar).

Non-recurring net finance cost for 2017 also includes:

–	44m US dollar related to the Brazilian Federal Tax Regularization Program entered into by Ambev – see note 12 Income taxes;
–

100m US dollar related to accelerated accretion expenses associated to the repayment of the 2015 senior facilities agreement and the early redemption of certain notes. See also Note 24 Interest-bearing loans and borrowings.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments.

Finance income included in the income statement is as follows:

Million US dollar	2018	2017
Interest income	333	287
Hyperinflation monetary adjustments	46	-
Other financial income	61	91
Finance income	440	378

No interest income was recognized on impaired financial assets.

The interest income stems from the following financial assets:

Million US dollar	2018	2017
Cash and cash equivalents	256	207
Investment debt securities held for trading	22	16
Other loans and receivables	55	64
Total	333	287

The interest income on other loans and receivables includes the interest accrued on cash deposits given as guarantees for certain legal proceedings pending resolution.

For further information on instruments hedging AB InBev’s foreign exchange risk see Note 29 Risks arising from financial instruments.

12.	Income taxes

Income taxes recognized in the income statement can be detailed as follows:

Million US dollar	2018	2017

Current year	(2 819)	(3 833)
(Underprovided)/overprovided in prior years	101	1
Current tax expense	(2 718)	(3 832)

Origination and reversal of temporary differences	(287)	1 872
(Utilization)/recognition of deferred tax assets on tax losses	120	23
Recognition of previously unrecognized tax losses	46	16
Deferred tax (expense)/income	(121)	1 912
Total income tax expense	(2 839)	(1 920)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

Million US dollar	2018	2017

Profit before tax	8 530	11 076
Deduct share of result of associates and joint ventures	153	430
Profit before tax and before share of result of associates and joint ventures	8 377	10 646

Adjustments on taxable basis
Government incentives	(742)	(982)
Non-deductible marked to market on derivatives	3 496	579
Other expenses not deductible for tax purposes	1 796	1 795
Other non-taxable income	(158)	(178)
	12 769	11 860

Aggregated weighted nominal tax rate	26.8%	28.5%

Tax at aggregated weighted nominal tax rate	(3 426)	(3 378)

Adjustments on tax expense
Utilization of tax losses not previously recognized	120	23
Recognition of deferred taxes assets on previous years’ tax losses	46	16
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(125)	(143)
(Underprovided)/overprovided in prior years	65	1
Deductions from interest on equity	471	553
Deductions from goodwill	17	57
Other tax deductions	436	723
US Tax reform (change in tax rate and other)	116	1 760
Change in tax rate (other)	144	(59)
Withholding taxes	(403)	(386)
Brazilian Federal Tax Regularization Program	-	(870)
Other tax adjustments	(300)	(217)
	(2 839)	(1 920)

Effective tax rate	33.9%	18.0%

The total income tax expense for 2018 amounts to 2 839m US dollar compared to 1 920m US dollar for 2017. The effective tax rate increased from 18.0% for 2017 to 33.9% for 2018.

The 2018 effective tax rate was negatively impacted by losses from certain derivatives related to hedging of share-based payment programs and the hedging of the shares issued in a transaction related to the combination with Grupo Modelo and SAB as well as changes in tax legislation in some countries resulting in additional non-deductible expenses in 2018.

The 2017 effective tax rate was positively impacted by a 1.8 billion US dollar adjustment following the US tax reform enacted on 22 December 2017. This 1.8 billion US dollar adjustment resulted mainly from the re-measurement of the deferred tax liabilities set up in 2008 in line with IFRS as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets following the change in federal tax rate from 35% to 21%. The adjustment represented the company’s best estimate of the deferred tax liability re-measurement resulting from the US Tax reform at the time, and was recognized as a non-recurring gain per 31 December 2017. This impact was partially offset by Ambev and certain of its subsidiaries joining the Brazilian Federal Tax Regularization Program – PERT in September 2017 whereby Ambev committed to pay some tax contingencies that were under dispute, totaling 3.5 billion Brazilian real (1.1 billion US dollar), with 1.0 billion Brazilian real (0.3 billion US dollar) paid in 2017 and the remaining amount payable in 145 monthly installments starting January 2018, plus interest. Within these contingencies, a dispute related to presumed taxation at Ambev’s subsidiary CRBs was not provided for until September 2017 as the loss was previously assessed as possible. The total amount recognized in 2017 as non-recurring amounted to 2.9 billion Brazilian real (0.9 billion US dollar) of which 2.8 billion Brazilian real (0.9 billion US dollar) were reported in the income tax line and 141 million Brazilian real (44m US dollar) in the finance line.

During 2018, the company finalized the re-measurement of current and deferred taxes resulting from the US Tax reform enacted on 22 December 2017, based on published regulation and guidance. Such remeasurement resulted in an adjustment of 116m US dollar in 2018 to the reported current and deferred taxes.

The company benefits from tax exempted income and tax credits which are expected to continue in the future. The company does not have significant benefits coming from low tax rates in any particular jurisdiction.

The normalized effective tax rate for the period ended 31 December 2018 is 27.8% (2017: 22.9%). Normalized effective tax rate is not an accounting measure under IFRS accounting and should not be considered as an alternative to the effective tax rate.

Normalized effective tax rate method does not have a standard calculation method and AB InBev’s definition of normalized effective tax rate may not be comparable to other companies.

Income taxes were directly recognized in other comprehensive income as follows:

Million US dollar	2018	2017

Re-measurements of post-employment benefits	22	(39)
Cash flow and net investment hedges	108	(95)
Income tax (losses)/gains	130	(134)

13.	Property, plant and equipment

	31 December 2018				31 December 2017
Million US dollar	Land and buildings	Plant and equipment, fixtures and fittings	Under construction	Total	Total

Acquisition cost
Balance at end of previous year	12 742	33 717	2 265	48 724	44 352
Effect of movements in foreign exchange	(722)	(2 225)	(150)	(3 097)	1 431
Acquisitions	119	1 320	2 926	4 365	4 221
Acquisitions through business combinations	-	2	-	2	169
Disposals	(143)	(1 333)	(3)	(1 479)	(1 566)
Disposals through the sale of subsidiaries	(265)	(834)	(29)	(1 128)	(60)
Transfer (to)/from other asset categories and other movements[1]	724	3 028	(2 735)	1 017	177
Balance at end of the period	12 455	33 675	2 274	48 404	48 724

Depreciation and impairment losses
Balance at end of previous year	(3 514)	(18 026)	-	(21 540)	(18 133)
Effect of movements in foreign exchange	177	1 219	-	1 396	(697)
Depreciation	(513)	(3 069)	-	(3 582)	(3 567)
Disposals	59	1 204	-	1 263	1 161
Disposals through the sale of subsidiaries	177	641	-	818	48
Impairment losses	(10)	(85)	-	(95)	(85)
Transfer to/(from) other asset categories and other movements[1]	64	(818)	-	(754)	(267)
Balance at end of the period	(3 560)	(18 934)	-	(22 494)	(21 540)

Carrying amount
at 31 December 2017	9 228	15 691	2 265	27 184	27 184
at 31 December 2018	8 895	14 741	2 274	25 910	-

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 8m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 416m US dollar as at 31 December 2018 compared to 550m US dollar as at 31 December 2017.

AB InBev’s net capital expenditures in the statement of cash flow amounted to 4 649m US dollar in 2018 and 4 124m US dollar in 2017. Out of the total 2018 capital expenditures approximately 48% was used to improve the company’s production facilities while 42% was used for logistics and commercial investments and 10% was used for improving administrative capabilities and purchase of hardware and software.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 31 December 2018 of assets leased under finance leases was 272m US dollar (31 December 2017: 300m US dollar).

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

14.	Goodwill

Million US dollar	31 December 2018	31 December 2017

Acquisition cost
Balance at end of previous year	140 980	135 897
Effect of movements in foreign exchange	(7 541)	4 684
Disposals through the sale of subsidiaries	(652)	-
Acquisitions through business combinations	107	398
Hyperinflation monetary adjustments	435	-
Reclassified as held for sale	(13)	-
Balance at end of the period	133 316	140 980

Impairment losses
Balance at end of previous year	(40)	(34)
Impairment losses	-	(6)
Disposals through the sale of subsidiaries	35	-
Balance at end of the period	(5)	(40)

Carrying amount
at 31 December 2017	140 940	140 940
at 31 December 2018	133 311	-

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following this merger, the company derecognized its Russian and Ukrainian net assets including goodwill (see also Note 6 Acquisitions and disposals of subsidiaries).

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

Million US dollar Cash-generating unit	2018	2017

United States	33 288	33 277
Colombia	18 802	20 425
South Africa	15 896	18 551
Peru	14 513	15 074
Mexico	12 614	12 580
Rest of Africa	7 716	8 326
Australia	6 348	6 922
Brazil	4 715	5 523
South Korea	3 949	4 119
Ecuador	3 925	3 925
China	2 758	2 914
Honduras & El Salvador	2 284	2 335
Canada	1 891	2 056
Other countries	4 613	4 913
Total carrying amount of goodwill	133 311	140 940

AB InBev completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. AB InBev believes that all of its estimates are reasonable: they are consistent with the company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the company ran sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate, in particular for the valuations of the US, Colombia, South Africa, Peru and Mexico, countries that show the highest goodwill. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 57% of AB InBev’s total assets as at 31 December 2018, is tested for impairment at the cash-generating unit level (that is one level below the operating segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Except in cases where the initial allocation of goodwill has not been concluded by the end of the initial reporting period following the business combination, goodwill is allocated as from the acquisition date to each of AB InBev’s cash-generating units that are expected to benefit from the synergies of the combination whenever a business combination occurs.

AB InBev’s impairment testing methodology is in accordance with IAS 36, in which fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted free cash flow approach based on acquisition valuation models for its major cash-generating units and the cash-generating units showing a high invested capital to EBITDA multiple, and valuation multiples for its other cash-generating units.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

●

In the first three years of the model, free cash flows are based on AB InBev’s strategic plan as approved by key management. AB InBev’s strategic plan is prepared per cash-generating unit and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

●

For the subsequent seven years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as macro-economic and industry assumptions, variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

●

Cash flows after the first ten-year period are extrapolated generally using expected annual long-term GDP growth rates, based on external sources, in order to calculate the terminal value, considering sensitivities on this metric;

●	Projections are discounted at the unit’s weighted average cost of capital (WACC), considering sensitivities on this metric;

●	Cost to sell is assumed to reach 2% of the entity value based on historical precedents.

For the main cash generating units, the terminal growth rate applied generally ranged between 1% and 4%.

The WACC applied in US dollar nominal terms were as follows:

Cash-generating unit	2018	2017

United States	7%	6%
Colombia	7%	7%
South Africa	8%	8%
Peru	7%	7%
Mexico	8%	9%
Rest of Africa	11%	10%
Australia	7%	6%
South Korea	7%	6%
Ecuador	11%	11%

In the sensitivity analysis performed by management, an adverse change of 1% in WACC would not cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

The above calculations are corroborated by valuation multiples, quoted share prices for publicly-traded subsidiaries or other available fair value indicators (i.e. recent market transactions from peers).

Although AB InBev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions or market or macro-economic conditions.

15.	Intangible assets

	31 December 2018					31 December 2017
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total

Acquisition cost
Balance at end of previous year	43 402	2 904	2 177	388	48 871	47 191
Effect of movements in foreign exchange	(1 482)	(105)	(137)	(41)	(1 765)	1 286
Acquisitions through business combinations	-	22	-	2	24	417
Acquisitions and expenditures	2	367	73	226	668	312
Disposals	(25)	(55)	-	(16)	(96)	(191)
Disposals through the sale of subsidiaries	(14)	-	(29)	(4)	(47)	-
Transfer (to)/from other asset categories and other movements[1]	250	(184)	608	136	810	(144)
Balance at end of period	42 133	2 949	2 692	691	48 465	48 871

Amortization and impairment losses
Balance at end of previous year	(32)	(1 379)	(1 472)	(114)	(2 997)	(2 401)
Effect of movements in foreign exchange	-	73	84	7	164	(139)
Amortization	-	(163)	(251)	(31)	(445)	(498)
Disposals	-	45	(39)	8	14	89
Disposals through the sale of subsidiaries	-	-	28	2	30	-
Transfer to/(from) other asset categories and other movements[1]	-	(55)	(352)	7	(400)	(48)
Balance at end of period	(32)	(1 479)	(2 002)	(121)	(3 634)	(2 997)

Carrying value
at 31 December 2017	43 370	1 525	705	274	45 874	45 874
at 31 December 2018	42 101	1 470	690	570	44 831	-

On 2 May 2018, AB InBev recovered the Budweiser distribution rights in Argentina from CCU. The transaction involved the transfer of the Isenbeck, Iguana, Diosa, Norte and Baltica brands, along with a cash payment of 306m US dollar and other commitments, to CCU Argentina. The Budweiser distribution rights have been assigned an indefinite useful life.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

As of 31 December 2018, the carrying amount of the intangible assets amounted to 44 831m US dollar(31 December 2017: 45 874m US dollar) of which 42 435m US dollar was assigned an indefinite useful life (31 December 2017: 43 595m US dollar) and 2 396m US dollar a finite life (31 December 2017: 2 279m US dollar).

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

Million US dollar Country	2018	2017

United States	22 037	21 960
Colombia	3 516	3 820
South Africa	3 325	3 899
Mexico	3 068	3 058
Peru	2 720	2 825
Australia	2 422	2 773
South Korea	1 013	1 058
Ecuador	595	595
China	381	403
Dominican Republic	339	353
Rest of Africa	1 274	1 353
Other countries	1 745	1 498
Total carrying amount of intangible assets with indefinite useful lives	42 435	43 595

1 The transfer (to)/from other asset categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans, to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations and to the restatement of non-monetary assets under hyperinflation accounting in line with IAS 29 Financial reporting in hyperinflationary economies.

Intangible assets with indefinite useful lives have been tested for impairment using the same methodology and assumptions as disclosed in Note 14 Goodwill. Based on the assumptions described in that note, AB InBev concluded that no impairment charge is warranted. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the company is not aware of any reasonably possible change in a key assumption used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

16.	Investments in associates

A reconciliation of the summarized financial information to the carrying amount of the company’s interests in material associates is as follows:

	2018			2017
Million US dollar	AB InBev Efes	Castel	Efes	Castel	Efes

Balance at 1 January	-	3 480	694	2 793	750
Effect of movements in foreign exchange	-	(213)	(194)	356	(54)
Acquisitions	1 157	-	-	-	-
Dividends received	-	(98)	(11)	(23)	-
Share of results of associates	2	110	(10)	354	(2)
Balance at end of period	1 159	3 279	479	3 480	694

On 30 March 2018, AB InBev completed the 50:50 merger of AB InBev’s and Anadolu Efes’ existing Russia and Ukraine businesses. Following the closing of the transaction, the operations of AB InBev and Anadolu Efes in Russia and Ukraine are now combined under AB InBev Efes. The combined business is fully consolidated in the Anadolu Efes financial accounts. As a result of the transaction, AB InBev stopped consolidating its Russia and Ukraine businesses and accounts for its investment in AB InBev Efes under the equity method as of that date. See also Note 6 Acquisitions and disposals of subsidiaries.

The 2017 share of results of associates reported for Castel includes the revision of 2016 finalized result of associates. In 2018, the share of results of associates reported for Castel was negatively impacted by a currency devaluation in Angola.

Summarized financial information of the company’s material associates is as follows:

	2018			2017
Million US dollar	AB InBev Efes	Castel	Efes	Castel	Efes

Current assets	275	4 193	2 888	4 894	2 415
Non-current assets	664	4 291	6 463	3 912	5 243
Current liabilities	556	1 643	2 233	1 724	1 106
Non-current liabilities	-	635	2 207	857	2 494
Non-controlling interests	-	939	2 297	879	1 520
Net assets	383	5 267	2 614	5 346	2 538

Revenue	1 081	5 786	3 816	5 447	3 415
Profit (loss)	4	921	(43)	746	(7)
Other comprehensive income (loss)	-	(254)	1 536	(94)	553
Total comprehensive income (loss)	4	667	1 493	652	546

In 2018, associates that are not individually material contributed to 51m US dollar to the results of investment in associates.

Additional information related to the significant associates is presented in Note 36 AB InBev Companies.

17.	Investment securities

Million US dollar	2018	2017

Investment in unquoted companies	84	76
Investment on debt securities	24	24
Non-current investments	108	100

Investment on debt securities	87	1 304
Current investments	87	1 304

As of 31 December 2018, current debt securities of 87m US dollar mainly represented investments in government bonds. The company’s investments in such short-term debt securities are primarily to facilitate liquidity and for capital preservation.

18.	Deferred tax assets and liabilities

 The amount of deferred tax assets and liabilities by type of temporary difference can be detailed as follows:

	2018
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	381	(2 665)	(2 284)
Intangible assets	115	(10 665)	(10 550)
Inventories	101	(67)	34
Trade and other receivables	142	(62)	80
Interest-bearing loans and borrowings	475	(618)	(143)
Employee benefits	673	(5)	668
Provisions	483	(27)	456
Derivatives	33	(58)	(25)
Other items	215	(736)	(521)
Loss carry forwards	577	-	577
Gross deferred tax assets/(liabilities)	3 195	(14 903)	(11 708)

Netting by taxable entity	(1 738)	1 738	-

Net deferred tax assets/(liabilities)	1 457	(13 165)	(11 708)

	2017
Million US dollar	Assets	Liabilities	Net

Property, plant and equipment	324	(2 586)	(2 262)
Intangible assets	113	(11 387)	(11 274)
Inventories	114	(63)	51
Trade and other receivables	148	(62)	86
Interest-bearing loans and borrowings	431	(646)	(215)
Employee benefits	663	(10)	653
Provisions	562	(17)	545
Derivatives	40	(49)	(9)
Other items	200	(796)	(596)
Loss carry forwards	1 130	-	1 130
Gross deferred tax assets/(liabilities)	3 725	(15 616)	(11 891)

Netting by taxable entity	(2 509)	2 509	-

Net deferred tax assets/(liabilities)	1 216	(13 107)	(11 891)

 The change in net deferred taxes recorded in the consolidated statement of financial position can be detailed as follows:

Million US dollar	2018	2017

Balance at 1 January	(11 891)	(13 442)
Recognized in profit or loss	121	1 912
Recognized in other comprehensive income	(130)	(134)
Acquisitions through business combinations	(23)	(74)
Other movements and effect of changes in foreign exchange rates	215	(153)
Balance at 31 December	(11 708)	(11 891)

Following the US Tax reform enacted on 22 December 2017 whereby the US Federal tax rate was reduced from 35% to 21%, the company adjusted the deferred tax liabilities set up in 2008 in line with IFRS, as part of the purchase price accounting of the combination with Anheuser Busch and certain deferred tax assets. This adjustment resulted in 1.8 billion US dollar recognized as a non-recurring tax gain in 2017 – see also Note 12 – Income Taxes.

Most of the temporary differences are related to the fair value adjustment on intangible assets with indefinite useful lives and property, plant and equipment acquired through business combinations. The realization of such temporary differences is unlikely to revert within 12 months.

Tax losses carried forward and deductible temporary differences on which no deferred tax asset is recognized amount to 5 280m US dollar (2017: 4 449m US dollar). 1 954m US dollar of these tax losses and deductible temporary differences do not have an expiration date, 136m US dollar, 153m US dollar and 725m US dollar expire within respectively 1, 2 and 3 years, while 2 311m US dollar have an expiration date of more than 3 years. Deferred tax assets have not been recognized on these items because it is not probable that future taxable profits will be available against which these tax losses and deductible temporary differences can be utilized and the company has no tax planning strategy currently in place to utilize these tax losses and deductible temporary differences.

19.	Inventories

Million US dollar	2018	2017

Prepayments	123	101
Raw materials and consumables	2 387	2 304
Work in progress	363	387
Finished goods	1 215	1 216
Goods purchased for resale	146	111
Inventories	4 234	4 119

Inventories other than work in progress
Inventories stated at net realizable value	59	57

The cost of inventories recognized as an expense in 2018 amounts to 20 359m US dollar, included in cost of sales (2017: 21 386m US dollar).

Impairment losses on inventories recognized in 2018 amount to 72m US dollar (2017: 72m US dollar).

20.	Trade and other receivables

NON-CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2018	2017

Cash deposits for guarantees	197	209
Loans to customers	45	13
Deferred collection on disposals	53	11
Tax receivable, other than income tax	139	68
Trade and other receivables	335	533
	769	834

For the nature of cash deposits for guarantees see Note 31 Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other.

CURRENT TRADE AND OTHER RECEIVABLES

Million US dollar	2018	2017

Trade receivables and accrued income	4 412	4 752
Interest receivable	19	6
Tax receivable, other than income tax	378	368
Loans to customers	143	166
Prepaid expenses	329	428
Other receivables	1 094	846
	6 375	6 566

The carrying amount of trade and other receivables is a good approximation of their fair value as the impact of discounting is not significant.

The ageing of the current trade receivables and accrued income, interest receivable, other receivables and current and non-current loans to customers can be detailed as follows for 2018 and 2017 respectively:

		Of which:	Of which not impaired as of the reporting date and past due
	Net carrying amount as of 31 December 2018	neither impaired nor past due on the reporting date
			Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 412	4 092	239	52	20	9
Loans to customers	188	176	4	5	3	-
Interest receivable	19	19	-	-	-	-
Other receivables	1 094	1 051	13	26	4	-
	5 713	5 338	256	83	27	9

		Of which:	Of which not impaired as of the reporting date and past due
	Net carrying amount as of 31 December 2017	neither impaired nor past due on the reporting date	Less than 30 days	Between 30 and 59 days	Between 60 and 89 days	More than 90 days

Trade receivables and accrued income	4 752	4 369	265	47	40	31
Loans to customers	179	179	-	-	-	-
Interest receivable	6	6	-	-	-	-
Other receivables	846	803	19	6	14	4
	5 783	5 357	284	53	54	35

The above analysis of the age of financial assets that are past due as at the reporting date but not impaired also includes non-current loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance because the amounts can be recovered from the tax authorities or AB InBev has sufficient collateral. Impairment losses on trade and other receivables recognized in 2018 amount to 43m US dollar (2017: 59m US dollar).

AB InBev’s exposure to credit, currency and interest rate risks is disclosed in Note 29 Risks arising from financial instruments.

21.	Cash and cash equivalents

Million US dollar	31 December 2018	31 December 2017

Short-term bank deposits	2 233	3 896
Cash and bank accounts	4 841	6 576
Cash and cash equivalents	7 074	10 472

Bank overdrafts	(114)	(117)
	6 960	10 355

The cash outstanding per 31 December 2018 includes restricted cash for an amount of 2m US dollar (31 December 2017: 2m US dollar). This restricted cash refers to outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 combination.

22.	Assets classified as held for sale, liabilities associated with assets held for sale and discontinued operations

Assets classified as held for sale

Million US dollar	31 December 2018	31 December 2017

Balance at the end of previous year	133	16 458
Disposals from SAB transaction-related divestitures	-	(15 514)
Reclassified to assets held for sale in the period	35	91
Disposals	(128)	(26)
Effect of movements in foreign exchange	(1)	132
Other movements	-	(1 008)
Balance at the end of year	39	133

Liabilities associated with assets held for sale

Million US dollar	31 December 2018	31 December 2017

Balance at the end of previous year	-	2 174
Disposals from SAB transaction-related divestitures	-	(1 166)
Other movements	-	(1 008)
Balance at the end of year	-	-

Completion of CCBA disposal

On 4 October 2017, AB InBev announced the completion of the transition of its 54.5% equity stake in Coca-Cola Beverages Africa (“CCBA”) for 3.15 billion US dollar, after customary adjustments. AB InBev stopped consolidating CCBA in its consolidated financial statements as of that date.

CCBA, the largest Coca-Cola bottler in Africa, was formed in 2016 through the combination of the African non-alcohol ready-to-drink bottling interests of SAB, The Coca-Cola Company and Gutsche Family Investments. It includes operations in the countries of South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte, and Comoros.

Furthermore, AB InBev completed in 2018 the sale of its carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. AB InBev also entered into agreements to sell to The Coca-Cola Company all of its carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. The closing of these transactions is subject to customary closing conditions, including regulatory approvals.

In El Salvador and Honduras, the company has executed long-term bottling agreements, which will become effective upon the closing of the El Salvador and Honduras brand divestitures.

In addition, the companies continue to work towards finalizing the terms and conditions for The Coca-Cola Company to acquire AB InBev’s interest in the bottling operations in Zimbabwe and Lesotho. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions. By 31 December 2018, the assets and liabilities of the above operations were not reported as assets classified as held for sale and liabilities associated with assets held for sale.

23.	Changes in equity and earnings per share

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during 2018:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar

At the end of the previous year	2 019	1 736
Changes during the period	-	-
	2 019	1 736
Of which:
Ordinary shares	1 693
Restricted shares	326

TREASURY SHARES	Treasury shares		Result on the use of treasury shares
	Million shares	Million US dollar	Million US dollar

At the end of the previous year	85.5	(8 980)	(1 452)
Changes during the period	(23.0)	2 431	(931)
	62.5	(6 549)	(2 383)

As at 31 December 2018, the share capital of AB InBev amounts to 1 238 608 344.12 euro (1 736 million US dollar). It is represented by 2 019 241 973 shares without nominal value, of which 62 502 473 are held in treasury by AB InBev and its subsidiaries. All shares are ordinary shares, except for 325 999 817 restricted shares. As at 31 December 2018, the total of authorized, un-issued capital amounts to 37m euro.

The treasury shares held by the company are reported in equity in Treasury shares.

The holders of ordinary and restricted shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The restricted shares are unlisted, not admitted to trading on any stock exchange, and are subject to, among other things, restrictions on transfer until converted into new ordinary shares. The restricted shares will be convertible at the election of the holder into new ordinary shares on a one-for-one basis with effect from the fifth anniversary of completion of the SAB combination. From completion of the SAB combination, such restricted shares will rank equally with the ordinary shares with respect to dividends and voting rights.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IFRS 10, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During 2018, Ambev increased its investment in Cervecería Nacional Dominicana S.A. (“CND”) from 55% to 85%. As the related subsidiary was already fully consolidated, the purchase did not impact AB InBev’s profit, but reduced the non-controlling interests by 429m US dollar and increased the profit attributable to equity holders of AB InBev.

REPORT ACCORDING TO ARTICLE 624 OF THE BELGIAN COMPANIES CODE – PURCHASE OF OWN SHARES

During 2018, the company proceeded with the following sale transactions:

●	1 251 602 shares were granted to executives of the group according to the company’s executive remuneration policy;
●	1 497 344 shares were sold, as a result of the exercise of options granted to employees of the group;
●	23 076 922 shares were delivered under deferred share instruments with former Grupo Modelo shareholders.

At the end of the period, the group owned 62 527 163 own shares of which 61 923 078 were held directly by AB InBev. The par value of the shares is 0.61 euro. As a consequence, the shares that were sold during the year 2018 represent 18 038 093 US dollar (15 753 779 euro) of the subscribed capital and the shares that the company still owned at the end of 2018 represent 43 672 135 US dollar (38 141 569 euro) of the subscribed capital.

DIVIDENDS

On 24 October 2018, an interim dividend of 0.80 euro per share or approximately 1 565m euro was approved by the Board of Directors. This interim dividend was paid out on 29 November 2018. On 28 February, in addition to the interim dividend paid on 29 November 2018, a dividend of 1.00 euro per share or 1 957m euro was proposed by the Board of Directors, reflecting a total dividend payment for the 2018 fiscal year of 1.80 euro per share or 3 522m euro.

On 25 October 2017, an interim dividend of 1.60 euro per share or 3 089m euro was approved by the Board of Directors. This interim dividend was paid out on 16 November 2017. On 25 April 2018, in addition to the interim dividend paid on 16 November 2017, a dividend of 2.00 euro per share or 3 867m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2017 fiscal year of 3.60 euro per share or 6 956m euro. The dividend was paid out on 3 May 2018.

TRANSLATION RESERVES

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements of foreign operations. The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment.

HEDGING RESERVES

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. As at 31 December 2018, the restrictions above mentioned were not deemed significant on the company’s ability to access or use the assets or settle the liabilities of its operating subsidiaries.

Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 15%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, selected Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 922 AB InBev shares to be delivered within 5 years for a consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013.

On 21 May 2018, AB InBev delivered the shares that were due under the deferred share instruments through the use of AB InBev treasury shares.

Until the delivery of the AB InBev shares, AB InBev paid a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders were compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument was classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity. On 3 May 2018, the company paid a coupon of 2.00 euro per share or approximately 56m US dollar (2017: 3.60 euro per share or approximately 93m US dollar).

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 20 million of its own ordinary shares. As of 31 December 2018, the outstanding balance of loaned securities amounted to 20 million, of which 20 million were used to fulfil stock option plan commitments. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend.

OTHER COMPREHENSIVE INCOME RESERVES

The changes in the other comprehensive income reserves are as follows:

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2018	(13 705)	586	(1 665)	(14 784)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	(7 379)	-	-	(7 379)
Cash flow hedges	-	(92)	-	(92)
Re-measurements of post-employment benefits	-	-	98	98
Total comprehensive income	(7 379)	(92)	98	(7 373)
As per 31 December 2018	(21 084)	494	(1 567)	(22 157)

Million US dollar	Translation Reserves	Hedging reserves	Post-employment benefits	Total OCI Reserves

As per 1 January 2017	(14 758)	744	(1 612)	(15 626)
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	1 053	-	-	1 053
Cash flow hedges	-	(158)	-	(158)
Re-measurements of post-employment benefits	-	-	(53)	(53)
Total comprehensive income	1 053	(158)	(53)	842
As per 31 December 2017	(13 705)	586	(1 665)	(14 784)

EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2018 is based on the profit attributable to equity holders of AB InBev of 4 368m US dollar (31 December 2017: 7 996m US dollar) and a weighted average number of ordinary and restricted shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017

Issued ordinary and restricted shares at 1 January, net of treasury shares	1 934	1 934
Effect of stock lending	18	14
Effect of undelivered shares under the deferred share instrument	9	23
Effect of delivery of treasury shares	14	-
Weighted average number of ordinary and restricted shares at 31 December	1 975	1 971

The calculation of diluted earnings per share for the year ended 31 December 2018 is based on the profit attributable to equity holders of AB InBev of 4 368m US dollar (31 December 2017: 7 996m US dollar) and a weighted average number of ordinary and restricted shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2018	2017

Weighted average number of ordinary and restricted shares at 31 December	1 975	1 971
Effect of share options, warrants and restricted stock units	36	39
Weighted average number of ordinary and restricted shares (diluted) at 31 December	2 011	2 010

The calculation of earnings per share before non-recurring items and discontinued operations is based on the profit from continuing operations attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

Million US dollar	2018	2017

Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	6 793	7 967
Non-recurring items, before taxes (refer to Note 8)	(715)	(662)
Non-recurring finance income/(cost), before taxes (refer to Note 8)	(1 982)	(693)
Non-recurring taxes (refer to Note 8)	240	830
Non-recurring non-controlling interest (refer to Note 8)	32	526
Profit from discontinued operations	-	28
Profit attributable to equity holders of AB InBev	4 368	7 996

The calculation of the Underlying EPS1 is based on the profit before non-recurring items, discontinued operations, mark-to-market losses and hyperinflation impacts attributable to equity holders of AB InBev. A reconciliation of profit before non-recurring items, discontinued operations, mark-to-market losses and hyperinflation impacts, attributable to equity holders of AB InBev to profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev, is calculated as follows:

Million US dollar	2018	2017

Profit before non-recurring items, discontinued operations, mark-to-market losses and hyperinflation impacts, attributable to equity holders of AB InBev	8 644	8 258
Mark-to-market losses on certain derivatives related to the hedging of share-based payment programs (refer to Note 11)	(1 774)	(291)
Hyperinflation impacts	(77)	-
Profit before non-recurring items and discontinued operations, attributable to equity holders of AB InBev	6 793	7 967

1 See glossary.

The table below sets out the EPS calculation:

Million US dollar	2018	2017

Profit attributable to equity holders of AB InBev	4 368	7 996
Weighted average number of ordinary and restricted shares	1 975	1 971
Basic EPS from continuing and discontinued operations	2.21	4.06

Profit from continuing operations attributable to equity holders of AB InBev	4 368	7 968
Weighted average number of ordinary and restricted shares	1 975	1 971
Basic EPS from continuing operations	2.21	4.04

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	6 793	7 967
Weighted average number of ordinary and restricted shares	1 975	1 971
Basic EPS from continuing operations before non-recurring items	3.44	4.04

Profit before non-recurring items, discontinued operations, mark-to-market losses and hyperinflation impacts, attributable to equity holders of AB InBev	8 644	8 258
Weighted average number of ordinary and restricted shares	1 975	1 970
Underlying EPS[1]	4.38	4.19

Profit attributable to equity holders of AB InBev	4 368	7 996
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 010
Diluted EPS from continuing and discontinued operations	2.17	3.98

Profit from continuing operations attributable to equity holders of AB InBev	4 368	7 968
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 010
Diluted EPS from continuing operations	2.17	3.96

Profit from continuing operations before non-recurring items, attributable to equity holders of AB InBev	6 793	7 967
Weighted average number of ordinary and restricted shares (diluted)	2 011	2 010
Diluted EPS from continuing operations before non-recurring items	3.38	3.96

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 63m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2018.

24.	Interest-bearing loans and borrowings

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk - refer to Note 29 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	31 December 2018	31 December 2017

Secured bank loans	109	230
Unsecured bank loans	86	153
Unsecured bond issues	105 170	108 327
Unsecured other loans	57	53
Finance lease liabilities	162	186
Non-current interest-bearing loans and borrowings	105 584	108 949

CURRENT LIABILITIES Million US dollar	31 December 2018	31 December 2017

Secured bank loans	370	272
Commercial papers	1 142	1 870
Unsecured bank loans	22	739
Unsecured bond issues	2 626	4 510
Unsecured other loans	14	15
Finance lease liabilities	42	27
Current interest-bearing loans and borrowings	4 216	7 433

The current and non-current interest-bearing loans and borrowings amount to 109.8 billion US dollar as of 31 December 2018, compared to 116.4 billion US dollar as of 31 December 2017.

1 See glossary.

Commercial papers amount to 1.1 billion US dollar as of 31 December 2018 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

During 2018, AB InBev completed the issuance of the following series of bonds:

Issue date	Aggregate principal amount (in millions)	Currency	Interest rate	Maturity date
23 January 2018	1 500	Euro	3M EURIBOR + 30 bps	15 April 2024
23 January 2018	2 000	Euro	1.150%	22 January 2027
23 January 2018	750	Euro	2.000%	23 January 2035
4 April 2018	1 500	USD	3.500%	12 January 2024
4 April 2018	2 500	USD	4.000%	13 April 2028
4 April 2018	1 500	USD	4.375%	15 April 2038
4 April 2018	2 500	USD	4.600%	15 April 2048
4 April 2018	1 500	USD	4.750%	15 April 2058
4 April 2018	500	USD	3M LIBOR + 74 bps	12 January 2024

On 19 March, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes with a principal amount of 2.5 billion US dollar due in 2019 bearing interest at 7.75%.

On 23 April, the company redeemed the entire outstanding principal amount of certain notes due in 2019 and 2020. The total principal amount of the notes that were retired is approximately 7.8 billion US dollar.

On 6 June, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Worldwide notes due 2020. The total principal amount of notes that were retired is 1.0 billion US dollar.

On 13 December, the company redeemed the entire outstanding principal amount of the Anheuser-Busch InBev Finance notes due 2021. The total principal amount of notes that were retired is 2.5 billion US dollar.

The redemption of these notes was financed with cash.

On 26 November, the company announced the final results of a U.S. private exchange offer for a series of six notes issued by Anheuser-Busch InBev Finance for notes co-issued by Anheuser-Busch Companies, LLC (“ABC”) and Anheuser-Busch InBev Worldwide Inc. The total principal amount of notes exchanged listed below is 23.5 billion US dollar.

Issuer	Title of series of notes issued exchanged	Original principal amount outstanding (in million US dollar)	Principal amount outstanding exchanged (in million US dollar)	Principal amount not exchanged (in million US dollar)
Anheuser-Busch InBev Finance	4.9% Notes due 2046	11 000	9 543	1 457
Anheuser-Busch InBev Finance	4.7% Notes due 2036	6 000	5 385	615
Anheuser-Busch InBev Finance	3.65% Notes due 2026	11 000	8 555	2 445

AB InBev is in compliance with all its debt covenants as of 31 December 2018. The 2010 senior facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2018 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	479	370	38	14	26	31
Commercial papers	1 142	1 142	-	-	-	-
Unsecured bank loans	108	22	-	86	-	-
Unsecured bond issues	107 796	2 626	5 259	8 039	17 180	74 692
Unsecured other loans	71	14	18	7	9	23
Finance lease liabilities	204	42	19	17	12	114
	109 800	4 216	5 334	8 163	17 227	74 860

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2017 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years

Secured bank loans	502	272	128	18	33	51
Commercial papers	1 870	1 870	-	-	-	-
Unsecured bank loans	892	739	122	31	-	-
Unsecured bond issues	112 837	4 510	9 956	9 389	18 441	70 541
Unsecured other loans	68	15	18	7	3	25
Finance lease liabilities	213	27	29	20	23	114
	116 382	7 433	10 253	9 465	18 500	70 731

FINANCE LEASE LIABILITIES Million US dollar	2018 Payments	2018 Interests	2018 Principal	2017 Payments	2017 Interests	2017 Principal

Less than one year	62	20	42	42	15	27
Between one and two years	37	18	19	42	13	29
Between two and three years	33	16	17	31	11	20
Between three and five years	33	21	12	40	17	23
More than 5 years	151	37	114	146	32	114
	317	112	205	301	88	213

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash and cash equivalents. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt decreased to 102.5 billion US dollar as of 31 December 2018, from 104.4 billion US dollar as of 31 December 2017. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition by Ambev of additional shares in Cervecería Nacional Dominicana S.A. (“CND”) following the partial exercise by E. León Jimenes S.A. (“ELJ”) of its put option (0.9 billion US dollar), the payment to Molson Coors Brewing Company related to a purchase price adjustment on the disposal completed on 11 October 2016 of SAB’s interest in MillerCoors LLC and all trademarks, contracts and other assets primarily related to the “Miller International Business” (0.3 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (7.8 billion US dollar), the payment of interests and taxes (7.1 billion US dollar) and the impact of changes in foreign exchange rates (2.1 billion US dollar decrease of net debt).

The following table provides a reconciliation of AB InBev’s net debt as at 31 December:

Million US dollar	31 December 2018	31 December 2017

Non-current interest-bearing loans and borrowings	105 584	108 949
Current interest-bearing loans and borrowings	4 216	7 433
Interest-bearing loans and borrowings	109 800	116 382

Bank overdrafts	114	117
Cash and cash equivalents	(7 074)	(10 472)
Interest bearing loans granted and other deposits (included within Trade and other receivables)	(267)	(309)
Debt securities (included within Investment securities)	(111)	(1 328)
Net debt	102 462	104 391

RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

The table below details changes in the company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated statement of cash flows from financing activities.

Million US dollar	Long-term debt, net of current portion	Short-term debt and current portion of long- term debt

Balance at 1 January 2018	108 949	7 433
Proceeds from borrowings	15 111	2 672
Payments on borrowings	(13 925)	(8 564)
Amortized cost	47	255
Unrealized foreign exchange effects	(1 837)	(298)
Current portion of long-term debt	(2 732)	2 732
Other movements	(29)	(14)
Balance at 31 December 2018	105 584	4 216

25.	Employee benefits

AB InBev sponsors various post-employment benefit plans worldwide. These include pension plans, both defined contribution plans, and defined benefit plans, and other post-employment benefits. In accordance with IAS 19 Employee Benefits post-employment benefit plans are classified as either defined contribution plans or defined benefit plans.

DEFINED CONTRIBUTION PLANS

For defined contribution plans, AB InBev pays contributions to publicly or privately administered pension funds or insurance contracts. Once the contributions have been paid, the group has no further payment obligation. The regular contributions constitute an expense for the year in which they are due. For 2018, contributions paid into defined contribution plans for the company amounted to 116m US dollar compared to 118m US dollar for 2017.

DEFINED BENEFIT PLANS

During 2018, the company contributed to 84 defined benefit plans, of which 62 are retirement or leaving service plans, 18 are medical cost plans and 4 other long-term employee benefit plans. Most plans provide retirement and leaving service benefits related to pay and years of service. In many of the countries the plans are partially funded. When plans are funded, the assets are held in legally separate funds set up in accordance with applicable legal requirements and common practice in each country. The medical cost plans in Brazil, Canada, Colombia, South Africa and US provide medical benefits to employees and their families after retirement. Many of the defined benefit plans are closed to new entrants.

The present value of funded obligations includes a 175m US dollar liability related to two medical plans in Brazil, for which the benefits are provided through the Fundação Antonio Helena Zerrenner (“FAHZ”). The FAHZ is a legally distinct entity which provides medical, dental, educational and social assistance to current and retired employees of Ambev. On 31 December 2018, the actuarial liabilities related to the benefits provided by the FAHZ are fully offset by an equivalent amount of assets existing in the fund. The net liability recognized in the balance sheet is nil.

The employee benefit net liability amounts to 2 665m US dollar as of 31 December 2018 compared to 2 971m US dollar as of 31 December 2017. In 2018, the fair value of the plan assets decreased by 564m US dollar and the defined benefit obligations decreased by 842m US dollar. The decrease in the employee benefit net liability is mainly driven by increases in discount rates and favorable foreign exchange movements.

The company’s net liability for post-employment and long-term employee benefit plans comprises the following at 31 December:

Million US dollar	2018	2017

Present value of funded obligations	(6 762)	(7 506)
Fair value of plan assets	5 059	5 623
Present value of net obligations for funded plans	(1 703)	(1 883)
Present value of unfunded obligations	(806)	(904)
Present value of net obligations	(2 509)	(2 787)

Unrecognized asset	(77)	(111)
Net liability	(2 586)	(2 898)

Other long term employee benefits	(79)	(73)
Reclassified as held for sale	-	-
Total employee benefits	(2 665)	(2 971)

Employee benefits amounts in the balance sheet:
Liabilities	(2 681)	(2 993)
Assets	16	22
Net liability	(2 665)	(2 971)

The changes in the present value of the defined benefit obligations are as follows:

Million US dollar	2018	2017

Defined benefit obligation at 1 January	(8 410)	(7 952)
Current service costs	(72)	(74)
Interest cost	(322)	(340)
Past service gain/(cost)	(3)	17
Settlements	45	6
Benefits paid	493	502
Contribution by plan participants	(3)	(4)
Actuarial gains/(losses) – demographic assumptions	27	24
Actuarial gains/(losses) – financial assumptions	350	(264)
Experience adjustments	14	(21)
Exchange differences	313	(343)
Transfers and other movements	-	39
Defined benefit obligation at 31 December	(7 568)	(8 410)

As at the last valuation date, the present value of the defined benefit obligation was comprised of approximately 1.6 billion US dollar relating to active employees, 1.5 billion US dollar relating to deferred members and 4.5 billion US dollar relating to members in retirement.

The changes in the fair value of plan assets are as follows:

Million US dollar	2018	2017

Fair value of plan assets at 1 January	5 623	5 177
Interest income	225	239
Administration costs	(14)	(22)
Return on plan assets exceeding interest income	(333)	233
Contributions by AB InBev	307	315
Contributions by plan participants	3	4
Benefits paid net of administration costs	(493)	(502)
Assets distributed on settlements	(45)	(7)
Exchange differences	(214)	214
Transfers and other movements	-	(28)
Fair value of plan assets at 31 December	5 059	5 623

Actual return on plans assets amounted to a loss of 108m US dollar in 2018 compared to a gain of 472m US dollar in 2017.

The changes in the unrecognized asset are as follows:

Million US dollar	2018	2017

Irrecoverable surplus impact at 1 January	(111)	(168)
Interest expense	(10)	(17)
Changes excluding amounts included in interest expense	44	74
Irrecoverable surplus impact at 31 December	(77)	(111)

The expense recognized in the income statement with regard to defined benefit plans can be detailed as follows:

Million US dollar	2018	2017

Current service costs	(72)	(74)
Administration costs	(14)	(22)
Past service cost due to plan amendments and curtailments	(3)	17
(Losses)/gains on due to experience and demographic assumption changes	3	3
Profit from operations	(86)	(76)
Net finance cost	(107)	(120)
Total employee benefit expense	(193)	(196)

The employee benefit expense is included in the following line items of the income statement:

Million US dollar	2018	2017

Cost of sales	(26)	(24)
Distribution expenses	(11)	(10)
Sales and marketing expenses	(16)	(15)
Administrative expenses	(28)	(29)
Other operating (expense)/income	(6)	(4)
Non-recurring items	1	6
Net finance cost	(107)	(120)
	(193)	(196)

Weighted average assumptions used in computing the benefit obligations of the company’s significant plans at the balance sheet date are as follows:

	2018
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	4.3%	3.9%	9.0%	8.9%	2.8%	4.3%
Price inflation	2.5%	2.0%	3.5%	4.0%	3.4%	2.7%
Future salary increases	-	1.0%	4.3%	7.6%-5.6%	-	3.8%
Future pension increases	-	2.0%	3.5%	4.0%	3.0%	2.8%
Medical cost trend rate	6.5%-4.5%	4.5%	-	7.6%	-	6.8%-6.0%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	87	89	85	88	89	87

	2017
	United States	Canada	Mexico	Brazil	United Kingdom	AB InBev

Discount rate	3.7%	3.6%	8.0%	10.0%	2.6%	4.0%
Price inflation	2.5%	2.0%	3.5%	4.3%	3.3%	2.7%
Future salary increases	-	1.0%	4.3%	5.6%	-	3.5%
Future pension increases	-	2.0%	3.5%	4.3%	3.0%	2.8%
Medical cost trend rate	6.2%-5.0%	4.5%	-	7.9%	-	6.8%-6.4%
Life expectation for a 65 year old male	85	87	82	85	87	85
Life expectation for a 65 year old female	88	89	85	88	89	88

Through its defined benefit pension plans and post-employment medical plans, the company is exposed to a number of risks, the most significant are detailed below:

INVESTMENT STRATEGY

In case of funded plans, the company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation.

ASSET VOLATILITY

In general, the company’s funded plans are invested in a combination of equities and bonds, generating high but volatile returns from equities and at the same time stable and liability-matching returns from bonds. As the plans mature, the company usually reduces the level of investment risk by investing more in assets that better match the liabilities. Since 2015, the company started the implementation of a new pension de-risking strategy to reduce the risk profile of certain plans by reducing gradually the current exposure to equities and shifting those assets to fixed income securities.

CHANGES IN BOND YIELDS

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

INFLATION RISK

Some of the company’s pension obligations, mainly in the UK, are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the company’s net benefit obligation.

LIFE EXPECTANCY

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

The weighted average duration of the defined benefit obligation is 13.3 years (2017: 13.8 years).

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

Million US dollar	2018
	Change in assumption	Increase in assumption	Decrease in assumption
Discount rate	0.5%	(468)	501
Price inflation	0.5%	152	(163)
Future salary increase	0.5%	28	(26)
Medical cost trend rate	1.0%	45	(39)
Longevity	One year	220	(229)

The above are purely hypothetical changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear.

Sensitivities are reasonably possible changes in assumptions and they are calculated using the same approach as was used to determine the defined benefit obligation. Therefore, the above information is not necessarily a reasonable representation of future results.

The fair value of plan assets at 31 December consists of the following:

	2018			2017
	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	32%	-	32%	27%	-	27%
Corporate bonds	36%	-	36%	37%	-	37%
Equity instruments	22%	-	22%	26%	-	26%
Property	-	4%	4%	-	4%	4%
Insurance contracts and others	4%	2%	6%	5%	1%	6%
	94%	6%	100%	95%	5%	100%

AB InBev expects to contribute approximately 246m US dollar for its funded defined benefit plans and 73m US dollar in benefit payments to its unfunded defined benefit plans and post-retirement medical plans in 2019.

26.	Share-based payments[1]

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. AB InBev has three primary share-based compensation plans, the share-based compensation plan (“Share-Based Compensation Plan”), the long-term incentive stock option plan for directors (“LTI Stock Option Plan Directors”), and the long-term incentive stock-option plan for executives (“LTI Stock Option Plan Executives”). For all option plans, the fair value of share-based payment compensation is estimated at grant date, using a binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option. All the company share-based payment plans are equity-settled.

Share-based payment transactions resulted in a total expense of 353m US dollar for the year 2018, as compared to 359m US dollar for the year 2017.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

As from 1 January 2010, the structure of the Share-Based Compensation Plan for certain executives in the general headquarters, has been modified. From 1 January 2011, the new plan structure applies to all other senior management. Under this plan, the Executive Board of Management (replaced as from 1 January 2019 by the Executive Committee) and other senior employees receive their bonus in cash but have the choice to invest some or all of the value of their bonus in AB InBev shares with a five-year vesting period, referred to as bonus shares. Such voluntary investment leads to a 10% discount to the market price of the shares. The company also matches such voluntary investment by granting three matching shares for each bonus share voluntarily invested in, up to a limited total percentage of each participant’s bonus. The percentage of the variable compensation that is entitled to get matching shares varies depending on the position of the executive. The matching is based on the gross amount of the variable compensation invested. The discount shares and matching shares are granted in the form of restricted stock units which have a five-year vesting period. Additionally, the holders of the restricted stock units may be entitled to receive from AB InBev additional restricted stock units equal to the dividends declared since the restricted stock units were granted.

During 2018, AB InBev issued 1.5m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 158m US dollar and cliff vest after five years. During 2017, AB InBev issued 0.3m of matching restricted stock units in relation to bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 31m US dollar and cliff vest after five years.

LTI Stock Option Plan for Directors

Before 2014, the company issued regularly warrants, or rights to subscribe for newly issued shares under the LTI Warrant Plan for the benefit of directors and, until 2006, for the benefit of members of the Executive Board of Management and other senior employees. LTI warrants were subject to a vesting period ranging from one to three years. Forfeiture of a warrant occurs in certain circumstances when the holder leaves the company’s employment.

Since 2007, members of the Executive Board of Management (replaced as from 1 January 2019 by the Executive Committee) and other employees are no longer eligible to receive warrants under the LTI Warrant Plan, but instead receive a portion of their compensation in the form of shares and options granted under the Share-Based Compensation Plan and the LTI Stock Option Plan Executives.

Since 2014, directors are no longer eligible to receive warrants under the LTI Warrant Plan. Instead, on 30 April 2014, the annual shareholders meeting decided to replace the LTI Warrant Plan by a LTI Stock Option plan for directors. As a result, grants for directors now consist of LTI stock options instead of LTI warrants (i.e. the right to purchase existing shares instead of the right to subscribe to newly issued shares). Grants are made annually at the company’s shareholders meeting on a discretionary basis upon recommendation of the Remuneration Committee. The LTI stock options have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The LTI stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expiry of its term or is terminated in the course of its term, both due to a breach of duty by the director.

Furthermore, at the annual shareholders meeting of 30 April 2014, all outstanding LTI warrants granted under the company’s LTI Warrant Plan were converted into LTI stock options, i.e. the right to purchase existing ordinary shares of Anheuser-Busch InBev SA/NV instead of the right to subscribe to newly issued shares. All other terms and conditions of the existing grants under the LTI Warrant Plan remain unchanged.

During 2018, AB InBev granted 0.2m stock options to members of the board of directors, representing a fair value of approximately 4m US dollar (2017: 0.2m stock options with a fair value of approximately 4m US dollar).

LTI Stock Option Plan for Executives

As from 1 July 2009, senior employees are eligible for an annual long-term incentive to be paid out in LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential.

1 Amounts have been converted to US dollar at the average rate of the period, unless otherwise indicated.

During 2018 AB InBev issued 7.2m LTI stock options with an estimated fair value of 102m US dollar. During 2017 AB InBev issued 7.8m LTI stock options with an estimated fair value of 149m US dollar, whereby 1.4m options relate to American Depositary Shares (ADSs) and 6.4m options to AB InBev shares.

Performance related incentive plan for Disruptive Growth Function

In 2016 the company implemented a new performance related incentive plan which substitutes the long-term incentive stock option plan for executives of the Disruptive Growth Function. This function was created in 2015 to accelerate new business development opportunities, focusing on initiatives in e-commerce, mobile, craft and branded experiences such as brew pubs.

During 2018, approximately 2.7m performance units were granted to senior management of the Disruptive Growth Function (2017: approximately 2.0m performance units). The value of the performance units will depend on the return of the Disruptive Growth business area. Out of these, 0.1m performance units were granted to a member of the Executive Board of Management.

The units vest after 5 years provided a performance test is met. Specific forfeiture rules apply in case the executive leaves the company.

Other Grants

AB InBev has in place three specific long-term incentive programs.

One program allows for the offer of restricted stock units to certain employees in certain specific circumstances, whereby grants are made at the discretion of the CEO, e.g. as a special retention incentive or to compensate for assignments of expatriates in countries with difficult living conditions. The restricted stock units vest after five years and in case of termination of service before the vesting date, special forfeiture rules apply. In 2018, 2.3m restricted stock units with an estimated fair value of 184m US dollar were granted under this program to a selected number of employees (2017: 0.1m restricted stock units with an estimated fair value of 9m US dollar).

A second program allows for the exceptional offer of restricted stock units to certain employees at the discretion of the Remuneration Committee of AB InBev as a long-term retention incentive for key employees of the company. Employees eligible to receive a grant under this program receive two series of restricted stock units, the first half of the restricted stock units vesting after five years, the second half after ten years. As a variant under this program, the restricted stock units may be granted with a shorter vesting period of 2.5 to 3 years for the first half and 5 years for the second half of the restricted stock units. In case of termination of service before the vesting date, special forfeiture rules apply. As of 2017, instead of restricted stock units, stock options may be granted under the program with similar vesting and forfeiture rules. Each option gives the grantee the right to purchase one existing AB InBev share. During 2018, approximately 0.4m restricted stock units were granted with an estimated fair value of 35m US dollar (2017: 0.8m stock options with an estimated fair value of 15m US dollar).

A third program allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of an amount of matching restricted stock units or stock options which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. In 2018, employees purchased 0.1m shares under this program for the equivalent of 1m US dollar (2017: equivalent of 5m US dollar).

In 2018 a new program was implemented allowing for the offer of performance based restricted stock units (“Performance RSUs”) to certain members of the company’s senior management. Upon vesting, each RSU gives the executive the right to receive one existing AB InBev share. The Performance RSUs can have a vesting period of 5 years or of 10 years. The shares resulting from the RSU vesting will only be delivered provided a performance test is met by the company. This performance test is based on an organic EBITDA compounded annual growth rate target which must be achieved by 31 December 2024 at the latest. Specific forfeiture rules apply if the employee leaves the company before the performance test achievement or vesting date.

During 2018, AB InBev granted 0.5m Performance RSUs to a selected group of members of the senior management of the company, including a number of members of the Executive Board of Management, under the Performance Restricted Stock Units Plan, with an estimated fair value of 46m US dollar.

In order to maintain consistency of benefits granted to executives and to encourage international mobility of executives, an options exchange program can be executed whereby unvested options are exchanged against restricted shares that remain locked-up until 5 years after the end of the initial vesting period. The shares that result from the exercise of the options must in principle remain locked-up until 31 December 2023. In 2018, no options were exchanged against ordinary blocked shares (2017: 0.3m options were exchanged against ordinary blocked shares). Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. In 2018 and 2017, no new options were issued.

The Board has also approved the early release of vesting conditions of unvested stock options or restricted stock units which are vesting within 6 months of the executives’ relocation. The shares that result from the early exercise of the options or the early vesting of the restricted stock units must remain blocked until the end of the initial vesting period. In 2018, the vesting of 0.3m stock options and restricted stock units was accelerated under this program for other members of the senior management. Out of these, the vesting of 0.3m stock options and restricted stock units was accelerated for members of the Executive Board of Management.

The weighted average fair value of the options and assumptions used in applying the AB InBev option pricing model for the 2018 grants of awards described above are as follows:

Amounts in US dollar unless otherwise indicated[1]	2018	2017	2016

Fair value of options granted	16.92	19.94	17.40
Share price	98.66	117.77	103.77
Exercise price	98.66	117.77	103.77
Expected volatility	23%	23%	24%
Expected dividends	3.00%	3.00%	3.00%
Risk-free interest rate	0.39%	0.72%	0.54%

Expected volatility is based on historical volatility calculated using 3 295 days of historical data. In the determination of the expected volatility, AB InBev is excluding the volatility measured during the period 15 July 2008 until 30 April 2009, in view of the extreme market conditions experienced during that period. The binomial Hull model assumes that all employees would immediately exercise their options if the AB InBev share price is 2.5 times above the exercise price. As a result, no single expected option life applies.

The total number of outstanding AB InBev options developed as follows:

Million options	2018	2017	2016

Options outstanding at 1 January	93.0	64.9	47.6
Options issued during the year	5.2	35.0	20.4
Options exercised during the year	(1.7)	(3.0)	(2.2)
Options forfeited during the year	(4.0)	(3.9)	(0.9)
Options outstanding at the end of December	92.6	93.0	64.9

The range of exercise prices of the outstanding options is between 10.32 euro (11.82 US dollar)1 and 121.95 euro (139.63 US dollar) while the weighted average remaining contractual life is 8.39 years.

Of the 92.6m outstanding options 16.2m are vested at 31 December 2018.

The weighted average exercise price of the AB InBev options is as follows:

Amounts in US dollar[1]	2018	2017	2016

Options outstanding at 1 January	98.32	76.25	64.50
Granted during the year	104.77	117.24	104.71
Exercised during the year	44.96	38.94	32.45
Forfeited during the year	113.19	108.26	88.68
Outstanding at the end of December	94.74	98.32	76.25
Exercisable at the end of December	21.40	59.66	40.62

For share options exercised during 2018, the weighted average share price at the date of exercise was 79.22 euro (90.71 US dollar).

The total number of outstanding AB InBev restricted stock units developed as follows:

Million restricted stock units	2018	2017	2016

Restricted stock units outstanding at 1 January	5.4	5.8	5.6
Restricted stock units issued during the year	2.3	0.7	1.4
Restricted stock units exercised during the year	(0.5)	(0.7)	(1.1)
Restricted stock units forfeited during the year	(1.2)	(0.4)	(0.1)
Restricted stock units outstanding at the end of December	6.0	5.4	5.8

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 0.4m deferred stock units in 2018 with an estimated fair value of 2m US dollar.

Since 2018, Ambev has a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued 13.1m restricted stock units in 2018 with an estimated fair value of 66m US dollar.

As from 2010, senior employees are eligible for an annual long-term incentive to be paid out in Ambev LTI stock options (or, in future, similar share-based instruments), depending on management’s assessment of the employee’s performance and future potential. In 2018, Ambev granted 19.5m LTI stock options with an estimated fair value of 30m US dollar. (2017: 20.4m LTI stock options with an estimated fair value of 42m US Dollar)

The weighted fair value of the options and assumptions used in applying a binomial option pricing model for the 2018 Ambev grants are as follows:

1 Amounts have been converted to US dollar at the closing rate of the respective period.

Amounts in US dollar unless otherwise indicated[1]	2018	2017	2016

Fair value of options granted	1.47	1.97	1.90
Share price	4.66	5.99	5.27
Exercise price	4.66	5.99	5.27
Expected volatility	26%	27%	27%
Expected dividends	0.00% - 5.00%	0.00% - 5.00%	0.00% - 5.00%
Risk-free interest rate	9.6%	10.10%	12.40%

The total number of outstanding Ambev options developed as follows:

Million options	2018	2017	2016

Options outstanding at 1 January	135.2	131.3	121.7
Options issued during the year	19.9	20.4	24.8
Options exercised during the year	(10.0)	(13.5)	(11.6)
Options forfeited during the year	(3.8)	(2.9)	(3.7)
Options outstanding at the end of December	141.3	135.2	131.3

The range of exercise prices of the outstanding options is between 0.01 Brazilian real (0.00 US dollar) and 27.43 Brazilian real (7.08 US dollar) while the weighted average remaining contractual life is 6.27 years.

Of the 141.3m outstanding options 55.5m options are vested at 31 December 2018.

The weighted average exercise price of the Ambev options is as follows:

Amounts in US dollar[1]	2018	2017	2016

Options outstanding at 1 January	3.94	4.19	3.17
Granted during the year	4.66	5.99	5.27
Exercised during the year	1.93	1.76	0.77
Forfeited during the year	4.79	5.41	3.94
Outstanding at the end of December	4.17	4.92	4.26
Exercisable at the end of December	0.58	1.14	1.12

For share options exercised during 2018, the weighted average share price at the date of exercise was 21.03 Brazilian real (5.63 US dollar).

The total number of outstanding Ambev deferred and restricted stock units developed as follows:

Million restricted stock units	2018	2017	2016

Restricted stock units outstanding at 1 January	16.3	19.3	19.1
Restricted stock units issued during the year	13.5	0.8	7.3
Restricted stock units exercised during the year	(3.7)	(2.9)	(6.1)
Restricted stock units forfeited during the year	(1.1)	(0.9)	(1.0)
Restricted stock units outstanding at the end of December	25.0	16.3	19.3

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential”, share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to lockup periods of five and ten years, respectively.

During 2018, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against a total of 0.1m AB InBev shares (0.1m AB InBev shares in 2017) at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 1m US dollar (2m US dollar in 2017) and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

27.	Provisions

Million US dollar	Restructuring	Disputes	Other	Total

Balance at 1 January 2018	153	1 383	864	2 400
Effect of changes in foreign exchange rates	(7)	(65)	(43)	(115)
Provisions made	69	195	271	535
Provisions used	(75)	(377)	(354)	(806)
Provisions reversed	(2)	(54)	-	(56)
Other movements	(8)	(5)	(27)	(40)
Balance at 31 December 2018	130	1 077	711	1 918

1 Amounts have been converted to US dollar at the closing rate of the respective period.

The restructuring provisions are primarily explained by the organizational alignments - see also Note 8 Non-recurring items. Provisions for disputes mainly relate to various disputed direct and indirect taxes and to claims from former employees.

The provisions are expected to be settled within the following time windows:

Million US dollar	Total	< 1 year	1-2 years	2-5 years	> 5 years

Restructuring	130	63	18	47	2

Income and indirect taxes	627	365	141	83	38
Labor	136	44	12	73	7
Commercial	34	14	6	13	1
Excise duties	18	-	3	15	-
Other disputes	262	7	102	153	-
Disputes	1 077	430	264	337	46

Other provisions	711	273	213	225	-
Total provisions	1 918	766	495	609	48

AB InBev is subject to the greenhouse gas emission allowance trading scheme in force in the European Union and a similar scheme in South Korea. Acquired emission allowances are recognized at cost as intangible assets. To the extent that it is expected that the number of allowances needed to settle the CO2 emissions exceeds the number of emission allowances owned, a provision is recognized. Such provision is measured at the estimated amount of the expenditure required to settle the obligation. At 31 December 2018, the emission allowances owned fully covered the expected CO2 emissions. As such no provision needed to be recognized.

28.	Trade and other payables

  NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	31 December 2018	31 December 2017

Indirect taxes payable	194	157
Trade payables	238	380
Deferred consideration on acquisitions	1 247	699
Other payables	138	226
Non-current trade and other payables	1 816	1 462
CURRENT TRADE AND OTHER PAYABLES
Million US dollar	31 December 2018	31 December 2017

Trade payables and accrued expenses	15 512	15 240
Payroll and social security payables	900	1 284
Indirect taxes payable	2 633	2 862
Interest payable	1 616	1 790
Consigned packaging	1 093	1 111
Dividends payable	331	479
Deferred income	32	30
Deferred consideration on acquisitions	163	1 723
Other payables	289	243
Current trade and other payables	22 568	24 762

As at 31 December 2018, deferred consideration on acquisitions is mainly comprised of 0.6 billion US dollar for the put option included in the 2012 shareholders’ agreement between Ambev and ELJ which may result in Ambev acquiring additional shares in Cervecería Nacional Dominicana S.A. (“CND”). In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%.

29.	Risks arising from financial instruments

FINANCIAL ASSETS AND FINANCIAL LIABILITIES

Set out below is an overview of financial assets1 held by the company at year-end:

Million US dollar	31 December 2018	31 December 2017

Debt instruments at amortized cost
Trade and other receivables	6 298	6 537

Debt instruments at fair value through OCI
Unquoted debt	24	24

Debt instruments at fair value through profit or loss
Quoted debt	87	1 304

Equity instruments at fair value through OCI
Unquoted companies	84	76

Financial assets at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	-	21
Interest rate swaps	9	-
Cross currency interest rate swaps	32	9
Other derivatives	20	1

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	191	151
Interest rate swaps	-	14

Commodities	54	246

	6 799	8 383
Of which:
Non-current	1 068	959
Current	5 731	7 444

1 Cash and short term deposits are not included in this overview.

Set out below is an overview of financial liabilities held by the company at year-end:

Million US dollar	31 December 2018	31 December 2017

Financial liabilities at fair value through profit or loss

Derivatives not designated in hedge accounting relationships:
Equity swaps	4 877	1 057
Cross currency interest rate swaps	387	906
Other derivatives	456	2

Derivatives designated in hedge accounting relationships:
Foreign exchange forward contracts	132	211
Cross currency interest rate swaps	103	-
Interest rate swaps	56	37
Commodities	273	67
Other derivatives	56	73

Financial liabilities at amortized cost

Trade and other payables	20 658	21 921

Non-current interest-bearing loans and borrowings:
Secured bank loans	109	230
Unsecured bank loans	86	153
Unsecured bond issues	105 170	108 327
Unsecured other loans	57	53
Finance lease liabilities	162	186

Current interest-bearing loans and borrowings:
Secured bank loans	370	272
Unsecured bank loans	22	739
Unsecured bond issues	2 626	4 510
Unsecured other loans	14	15
Commercial paper	1 142	1 870
Bank overdrafts	114	117
Finance lease liabilities	42	27
	136 912	140 773

Of which:
Non-current	108 012	111 191
Current	28 899	29 582

  DERIVATIVES

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on a combined basis and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps.

The table below provides an overview of the notional amounts of derivatives outstanding at year-end by maturity bucket.

	31 December 2018					31 December 2017
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years

Foreign currency

Forward exchange contracts	11 423	190	-	-	-	11 637	233	-	-	-

Foreign currency futures	648	-	-	-	-	655	-	-	-	-

Interest rate

Interest rate swaps	2 250	750	28	1 873	36	1 075	2 250	750	1 883	88

Cross currency interest rate swaps	1 807	51	16	6 464	681	711	1 797	-	5 900	1 176

Other interest rate derivatives	4	-	-	-	565	-	-	5	-	565

Commodities

Aluminum swaps	1 597	73	-	-	-	1 412	21	-	-	-

Other commodity derivatives	1 241	32	-	-	-	1 214	144	-	-	-

Equity

Equity derivatives	11 347	-	-	-	-	11 799	-	-	-	-

FOREIGN CURRENCY RISK

AB InBev is subject to foreign currency risk when contracts are denominated in a currency other than the functional currency of the entity. This includes borrowings, investments, (forecasted) sales, (forecasted) purchases, royalties, dividends, licenses, management fees and interest expense/income. To manage foreign currency risk the company uses mainly foreign currency rate agreements, exchange traded foreign currency futures and cross currency interest rate swaps.

Foreign exchange risk on operating activities

AB InBev’s policy is to hedge operating transactions which are reasonably expected to occur (e.g. cost of goods sold and selling, general & administrative expenses) within the forecast period determined in the financial risk management policy. Operating transactions that are considered certain to occur are hedged without any time limits. Non-operating transactions (such as acquisitions and disposals of subsidiaries) are hedged as soon as they are highly probable.

The table below shows the company’s main net foreign currency positions for firm commitments and forecasted transactions for the most important currency pairs. The open positions are the result of the application of AB InBev’s risk management policy. Positive amounts indicate that the company is long (net future cash inflows) in the first currency of the currency pair while negative amounts indicate that the company is short (net future cash outflows) in the first currency of the currency pair. The second currency of the currency pairs listed is the functional currency of the related subsidiary.

	31 December 2018			31 December 2017
Million US dollar	Total exposure	Total hedges	Open position	Total exposure	Total hedges	Open position

Euro/Canadian dollar	(39)	39	-	(32)	32	-
Euro/Mexican peso	(187)	182	(5)	(275)	246	(29)
Euro/Pound sterling	(239)	213	(26)	(82)	110	28
Euro/Russian ruble	-	-	-	(58)	68	10
Euro/South African rand	(90)	52	(38)	(84)	84	-
Euro/South Korean won	(51)	59	8	(53)	44	(9)
Euro/Ukrainian hryvnia	-	-	-	(58)	-	(58)
Euro/US dollar	(415)	404	(11)	(271)	425	154
Mexican peso/Chinese yuan	(216)	199	(17)	-	-	-
Mexican peso/Euro	(300)	301	1	-	-	-
Pound sterling/Euro	(34)	34	-	(87)	128	41
Pound sterling/US dollar	-	-	-	(40)	40	-
US dollar/Argentinian peso	(573)	484	(89)	(678)	678	-
US dollar/Australian dollar	(209)	209	-	(469)	192	(277)
US dollar/Bolivian boliviano	(76)	76	-	(20)	20	-
US dollar/Brazilian real	(1 303)	1 223	(80)	(1 184)	1 184	-
US dollar/Canadian dollar	(362)	286	(76)	(306)	306	-
US dollar/Chilean peso	(156)	155	1	(324)	324	-
US dollar/Chinese yuan	(201)	249	48	(303)	134	(169)
US dollar/Colombian peso	(287)	219	(68)	(319)	195	(124)
US dollar/Euro	(80)	78	(2)	(157)	145	(12)
US dollar/Mexican peso	(1 151)	1 082	(69)	(1 143)	873	(270)
US dollar/Nigerian naira	-	-	-	(172)	-	(172)
US dollar/Paraguayan guarani	(177)	166	(11)	(108)	108	-
US dollar/Peruvian nuevo sol	(157)	149	(8)	(255)	154	(101)
US dollar/Russian ruble	-	-	-	(45)	30	(15)
US dollar/South African rand	(80)	83	3	(72)	66	(6)
US dollar/South Korean won	(114)	128	14	(20)	60	40
US dollar/Ukrainian hryvnia	-	-	-	(18)	-	(18)
US dollar/Uruguayan peso	(40)	41	1	(57)	57	-
Others	(321)	264	(57)	(124)	104	(20)

Further analysis on the impact of open currency exposures is performed in the currency sensitivity analysis below.

Hedges of firm commitments and highly probable forecasted transactions denominated in foreign currency are designated as cash flow hedges.

Foreign exchange risk on foreign currency denominated debt

It is AB InBev’s policy for subsidiaries to issue debt in its functional currency to the extent possible. Where this is not the case, hedging is put in place unless the cost to hedge outweighs the benefits. On a global basis, the interest rate and debt profile as well as the preferred currency mix are determined based on a holistic risk management approach.

A description of the foreign currency risk hedging of debt instruments issued in a currency other than the functional currency of the subsidiary is further detailed in the Interest Rate Risk section below.

Currency sensitivity analysis

Currency transactional risk

Most of AB InBev’s non-derivative financial instruments are either denominated in the functional currency of the subsidiary or are converted into the functional currency through the use of derivatives. Where illiquidity in the local market prevents hedging at a reasonable cost, the company can have open positions. The transactional foreign currency risk mainly arises from open positions in Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Peruvian nuevo sol, pound sterling, South African rand and South Korean won against the US dollar and the euro. AB InBev estimated the reasonably possible change of exchange rate, on the basis of the average volatility on the open currency pairs, as follows:

	2018
	Closing rate 31 December 2018	Possible closing rate[1]	Volatility of rates in %

Euro/Mexican peso	22.54	19.21 - 25.86	14.75%
Euro/Pound sterling	0.89	0.84 - 0.95	6.03%
Euro/South Korean won	1277.14	1181.98 - 1372.3	7.45%
Euro/US dollar	1.15	1.06 - 1.23	7.32%
Pound sterling/US dollar	1.28	1.17 - 1.39	8.45%
US dollar/Australian dollar	1.42	1.30 - 1.54	8.50%
US dollar/Chinese yuan	6.88	6.57 - 7.18	4.45%
US dollar/Colombian peso	3246.70	2868.9 - 3624.5	11.64%
US dollar/Euro	0.87	0.81 - 0.94	7.32%
US dollar/Mexican peso	19.68	17.12 - 22.24	13.00%
US dollar/Nigerian naira	362.54	354.9 - 370.18	2.11%
US dollar/Peruvian nuevo sol	3.37	3.24 - 3.50	3.90%
US dollar/South African rand	14.37	11.96 - 16.79	16.82%
US dollar/South Korean won	1115.40	1029.1 - 1201.71	7.74%
US dollar/Tanzanian shilling	2298.32	2211.95 - 2384.69	3.76%
US dollar/Zambian kwacha	11.88	10.28 - 13.47	13.41%
	2017
	Closing rate 31 December 2017	Possible closing rate[2]	Volatility of rates in %

Euro/Mexican peso	23.67	20.81 - 26.53	12.07%
Euro/Pound sterling	0.89	0.82 - 0.96	7.94%
Euro/Russian ruble	69.12	60.86 - 77.38	11.95%
Euro/South Korean won	1 280.41	1 181.37 - 1 379.44	7.73%
Euro/Ukrainian hryvnia	33.66	30.39 - 36.93	9.72%
Euro/US dollar	1.20	1.11 - 1.28	7.12%
Pound sterling/US dollar	1.35	1.16 - 1.54	13.99%
US dollar/Australian dollar	1.28	1.18 - 1.38	7.50%
US dollar/Chinese yuan	6.51	6.15 - 6.86	5.45%
US dollar/Colombian peso	2 988.60	2 732.94 - 3 244.26	8.55%
US dollar/Euro	0.83	0.77 - 0.89	7.12%
US dollar/Mexican peso	19.74	17.45 - 22.02	11.59%
US dollar/Nigerian naira	360.03	284.18 - 435.87	21.07%
US dollar/Peruvian nuevo sol	3.24	3.11 - 3.38	4.19%
US dollar/Russian ruble	57.63	51.43 - 63.83	10.76%
US dollar/South African rand	12.35	10.44 - 14.25	15.39%
US dollar/South Korean won	1 067.63	921.4 - 1 213.86	13.70%
US dollar/Tanzanian shilling	2 235.44	2 176.76 - 2 294.12	2.63%
US dollar/Ukrainian hryvnia	28.07	26.86 - 29.27	4.30%
US dollar/Zambian kwacha	9.98	8.91 - 11.05	10.72%

Had the Australian dollar, Chinese yuan, Colombian peso, Mexican peso, Peruvian nuevo sol, pound sterling, South African rand and South Korean won weakened/strengthened during 2018 by the above estimated changes against the euro or the US dollar, with all other variables held constant, the 2018 impact on consolidated profit before taxes would have been approximately 76m US dollar (142m US dollar in 2017) higher/lower.

Additionally, the AB InBev sensitivity analysis1 to the foreign exchange rates on its total derivatives positions as of 31 December 2018, shows a positive/negative pre-tax impact on equity reserves of 587m US dollar (639m US dollar in 2017).

Foreign exchange risk on net investments in foreign operations

AB InBev mitigates exposures of its investments in foreign operations using both derivative and non-derivative financial instruments as hedging instruments.

As of 31 December 2018, designated derivative and non-derivative financial instruments in net investment hedges amount to 9 773m US dollar equivalent (7 424m US dollar in 2017) in Holding companies and approximately 632m US dollar equivalent (1 669m US dollar in 2017) at Ambev level. These instruments hedge foreign operations with Brazilian real, Canadian dollar, Dominican peso, euro, Mexican peso, pound sterling, South Korean won and US dollar functional currencies.

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

Net foreign exchange results

Foreign exchange results recognized on unhedged and hedged exposures are as follows:

Million US dollar	2018	2017

Cash flow hedges	-	(13)
Economic hedges	(210)	(49)
Other results - not hedged	216	(242)
	6	(304)

INTEREST RATE RISK

The company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of AB InBev’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, while taking into account market conditions as well as AB InBev’s overall business strategy.

Fair value hedges

US dollar fixed rate bond hedges (interest rate risk on borrowings in US dollar)

The company manages and reduces the impact of changes in the US dollar interest rates on the fair value of certain fixed rate bonds with an aggregate principal amount of 1.0 billion US dollar through fixed/floating interest rate swaps. These derivative instruments have been designated in a fair value hedge accounting relationship.

Cash flow hedges

Pound sterling bond hedges (foreign currency risk + interest rate risk on borrowings in pound sterling)

In September 2013, the company issued a pound sterling bond for 500m pound sterling at a rate of 4.00% per year and maturing in September 2025. The impact of changes in the pound sterling exchange rate and interest rate on this bond is managed and reduced through pound sterling fixed/euro fixed cross currency interest rate swaps. These derivative instruments have been designated in a cash flow hedge accounting.

Economic Hedges

Marketable debt security hedges (interest rate risk on Brazilian real)

During 2018 and 2017, Ambev invested in highly liquid Brazilian real denominated government debt securities. The company also entered into interest rate future contracts in order to offset the Brazilian real interest rate exposure of these government bonds. Both instruments are measured at fair value with changes recorded into profit or loss and no hedge accounting is required.

Interest rate sensitivity analysis

The table below reflects the effective interest rates of interest-bearing financial liabilities at balance sheet date as well as the currency in which the debt is denominated.

31 December 2018	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	2.95%	214	2.95%	214
Brazilian real	9.13%	61	6.86%	133
Canadian dollar	3.66%	190	3.38%	206
Euro	0.24%	3 138	0.24%	3 138
US dollar	1.94%	1 399	2.21%	2 638
Other	7.19%	709	7.19%	709
		5 711		7 038

Fixed rate
Australian dollar	3.28%	1 871	3.28%	1 871
Brazilian real	6.74%	138	5.79%	66
Canadian dollar	3.23%	1 904	3.23%	1 904
Euro	1.76%	27 465	1.61%	35 292
Pound sterling	3.83%	4 173	3.80%	3 541
South Korean won	-	-	2.45%	1 000
US dollar	4.28%	68 570	4.66%	59 120
Other	8.55%	82	8.55%	82
		104 203		102 876

31 December 2017	Before hedging		After hedging
Interest-bearing financial liabilities Million US dollar	Effective interest rate	Amount	Effective interest rate	Amount

Floating rate
Australian dollar	2.68%	234	2.68%	234
Brazilian real	9.22%	122	7.61%	199
Canadian dollar	2.09%	207	2.45%	224
Euro	0.35%	3 398	0.35%	3 415
South Africa rand	8.00%	666	8.00%	666
US dollar	1.48%	1 285	1.43%	2 521
Other	16.68%	450	16.68%	450
		6 362		7 709

Fixed rate
Australian dollar	3.70%	1 838	3.70%	1 838
Brazilian real	6.43%	206	5.86%	112
Canadian dollar	3.08%	2 543	3.19%	2 176
Euro	1.88%	26 386	1.70%	34 251
Peruvian nuevo sol	6.87%	33	6.87%	33
Pound sterling	3.83%	4 403	3.80%	3 734
South Korean won	-	-	2.50%	1 000
US dollar	4.18%	74 476	4.51%	65 394
Other	3.36%	252	2.36%	252
		110 137		108 790

At 31 December 2018, the total carrying amount of the floating and fixed rate interest-bearing financial liabilities before hedging as listed above includes bank overdrafts of 114m US dollar.

As disclosed in the above table, 7 038m US dollar or 6.40% of the company’s interest-bearing financial liabilities bears interest at a variable rate. The company estimated that the reasonably possible change of the market interest rates applicable to its floating rate debt after hedging is as follows:

	2018
	Interest rate 31 December 2018[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	6.44%	6.12% - 6.76%	5.00%
Canadian dollar	2.29%	2.15% - 2.42%	5.91%
Euro	-	-	2.45%
US dollar	2.78%	2.61% - 2.94%	5.97%

	2017
	Interest rate 31 December 2017[1]	Possible interest rate[2]	Volatility of rates in %

Brazilian real	6.90%	5.29% -8.50%	23.27%
Canadian dollar	1.54%	1.38% -1.71%	10.72%
Euro	-	-	3.50%
South African rand	7.16%	6.88% -7.43%	3.84%
US dollar	1.69%	1.59% -1.80%	6.00%

When AB InBev applies the reasonably possible increase/decrease in the market interest rates mentioned above on its floating rate debt at 31 December 2018, with all other variables held constant, 2018 interest expense would have been 8m US dollar higher/lower (2017: 12m US dollar). This effect would be more than offset by (60m) US dollar higher/lower interest income on AB InBev’s interest-bearing financial assets (2017: (81)m US dollar).

Interest expense

Interest expense recognized on unhedged and hedged financial liabilities are as follows:

Million US dollar	2018	2017

Financial liabilities measured at amortized cost – not hedged	(4 053)	(4 375)
Fair value hedges	(76)	(11)
Cash flow hedges	22	1
Net investment hedges - hedging instruments (interest component)	35	77
Economic hedges	100	(6)
	(3 972)	(4 314)

COMMODITY PRICE RISK

The commodity markets have experienced and are expected to continue to experience price fluctuations. AB InBev therefore uses both fixed price purchasing contracts and commodity derivatives to minimize exposure to commodity price volatility. The company has significant exposures to the following commodities: aluminum, barley, coal, corn grits, corn syrup, corrugated board, diesel, fuel oil, glass, hops, labels, malt, natural gas, orange juice, plastics, rice, steel and wheat. As of 31 December 2018, the company has the following commodity derivatives outstanding (in notional amounts):

1 Applicable 3-month InterBank Offered Rates as of 31 December 2018 and as of 31 December 2017.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018 and at December 2017. For the Brazilian real floating rate debt, the estimated market interest rate is composed of the InterBank Deposit Certificate (‘CDI’) and the Long-Term Interest Rate (‘TJLP’). With regard to other market interest rates, the company’s analysis is based on the 3-month InterBank Offered Rates applicable for the currencies concerned (e.g. EURIBOR 3M, LIBOR 3M).

Million US dollar	2018	2017

Aluminum swaps	1 670	1 412
Exchange traded sugar futures	62	87
Natural gas and energy derivatives	313	211
Corn swaps	196	223
Exchange traded wheat futures	424	509
Rice swaps	194	221
Plastic derivatives	84	91
	2 943	2 754

Commodity price sensitivity analysis

The impact of changes in the commodity prices would have an immaterial impact on AB InBev’s profit in 2018 profits as most of the company’s commodity derivatives are designated in a hedge accounting.

The table below shows the estimated impact that changes in the price of the commodities, for which AB InBev held material derivative exposures at 31 December 2018, would have on the equity reserves.

	2018
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[1]	Prices increase	Prices decrease

Aluminum	22.16%	370	(370)
Sugar	29.60%	18	(18)
Wheat	29.31%	124	(124)
Energy	23.83%	74	(74)
Rice	22.08%	43	(43)
Corn	23.85%	47	(47)
Plastic	20.54%	17	(17)

	2017
	Volatility of	Pre-tax impact on equity
Million US dollar	prices in %[2]	Prices increase	Prices decrease

Aluminum	14.83%	212	(212)
Sugar	29.38%	26	(26)
Wheat	30.99%	158	(158)
Energy	20.37%	43	(43)
Rice	20.20%	45	(45)
Corn	24.81%	45	(45)
Plastic	17.50%	15	(15)

EQUITY PRICE RISK

AB InBev enters into derivatives to hedge the price risk on its shares when this could negatively impact future cash flows related to the share-based payments programs. AB InBev also hedges its exposure arising from shares issued in connection with the Modelo and SAB combination (see also Note 11 Finance cost and income and Note 23 Changes in equity and earnings per share). These derivatives do not qualify for hedge accounting and the changes in fair value are recorded in the profit or loss.

As of 31 December 2018, an exposure for an equivalent of 92.4m of AB InBev shares was hedged, resulting in a total loss of 3.5 billion US dollar recognized in the profit or loss account for the period, of which 1.8 billion US dollar related to the company’s share-based payment programs, 873m US dollar and 849m US dollar related to the Modelo and SAB transactions, respectively.

Between 2012 and 2018, AB InBev reset certain equity derivatives to market price with counterparties. This resulted in a net cash inflow of 2.9 billion US dollar between 2012 and 2018 and, accordingly, a decrease of counterparty risk.

Equity price sensitivity analysis

The sensitivity analysis on the share-based payments hedging program, calculated based on a 22.03% (2017: 15.68%) reasonably possible volatility14 of the AB InBev share price, with all the other variables held constant, would show 1 345m US dollar positive/negative impact on the 2018 profit before tax (2017: 1 422m US dollar).

CREDIT RISK

Credit risk encompasses all forms of counterparty exposure, i.e. where counterparties may default on their obligations to AB InBev in relation to lending, hedging, settlement and other financial activities. The company has a credit policy in place and the exposure to counterparty credit risk is monitored.

AB InBev mitigates its exposure through a variety of mechanisms. It has established minimum counterparty credit ratings and enters into transactions only with financial institutions of investment grade rating. The company monitors counterparty credit exposures closely and reviews any external downgrade in credit rating immediately. To mitigate pre-settlement risk, counterparty minimum credit standards become more stringent with increases in the duration of the

1 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2018.

2 Sensitivity analysis is assessed based on the yearly volatility using daily observable market data during 250 days at 31 December 2017.

derivatives. To minimize the concentration of counterparty credit risk, the company enters into derivative transactions with different financial institutions.

The company also has master netting agreements with all of the financial institutions that are counterparties to over the counter (OTC) derivatives. These agreements allow for the net settlement of assets and liabilities arising from different transactions with the same counterparty. Based on these factors, AB InBev considers the impact of the risk of counterparty default as at 31 December 2018 to be limited.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure of the company. The carrying amount is presented net of the impairment losses recognized. The maximum exposure to credit risk at the reporting date was:

	2018			2017
Million US dollar	Gross	Impairment	Net carrying amount	Gross	Impairment	Net carrying amount

Investment in unquoted companies	91	(7)	84	83	(7)	76
Investment in debt securities	111	-	111	1 328	-	1 328
Trade receivables	4 400	(160)	4 240	4 917	(194)	4 723
Cash deposits for guarantees	197	-	197	209	-	209
Loans to customers	188	-	188	179	-	179
Other receivables	2 359	(106)	2 253	2 326	(117)	2 209
Derivatives	307	-	307	483	-	483
Cash and cash equivalents	7 074	-	7 074	10 472	-	10 472
	14 727	(273)	14 454	19 997	(318)	19 679

There was no significant concentration of credit risks with any single counterparty per 31 December 2018 and no single customer represented more than 10% of the total revenue of the group in 2018.

Impairment losses

The allowance for impairment recognized during the period per classes of financial assets was as follows:

	2018
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total

Balance at 1 January	(194)	-	(7)	(117)	(318)
Impairment losses	(40)	-	-	(3)	(43)
Derecognition	29	-	-	6	35
Currency translation and other	44	-	-	9	53
Balance at 31 December	(160)	-	(7)	(106)	(273)

	2017
Million US dollar	Trade receivables	Loans to customers	FVOCI	Other receivables	Total

Balance at 1 January	(202)	-	(7)	(109)	(318)
Impairment losses	(55)	-	-	(4)	(59)
Derecognition	53	-	-	1	54
Currency translation and other	10	-	-	(5)	5
Balance at 31 December	(194)	-	(7)	(117)	(318)

LIQUIDITY RISK

Historically, AB InBev’s primary sources of cash flow have been cash flows from operating activities, the issuance of debt, bank borrowings and equity securities. AB InBev’s material cash requirements have included the following:

◾	Debt servicing;

◾	Capital expenditures;

◾	Investments in companies;

◾	Increases in ownership of AB InBev’s subsidiaries or companies in which it holds equity investments;

◾	Share buyback programs; and

◾	Payments of dividends and interest on shareholders’ equity.

The company believes that cash flows from operating activities, available cash and cash equivalents as well as short term investments, along with related derivatives and access to borrowing facilities, will be sufficient to fund capital expenditures, financial instrument liabilities and dividend payments going forward. It is the intention of the company to continue to reduce its financial indebtedness through a combination of strong operating cash flow generation and continued refinancing.

The following are the nominal contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	31 December 2018
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(479)	(496)	(383)	(39)	(15)	(27)	(31)
Commercial papers	(1 142)	(1 142)	(1 142)	-	-	-	-
Unsecured bank loans	(108)	(135)	(33)	(6)	(96)	-	-
Unsecured bond issues	(107 796)	(165 979)	(6 410)	(9 146)	(11 636)	(23 672)	(115 115)
Unsecured other loans	(71)	(110)	(19)	(22)	(12)	(12)	(44)
Finance lease liabilities	(204)	(316)	(62)	(37)	(33)	(33)	(151)
Bank overdraft	(114)	(114)	(114)	-	-	-	-
Trade and other payables	(24 345)	(24 722)	(22 557)	(260)	(1 060)	(333)	(513)
	(134 258)	(193 014)	(30 720)	(9 510)	(12 852)	(24 077)	(115 855)

Derivative financial assets/(liabilities)
Interest rate derivatives	(84)	(86)	(39)	(19)	(8)	11	(31)
Foreign exchange derivatives	(391)	(401)	(419)	18	-	-	-
Cross currency interest rate swaps	(456)	(457)	(13)	113	129	(595)	(90)
Commodity derivatives	(225)	(225)	(222)	(3)	-	-	-
Equity derivatives	(4 877)	(4 877)	(4 877)	-	-	-	-
	(6 033)	(6 046)	(5 570)	109	121	(584)	(121)

Of which: related to cash flow hedges	(293)	(303)	(233)	17	2	2	(90)

	31 December 2017
Million US dollar	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years

Non-derivative financial liabilities
Secured bank loans	(502)	(590)	(318)	(137)	(23)	(42)	(70)
Commercial papers	(1 870)	(1 871)	(1 871)	-	-	-	-
Unsecured bank loans	(892)	(927)	(761)	(129)	(37)	-	-
Unsecured bond issues	(112 837)	(167 056)	(8 951)	(13 951)	(12 908)	(24 655)	(106 591)
Unsecured other loans	(68)	(114)	(17)	(23)	(13)	(7)	(54)
Finance lease liabilities	(213)	(301)	(42)	(42)	(32)	(40)	(145)
Bank overdraft	(117)	(117)	(117)	-	-	-	-
Trade and other payables	(26 167)	(26 628)	(24 756)	(476)	(207)	(289)	(900)
	(142 666)	(197 604)	(36 833)	(14 758)	(13 220)	(25 033)	(107 760)

Derivative financial assets/(liabilities)
Interest rate derivatives	(96)	(101)	(9)	(21)	(14)	16	(73)
Foreign exchange derivatives	(61)	(52)	(59)	7	-	-	-
Cross currency interest rate swaps	(897)	(1 043)	65	(128)	114	(904)	(190)
Commodity derivatives	179	143	139	4	-	-	-
Equity derivatives	(1 036)	(1 134)	(1 134)	-	-	-	-
	(1 911)	(2 187)	(998)	(138)	100	(888)	(263)

Of which: related to cash flow hedges	(20)	(29)	64	5	2	4	(104)

CAPITAL MANAGEMENT

AB InBev continuously optimizes its capital structure to maximize shareholder value while keeping the financial flexibility to execute the strategic projects. AB InBev’s capital structure policy and framework aims to optimize shareholder value through cash flow distribution to the company from its subsidiaries, while maintaining an investment-grade rating and minimizing investments with returns below AB InBev’s weighted average cost of capital. Besides the statutory minimum equity funding requirements that apply to the company’s subsidiaries in the different countries, AB InBev is not subject to any externally imposed capital requirements. The management uses the same debt/equity classifications as applied in the company’s IFRS reporting to analyze the capital structure.

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	31 December 2018	31 December 2017	31 December 2018	31 December 2017	31 December 2018	31 December 2017

Foreign currency
Forward exchange contracts	191	151	(586)	(211)	(395)	(60)
Foreign currency futures	7	1	(3)	(2)	4	(1)

Interest rate
Interest rate swaps	9	14	(27)	(37)	(18)	(23)
Cross currency interest rate swaps	32	9	(489)	(906)	(457)	(897)
Other interest rate derivatives	20	-	(86)	(73)	(66)	(73)

Commodities
Aluminum swaps	23	178	(172)	(5)	(149)	173
Sugar futures	-	24	(8)	(20)	(8)	4
Wheat futures	13	34	(11)	(22)	2	12
Energy	4	-	(54)	-	(50)	-
Other commodity derivatives	8	10	(28)	(20)	(20)	(10)

Equity
Equity derivatives	-	21	(4 877)	(1 057)	(4 877)	(1 036)
	307	442	(6 340)	(2 353)	(6 033)	(1 911)

Of which:
Non-current	10	25	(805)	(937)	(795)	(912)
Current	297	417	(5 535)	(1 416)	(5 238)	(999)

The following table summarizes the carrying amount and the fair value of the fixed rate interest-bearing financial liabilities as recognized at the balance sheet. Floating rate interest-bearing financial liabilities, trade and other receivables and trade and other payables, including derivatives financial instruments, have been excluded from the analysis as their carrying amount is a reasonable approximation of their fair value:

Interest-bearing financial liabilities Million US dollar	2018 Carrying amount[1]	2018 Fair value	2017 Carrying amount[1]	2017 Fair value
Fixed rate
Australian dollar	(1 871)	(1 927)	(1 838)	(1 896)
Brazilian real	(138)	(138)	(206)	(206)
Canadian dollar	(1 904)	(1 817)	(2 543)	(2 574)
Euro	(27 465)	(26 799)	(26 386)	(26 942)
Peruvian nuevo sol	(24)	(24)	(33)	(33)
Pound sterling	(4 173)	(4 320)	(4 403)	(4 902)
US dollar	(68 570)	(65 873)	(74 476)	(83 482)
Other	(58)	(58)	(252)	(252)
	(104 203)	(100 956)	(110 137)	(120 287)

The table sets out the fair value hierarchy based on the degree to which significant market inputs are observable:

Fair value hierarchy 31 December 2018 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	3	9	-
Derivatives at fair value through profit and loss	-	67	-
Derivatives in a cash flow hedge relationship	7	225	-
Derivatives in a fair value hedge relationship	-	33	-
Derivatives in a net investment hedge relationship	-	14	-
	10	348	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	1 409
Derivatives at fair value through profit and loss	-	5 699	-
Derivatives in a cash flow hedge relationship	18	507	-
Derivatives in a fair value hedge relationship	-	125	-
Derivatives in a net investment hedge relationship	-	31	-
	18	6 362	1 409

1 “Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

Fair value hierarchy 31 December 2017 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3

Financial Assets
Held for trading (non-derivatives)	1 304	5	-
Derivatives at fair value through profit and loss	-	89	-
Derivatives in a cash flow hedge relationship	9	340	-
Derivatives in a fair value hedge relationship	-	36	-
Derivatives in a net investment hedge relationship	-	9	-
	1 313	479	-

Financial Liabilities
Deferred consideration on acquisitions at fair value	-	-	2 210
Derivatives at fair value through profit and loss	1	1 210	-
Derivatives in a cash flow hedge relationship	28	341	-
Derivatives in a fair value hedge relationship	-	129	-
Derivatives in a net investment hedge relationship	-	685	-
	29	2 365	2 210

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the 2012 shareholders agreement between Ambev and ELJ, following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a forward-purchase contract (i.e. combination of a written put option and purchased call option) is in place which may result in Ambev acquiring additional shares in CND. In January 2018, ELJ partially exercised its option to sell approximately 30% of the shares of CND for an amount of 0.9 billion US dollar, resulting in Ambev’s participation in CND increasing from 55% to 85%. As of 31 December 2018, the put option for the remaining shares held by ELJ was valued 632 million US dollar (2017: 1.7 billion US dollar before the exercise of the put option by ELJ in January 2018) and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. The variance is mainly explained by the partial exercise by ELJ of the put option, accretion expenses and currency translation. The fair value of such deferred consideration is calculated based on using present value techniques, namely by discounting futures cash flows at the appropriate rate.

HEDGING RESERVES

The company’s hedging reserves disclosed in note 23 relate to the following instruments:

Million US dollar	Foreign currency	Interest rate	Commodities	Others	Total hedging reserves

As per 1 January 2018	559	-	(20)	47	586
Change in fair value of hedging instrument recognized in OCI	262	-	97	-	358
Reclassified to profit or loss / cost of inventory	(341)	-	(137)	26	(452)
Deferred tax	-	-	-	2	2
As per 31 December 2018	480	-	(60)	76	494

Million US dollar	Foreign currency	Interest rate	Commodities	Others	Total hedging reserves

As per 1 January 2017	540	-	204	-	744
Change in fair value of hedging instrument recognized in OCI	(61)	-	(22)	-	(83)
Reclassified to profit or loss / cost of inventory	80	-	(202)	47	(75)
Deferred tax	-	-	-	-	-
As per 31 December 2017	559	-	(20)	47	586

OFFSETTING FINANCIAL ASSETS AND LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	31 December 2018
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	307	307	(293)	13
Derivative liabilities	(6 340)	(6 340)	293	(6 046)

1 Net amount recognized in the statement of financial position after taking into account offsetting agreements that meet the offsetting criteria as per IFRS rules

2 Other offsetting agreements include collateral and other guarantee instruments, as well as offsetting agreements that do not meet the offsetting criteria as per IFRS rules

	31 December 2017
Million US dollar	Gross amount	Net amount recognized in the statement of financial position[1]	Other offsetting agreements[2]	Total net amount

Derivative assets	483	483	(466)	17
Derivative liabilities	(2 394)	(2 394)	466	(1 928)

30.	Operating leases

Non-cancelable operating leases are payable and receivable as follows:

	2018
Million US dollar	Lessee	Sublease	Lessor	Net lease obligations

Within one year	(475)	149	3	(323)
Between one and five years	(1 237)	451	9	(777)
After five years	(771)	211	6	(554)
Total	(2 483)	811	18	(1 654)

	2017
Million US dollar	Lessee	Sublease	Lessor	Net lease obligations

Within one year	(210)	127	2	(181)
Between one and five years	(1 009)	425	7	(577)
After five years	(781)	211	4	(566)
Total	(2 100)	763	13	(1 324)

Following the sale of Dutch and Belgian pub real estate to Cofinimmo in October 2007, AB InBev entered into lease agreements of 27 years. These operating leases mature in November 2034 and are subleased for an average outstanding period of 6 to 8 years. These leases can be subject to renewal after their expiration date. The impact of such renewal is not reported in the table above.

Furthermore, the company leases a number of warehouses, trucks, factory facilities and other commercial buildings under operating leases. The leases typically run for a period of five to ten years. Lease payments are increased annually to reflect market rentals, if applicable. None of the leases include contingent rentals.

The operating leases listed above represent an undiscounted obligation of 2 483m US dollar. Also, the company has sublet some of the leased pubs and properties, representing an undiscounted right of 811m US dollar.

In 2018, 512m US dollar was recognized as an expense in the income statement in respect of operating leases where the company is the lessee (2017: 471m US dollar), while 133m US dollar was recognized as income in the income statement in respect of subleases (2017: 128m US dollar).

The company also leases out part of its own property under operating leases. In 2018, 3m US dollar was recognized as income in the income statement in respect of operating leases as lessor (2017: 4m US dollar).

31.	Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customers and other

Million US dollar	2018	2017

Collateral given for own liabilities	404	426
Collateral and financial guarantees received for own receivables and loans to customers	335	326
Contractual commitments to purchase property, plant and equipment	416	550
Contractual commitments to acquire loans to customers	171	16
Other commitments	1 973	1 834

The collateral given for own liabilities of 404m US dollar at 31 December 2018 contains 197m US dollar cash guarantees. Such cash deposits are a customary feature associated with litigations in Brazil: in accordance with Brazilian laws and regulations a company may or must (depending on the circumstances) place a deposit with a bank designated by the court or provide other security such as collateral on property, plant and equipment. With regard to judicial cases, AB InBev has made the appropriate provisions in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets – see also Note 27 Provisions. In the company’s balance sheet the cash guarantees are presented as part of other receivables – see Note 20 Trade and other receivables. The remaining part of collateral given for own liabilities (204m US dollar) contains collateral on AB InBev’s property in favor of the excise tax authorities, the amount of which is determined by the level of the monthly excise taxes due, inventory levels and transportation risk, and collateral on its property, plant and equipment with regard to outstanding loans. To the extent that AB InBev would not respect its obligations under the related outstanding contracts or would lose the pending judicial cases, the collateralized assets would be used to settle AB InBev’s obligations.

To keep AB InBev’s credit risk with regard to receivables and loans to customers as low as possible collateral and other credit enhancements were obtained for a total amount of 335m US dollar at 31 December 2018. Collateral is held on both real estate and debt securities while financial guarantees are obtained from banks and other third parties.

AB InBev has entered into commitments to purchase property, plant and equipment for an amount of 416m US dollar at 31 December 2018.

In a limited number of countries AB InBev has committed itself to acquire loans to customers from banks at their notional amount if the customers do not respect their reimbursement commitments towards the banks. The total outstanding amount of such loans is 171m US dollar at 31 December 2018.

As at 31 December 2018, the following M&A related commitments existed:

●

As part of the 2012 shareholders agreement between Ambev and E. León Jimenes S.A.(“ELJ”), following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. In January 2018 Ambev increased its participation in CND from 55% to 85%. As of 31 December 2018, the put option for the remaining shares held by ELJ was valued 632 million US dollar (2017: 1.7 billion US dollar before the exercise of the put option by ELJ in January 2018). The corresponding liability is presented as a current liability and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. See also note 29 Risks arising from financial instruments.

●

On 11 October 2016, AB InBev was notified by The Coca-Cola Company of its intention to transition AB InBev’s stake in Coca-Cola Beverages Africa (“CCBA”). CCBA includes the Coca-Cola bottling operations in South Africa, Namibia, Kenya, Uganda, Tanzania, Ethiopia, Mozambique, Ghana, Mayotte and Comoros. This transaction was completed on 4 October 2017. Furthermore, AB InBev completed in 2018 the sale of its carbonated soft drink businesses in Zambia and Botswana to The Coca-Cola Company. The company also entered into agreements to sell to The Coca-Cola Company all of its carbonated soft drink business in eSwatini (Swaziland) and certain non-alcoholic beverage brands in El Salvador and Honduras. The closing of these transactions is subject to customary closing conditions, including regulatory approvals. In El Salvador and Honduras, the company has executed long-term bottling agreements, which will become effective upon the closing of the El Salvador and Honduras brand divestitures. In addition, the companies continue to work towards finalizing the terms and conditions for The Coca-Cola Company to acquire AB InBev’s interest in the bottling operations in Zimbabwe and Lesotho. These transactions are subject to the relevant regulatory and shareholder approvals in the different jurisdictions.

Other commitments amount to 1 973m US dollar at 31 December 2018 and mainly cover guarantees given to pension funds, rental and other guarantees.

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev entered into stock lending arrangements for up to 20 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 31 December 2018, 20 million loaned securities were used to fulfil stock option plan commitments.

32.	Contingencies[1]

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 31 December 2018, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	31 December 2018	31 December 2017

Income tax and social contribution	9 773	9 600
Value-added and excise taxes	6 166	5 987
Other taxes	1 434	1 390
	17 373	16 977

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During 2005, certain subsidiaries of Ambev received assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court rendered a partially favorable decision to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Administrative Upper House, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment and requested a motion of injunction, which was granted to Ambev. In 2013, 2016, 2017 and 2018 Ambev received other tax assessments related to profits of its foreign subsidiaries. In July and September 2018, with respect to two tax

1 Amounts have been converted to US dollar at the closing rate of the respective period.

assessments, the Administrative Upper House rendered unfavorable decisions to Ambev. In one such case, Ambev filled a judicial proceeding and requested a motion of injunction, which was granted to Ambev. In the other case, Ambev is analyzing possible appeals. In October 2018, the Lower Administrative Court rendered a partially favorable decision to Ambev in another of the ongoing tax assessments. Ambev is waiting to be formally notified of such decision to analyze possible appeals. As of 31 December 2018, Ambev management estimates the exposure of approximately 7.7 billion Brazilian real (2.0 billion US dollar) as a possible risk, and approximately 46m Brazilian real (12m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The final decision rendered by the Lower Administrative Court was partially favorable to Ambev. Subsequently, Ambev filed a judicial proceeding to discuss the unfavorable part and requested a motion of injunction, which was granted to Ambev. The favorable portion to Ambev, will be reexamined by the Administrative Upper House. In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court and is currently waiting to be notified of the decision to analyze possible appeals. Ambev management estimates possible losses in relation to these assessments to be approximately 9.3 billion Brazilian real (2.4 billion US dollar) as of 31 December 2018. In the event Ambev is required to pay these amounts, AB InBev will reimburse the amount proportional to the benefit received by AB InBev pursuant to the merger protocol, as well as the related costs.

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative Court was unfavorable to Ambev. After considering a motion to clarify by Ambev, the unfavorable decision was confirmed and Ambev filed an appeal to the Lower Administrative Court. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court and is currently waiting to be formally notified of the decision to analyze possible appeals. In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses, which are currently pending analysis by the first administrative level. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 2.1 billion Brazilian real (0.5 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. Ambev filed a defense in December 2017. In November 2018, Ambev received an unfavorable decision from the first administrative level and filled an appeal to the Lower Administrative Court, which is currently pending. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the offset of tax loss carry forward arising in the context of business combinations. In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two such cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision in another case and filed an appeal to the judicial Court. Both cases are awaiting analysis by the judicial Court. Ambev management estimates the total exposures of possible loss in relation to these assessments to be approximately 0.5 billion Brazilian real (0.1 billion US dollar) as of 31 December 2018.

In December 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses, which are pending review by the first administrative level. Ambev management estimates the amount of possible loss in relation to those assessments to be approximately 4.6 billion Brazilian real (1.2 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection with these assessments.

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Administrative Upper House is still pending. In September 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No 783. In June 2018, Ambev was notified of a favorable first administrative level decision cancelling four of these assessments (offsets of 2015 and 2016). However, in August and September 2018, the Brazilian Federal Revenue Service issued new decisions reestablishing these assessments and issued new tax assessments related to these matters. As of 31 December 2018, Ambev management estimates the exposure of approximately 9.5 billion Brazilian real (2.5 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount.

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received the unfavorable first level administrative decision and filed an appeal to the Lower Administrative Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2018. Arosuco has not recorded any provision in connection therewith.

ICMS VALUE ADDED TAX, IPI EXCISE TAX AND TAXES ON NET SALES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt from IPI excise tax. There is discussion on whether the acquisition of such benefited goods gives rise to the right of IPI excise tax credits by the relevant acquirers. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein and are discussing the matter at the courts. Since

2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed IPI excise tax credits and other IPI excise tax credits, which are under discussion before the Brazilian Supreme Court, with a trial expected to occur in April 2019. Ambev management estimates the possible loss related to these assessments to be approximately 3.8 billion Brazilian real (1.0 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits which are under discussion in the abovementioned proceedings. Ambev is challenging these charges before the courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.1 billion Brazilian real (0.3 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities to charge the IPI excise tax, supposedly due over remittances of manufactured goods to related factories. The cases are being challenged at both the administrative and judicial levels of the courts. Ambev management estimates the possible loss related to these assessments to be approximately 1.6 billion Brazilian real (0.4 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Ambev is currently challenging tax assessments issued by the States of São Paulo, Rio de Janeiro, Minas Gerais and other States questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives. The cases are being challenged at both the administrative and judicial level of the courts. Ambev management estimates the possible losses related to these assessments to be approximately 2.1 billion Brazilian real (0.5 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

In 2013, 2014 and 2015, Ambev was assessed by the States of Pará, and Piauí to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev. The cases are being challenged at both the administrative and judicial level of the courts. Ambev management estimates the possible loss involved in these proceedings to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2018. Ambev has not recorded any provision in connection therewith.

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. Among other similar cases, Ambev received three assessments issued by the State of Minas Gerais in the original amount of 1.4 billion Brazilian real (0.4 billion US dollar). In the first quarter of 2018, the Upper House of the Administrative Tax Court of the State of Minas Gerais ruled unfavorably to Ambev on these three cases. The State of Minas Gerais filed tax foreclosures to charge the amounts discussed in these three cases and Ambev filed defenses with the judicial courts. In 2017, Ambev received assessments from the State of Rio de Janeiro in the original amount of 0.9 billion Brazilian real (0.2 billion US dollar). Ambev presented appeals against such tax assessments and now awaits the decision by the Tax Administrative Court. Ambev management estimates the total possible loss related to this issue to be approximately 7.7 billion Brazilian real (2.0 billion US dollar) as of 31 December 2018. Ambev has recorded provisions in the total amount of 8m Brazilian real (2m US dollar) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the State tax incentive Agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The State tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to this same tax incentive agreement. Ambev management estimates the possible losses related to this issue to be approximately 0.6 billion Brazilian real (0.2 billion US dollar) as of 31 December 2018. Ambev has recorded a provision in the total amount of 3m Brazilian real (1m US dollar) in relation to one proceeding it considers the chances of loss to be partially probable.

SOCIAL CONTRIBUTIONS

Ambev received some tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the possible loss related to these assessments to be approximately 4.0 billion Brazilian real (1.0 billion US dollar) as of 31 December 2018. No related provision has been made.

OTHER TAX MATTERS

In February 2015, the European Commission opened an in-depth state aid investigation into the Belgian excess profit ruling system. On 11 January 2016, the European Commission adopted a negative decision finding that the Belgian excess profit ruling system constitutes an aid scheme incompatible with the internal market and ordering Belgium to recover the incompatible aid from a number of aid beneficiaries. The Belgian authorities have contacted the companies that have benefitted from the system and have advised each company of the amount of incompatible aid that is potentially subject to recovery. The European Commission decision was appealed to the European Union’s General Court by Belgium on 22 March 2016 and by AB InBev on 12 July 2016. The appeals do not suspend the recovery process, and AB InBev cannot at this stage estimate the final outcome of such legal proceedings. Based on the estimated exposure related to the excess profit ruling applicable to AB InBev, the different elements referred to above, as well as the possibility that taxes paid abroad and non-recognized tax loss carryforwards could eventually partly or fully offset amounts subject to recovery, if any, AB InBev has not recorded any provisions in connection therewith as of 31 December 2018.

In addition, the Belgian tax authorities have also questioned the validity and the actual application of the excess profit ruling that was issued in favor of AB InBev and have refused the actual tax exemption which it confers. Against such decision AB InBev has filed a court claim before the Brussels court of first instance. Also in respect of this aspect of the excess profit ruling matter, considering the company’s and its counsel assessment, as well as the position taken by the tax authorities’ mediation services, in respect of the merits of the case, AB InBev has not recorded any provisions as of 31 December 2018.

On 24 January 2019, AB InBev deposited 68m EUR on a blocked account. Depending on the final outcome of the European Court procedures on the Belgian excess profit ruling system, as well as the pending Belgian court case, this amount will either be slightly modified, or released back to the company or paid over to the Belgian State.

On 14 February 2019, the European General Court concluded that the Belgian excess profit ruling system does not constitute illegal state aid. The European Commission can appeal the judgment of the General Court.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,574 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 0.9 billion Brazilian real (0.2 billion US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case. Five of the six lawsuits were ruled favorable to Ambev by the Superior Court of Justice (STJ). Two of them during the year of 2017. All of these five cases are pending final judgment by STJ’s Special Court. In November 2017, the Federal Public Prosecutor filled a motion favorable to Ambev’s position in one of the cases. Considering all of these facts, the company and its external counsels strongly believe that the chance of loss in these cases is remote.

ANTITRUST MATTERS

On 12 December 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario, Brewers Retail Inc. (known as The Beer Store or “TBS”) and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (i) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since 1 June 2000; (ii) to obtain a declaration that Brewers Retail Inc. and the owners of Brewers Retail Inc. conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS and (iii) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the owners of Brewers Retail Inc. They are seeking damages not exceeding 1.4 billion Canadian dollar (1.0 billion US dollar), as well as, punitive, exemplary and aggravated damages of 5m Canadian dollar (4m US dollar) and changes/repeals of the affected legislation. In March 2018, the court granted summary judgment and dismissed the class claims. The plaintiffs have appealed. The company has not recorded any provision in connection therewith.

In 2016, the European Commission announced an investigation into alleged abuse of a dominant position by AB InBev in Belgium through certain practices aimed at restricting trade from other European Union member states to Belgium. In connection with these ongoing proceedings, AB InBev made a provision of 230m US dollar.

33.	Non-controlling interests

As of 31 December 2018 and 2017, material non-controlling interests relate to Ambev, a Brazilian listed subsidiary in which AB InBev has 62% ownership. The tables below provide summarized information of Ambev’s audited consolidated financial statements as of as of 31 December 2018 and 2017, in accordance with IFRS.

Summarized financial information of Ambev, in which the company has material non-controlling interests, is as follows:

Million US dollar	2018	2017

Summarized balance sheet information
Current assets	6 537	7 472
Non-current assets	17 755	18 783
Current liabilities	6 408	8 672
Non-current liabilities	3 032	3 078
Equity attributable to equity holders	14 540	13 908
Non-controlling interests	312	597

Summarized income statement and comprehensive income information
Revenue	13 819	14 961
Net income	3 130	2 452

Attributable to:
Equity holders	3 033	2 290
Non-controlling interests	97	162

Net income	3 130	2 452
Other comprehensive income	629	809
Total comprehensive income	3 759	3 261

Attributable to:
Equity holders	3 629	3 090
Non-controlling interests	130	171

Summarized cash flow information
Cash flow from operating activities	4 928	5 583
Cash flow from investing activities	(1 011)	(960)
Cash flow from financing activities	(3 638)	(4 018)
Net increase/(decrease) in cash and cash equivalents	279	605

Dividends paid by Ambev to non-controlling interests (i.e. to entities outside the AB InBev Group) amounted to 0.8 billion US dollar and 1.1 billion US dollar for 2018 and 2017, respectively.

Other non-controlling interests not deemed individually material by the company mainly related to the company’s operations in Africa in association with the Castel Group (e.g., Botswana, Ghana, Mozambique, Nigeria, Tanzania, Uganda, and Zambia), as well as non-controlling interests recognized in respect of the company’s subsidiaries in Colombia, Ecuador, and Peru.

34.	Related parties

TRANSACTIONS WITH DIRECTORS AND EXECUTIVE BOARD OF MANAGEMENT MEMBERS (KEY MANAGEMENT PERSONNEL)

In addition to short-term employee benefits (primarily salaries) AB InBev’s Executive Board of Management members were entitled in 2018 to post-employment benefits. In particular, members of the Executive Board of Management participated in the pension plan of their respective country – see also Note 25 Employee Benefits. Finally, key management personnel are eligible for the company’s share option; restricted stock and/or share swap program (see Note 26 Share-based Payments). Total directors and Executive Board of Management compensation included in the income statement can be detailed as follows:

	2018		2017
Million US dollar	Directors	Executive Board of Management	Directors	Executive Board of Management

Short-term employee benefits	2	27	2	28
Post-employment benefits	-	-	-	1
Share-based payments	-	24	3	68
	2	52	5	97

Directors’ compensation consists mainly of directors’ fees.

During 2018, AB InBev entered into the following transactions:

●

The acquisition, through Grupo Modelo and its subsidiaries, of information technology and infrastructure services for a consideration of approximately 1.0m US dollar from a company in which one of the company’s Board Member had significant influence as of 31 December 2018.

●

The acquisition, mainly through its subsidiary Bavaria S.A., of transportation services, lease agreements and advertising services for an aggregated consideration of 8.1m US dollar from companies in which one of the company’s Board Member had a significant influence as of 31 December 2018. The outstanding balance of these transactions as of 31 December 2018 amounts to 0.2m US dollar.

JOINTLY CONTROLLED ENTITIES

Significant interests in joint ventures include three entities in Brazil, one in Mexico and two in Canada. None of these joint ventures are material to the company. Aggregate amounts of AB InBev’s interest are as follows:

Million US dollar	2018	2017

Non-current assets	11	12
Current assets	5	5
Non-current liabilities	9	11
Current liabilities	12	6
Result from operations	4	(3)
Profit attributable to equity holders of AB InBev	3	(3)

TRANSACTIONS WITH ASSOCIATES

Significant interests in associates are shown in note 16 Investments in associates. AB InBev’s transactions with associates were as follows:

Million US dollar	2018	2017

Gross profit	74	91
Current assets	152	73
Current liabilities	130	20

TRANSACTIONS WITH PENSION PLANS

AB InBev’s transactions with pension plans mainly comprise 12m US dollar other income from pension plans in the US.

35.	Events after the balance sheet date

BOND ISSUANCE

On 23 January 2019, Anheuser-Busch InBev Worldwide Inc., a subsidiary of Anheuser-Busch InBev SA/NV issued 15.5 billion US dollar aggregate principal amount of bonds. The bonds comprise the following series: 2.5 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2025 bearing interest at annual rate of 4.150%; 4.25 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2029 bearing interest at an annual rate of 4.750%; 0.75 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2031 bearing interest at an annual rate of 4.900%; 2.0 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2039 bearing interest at an annual rate of 5.450%; 4.0 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2049 bearing interest at an annual rate of 5.550% and 2.0 billion US dollar aggregate principal amount of fixed rate Notes due 23 January 2059 bearing interest at an annual rate of 5.800%.

The net proceeds of the offering will be used for general corporate purposes, including the repayment of upcoming debt maturities in 2021 to 2024 and 2026, including the funding of the company’s announced tender offers.

RESULTS OF TENDER OFFERS

On 08 February 2019, AB InBev announced the final results of offers by its wholly owned subsidiaries Anheuser-Busch InBev Finance Inc., Anheuser-Busch InBev Worldwide Inc. and Anheuser-Busch Companies, LLC to purchase for cash any validly tendered (and not validly withdrawn) and accepted notes up to an aggregate purchase price (excluding accrued and unpaid interest) of 16.5 billion US dollar of twelve series of notes issued by the companies. With the completion of the Tender Offers, the companies repurchased 16.3 billion US dollar aggregate principal amount of several series of its outstanding notes.

The pool caps comprise the following series: 2.5 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 2.650%, 0.2 billion US dollar aggregate principal amount of floating rate Notes and 0.2 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 4.375% due in 2021; 1.1 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 3.750% and 1.3 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 2.500% due in 2022; 0.6 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 2.625% and 2.9 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 3.300% due in 2023; 0.3 billion US dollar aggregate principal amount of floating rate Notes, 0.9 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 3.500% and 0.5 billion US dollar aggregate principal amount of fixed rate Notes at an annual rate of 3.700% due in 2024; and 5.9 billion US dollar aggregate principal amount of fixed rate Notes bearing interest at annual rate of 3.650% due in 2026.

36.	AB InBev companies

Listed below are the most important AB InBev companies. A complete list of the company’s investments is available at AB InBev NV, Brouwerijplein 1, B-3000 Leuven, Belgium.

LIST OF MOST IMPORTANT FULLY CONSOLIDATED COMPANIES

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018

ARGENTINA

CERVECERIA Y MALTERIA QUILMES SAICA y G - Charcas 5160 - C1425BOF - Buenos Aires	61.88

AUSTRALIA

FOSTER’S GROUP PTY LTD – Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
CUB PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG FINANCE PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00
FBG TREASURY (AUST) PTY LTD - Southbank Boulevard 77 - 3006 Southbank – Victoria	100.00

BELGIUM

AB INBEV N.V. – Grand Place 1 - 1000 – Brussel	Consolidating Company
BRASSERIE DE L’ABBAYE DE LEFFE S.A. - Place de l’Abbaye 1 - 5500 – Dinant	98.54
BROUWERIJ VAN HOEGAARDEN N.V. - Stoopkensstraat 46 - 3320 – Hoegaarden	100.00
COBREW N.V. - Brouwerijplein 1 - 3000 – Leuven	100.00
INBEV BELGIUM S.P.R.L. - Industrielaan 21 - 1070 – Brussel	100.00

BOTSWANA

KGALAGADI BREWERIES (PTY) LTD - Plot 20768, Broadhurst industrial estate – Gaborone[1]	31.00

BOLIVIA

CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes 400 and Chuquisaca No. 121, Zona Challapampa - La Paz	61.88

BRAZIL

AMBEV S.A. - Rua Dr Renato Paes de Barros, 1017, 3° andar, Itaim Bibi - CEP 04530-001 - São Paulo	61.88

CANADA

LABATT BREWING COMPANY LIMITED - 207 Queen’s Quay West, Suite 299 - M5J 1A7 – Toronto	61.88

CHILE

CERVECERIA CHILE S.A. - Av. Presidente Eduardo Frei Montalva 9600 - 8700000 – Quilicura	61.88

CHINA

ANHEUSER-BUSCH INBEV (CHINA) SALES CO LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	100.00
ANHEUSER-BUSCH INBEV (WUHAN) BREWERY CO. LTD. - Shangshou, Qin Duan Kou, Hanyang Area - 430051 - Wuhan City, Hubei Province	97.06
ANHEUSER-BUSCH INBEV (FOSHAN) BREWERY CO. LTD. - 1 Budweiser Avenue, Southwest St., Sanshui District - 528132 - Foshan City, Guangdong	100.00
ANHEUSER-BUSCH INBEV HARBIN BREWERY CO. LTD. - 9 HaPi Road Pingfang District - 150066 - Harbin City, Heilongijang Province	100.00
ANHEUSER-BUSCH INBEV (TANGSHAN) BREWERY CO. LTD. - 18, Yingbin Road - 063300 - Tangshan City, Hebei Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN BREWERY CO. LTD. - 660 Gong Ye Road, Hanjiang District - 351111 - Putian City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV SEDRIN (ZHANGZHOU) BREWERY CO. LTD. - Lantian Economic District - 363005 - Zhangzhou City, Fujian Province	100.00
ANHEUSER-BUSCH INBEV (TAIZHOU) BREWERY CO. LTD. - 159 Qi Xia East Road, Chengguan Town, Tiantai County - 317200 - Taizhou Cithy, Zhejiang Province	100.00
NANCHANG ASIA BREWERY CO. LTD. - 1188 Jinsha Avenue, Economic District - Nanchang City, Jiangxi Province	100.00
SIPING GINSBER DRAFT BEER CO. LTD. - Xianmaquan, Tiedong Area - Siping City, Jilin Province	100.00
ANHEUSER-BUSCH INBEV (NANTONG) BREWERY CO. LTD. - 666 Zhaoxia Road - Nantong City, Jiangsu Province	100.00
ANHEUSER-BUSCH INBEV (SICHUAN) BREWERY CO. LTD. - No. 1, AB InBev Avenue, Cheng Nan Industry Park, Economic Development Area - 641300 - Ziyang City, Sichuan Province	100.00
ANHEUSER-BUSCH INBEV (HENAN) BREWERY CO. LTD. - No. 1 Budweiser Avenue, Industry Park, Tangzhuang Town - 453100 - Weihui City, Henan Province	100.00
INBEV JINLONGQUAN (HUBEI) BREWERY CO. LTD. - 89 Jin Long Quan Avenue - Jingmen City, Hubei Province	60.00
ANHEUSER-BUSCH INBEV (SUQIAN) BREWERY CO. LTD. - No 1 Qujiang Road, Suyu Industry Park - Suqian City, Jiangsu Province	100.00

COLOMBIA

BOGOTA BEER COMPANY BBC S.A.S. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	97.22
BAVARIA S.A. S.A. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	99.00
AMBEV COLOMBIA S.A.S. - Carrera 53 A, No 127 - 35 - 110221 – Bogota	97.22

CZECH REPUBLIC

PIVOVAR SAMSON A.S. - V parku 2326/18, Chodov, 148 00 Praha 4	100.00

1 The group’s shares entitle the holder to twice the voting rights

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018

DOMINICAN REPUBLIC

CERVECERIA NACIONAL DOMINICANA S.A. - Autopista 30 de Mayo Km 61/2, Distrito Nacional - A.P. 1086 - Santo Domingo[1]	52.42

ECUADOR

COMPAÑIA CERVECERA AMBEV ECUADOR S.A. - Km 14.5 Via a Daule S/N y Av. Las Iguanas, Guayaquil	97.22
CERVECERÍA NACIONAL (CN) SA - Via a daule km 16,5 y calle cobre s/n – Guayaquil, Guayas	95.58

EL SALVADOR

INDUSTRIAS LA CONSTANCIA, SA DE CV - 526 Av. Independencia, San Salvador	100.00

FRANCE

AB INBEV FRANCE S.A.S. - Immeuble Crystal, 38, Place Vauban - C.P. 59110 - La Madeleine	100.00

GERMANY

BRAUEREI BECK GmbH & CO. KG - Am Deich 18/19 - 28199 – Bremen	100.00
BRAUEREI DIEBELS GmbH & CO.KG - Brauerei-Diebels-Strasse 1 - 47661 – Issum	100.00
HAAKE-BECK AG - Am Deich 18/19 - 28199 – Bremen	99.96
HASSERÖDER BRAUEREI GmbH - Auerhahnring 1 - 38855 – Wernigerode	100.00
ANHEUSER-BUSCH INBEV GERMANY HOLDING GmbH - Am Deich 18/19 - 28199 – Bremen	100.00
SPATEN - FRANZISKANER - BRÄU GmbH - Marsstrasse 46 + 48 - 80335 – München	100.00
ANHEUSER-BUSCH INBEV Deutschland GmbH & Co KG - Am Deich 18/19 - 28199 – Bremen	100.00
LOEWENBRAEU AG - Nymphenburger Str. 7 - 80335 – München	100.00

GHANA

ACCRA BREWERY LTD - Farra Avenue 20 1st Floor, Pkf Building, P.O. Box Gp1219 – Accra	60.00

GRAND DUCHY OF LUXEMBOURG

BRASSERIE DE LUXEMBOURG MOUSEL - DIEKIRCH - 1, Rue de la Brasserie - L-9214 – Diekirch	95.82

HONDURAS

CERVECERÍA HONDUREÑA, SA DE CV - Blvd. Del Norte, Carretera Salida a Puerto Cortes - San Pedro Sula, Cortes	99.00

INDIA

CROWN BEERS INDIA LIMITED - #8-2-684/A, Road No. 12 - Banjara Hills, Hyderabad 500034 - Andhra Pradesh	100.00
SABMILLER INDIA LIMITED LTD. - Unit No.301-302, Dynasty Business Park, 3rd Floor - Andheri - Kurla Road, Andheri (East) - 400059 - Mumbai, Maharashtra	99.60

ITALY

ANHEUSER-BUSCH INBEV ITALIA SPA - Piazza Buffoni 3, 21013 Gallarate	100.00

MEXICO

CERVECERIA MODELO DE MEXICO S. DE R.L. DE C.V - Javier Barros Sierra 555 Piso 3 - Zedec Ed Plaza Santa Fe - 01210 Mexico City	100.00

MOZAMBIQUE

CERVEJAS DE MOÇAMBIQUE SA - Rua do Jardim 1329 – Maputo[2]	49.00

THE NETHERLANDS

INBEV NEDERLAND N.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
INTERBREW INTERNATIONAL B.V. - Ceresstraat 1 - 4811 CA – Breda	100.00
AB InBev Africa B.V.- Ceresstraat 1, 4811 CA – Breda	62.00
AB InBev Botswana B.V.- Ceresstraat 1, 4811 CA – Breda	62.00

NIGERIA

BEVERAGE MANAGEMENT SOLUTIONS LIMITED LTD. - 58 Akanbi Onitiri Close, Off Eric Moore Road, Surelere – Lagos	50.00
INTERNATIONAL BREWERIES PLC - Lawrence Omole Way, Omi Osoro Road, Imo Ilesha, Osun State[1]	37.50

PANAMA

CERVECERÍA NACIONAL HOLDING SA - Costa del Este Business Park, torre Oeste Piso 2 - Ciudad de Panama	60.00

PARAGUAY

CERVECERIA PARAGUAYA S.A. - Ruta Villeta km 30 N 3045 - 2660 – Ypané	61.88

PERU

COMPANIA CERVECERA AMBEV PERU S.A.C. - Av. Los Laureles Mza. A Lt. 4 del Centro Poblado Menor Santa Maria de Huachipa - Lurigancho (Chosica) - Lima 15	97.22
UNIÓN DE CERVECERÍAS PERUANAS BACKUS Y JOHNSTON SAA - 3986 Av. Nicolas Ayllon, Ate, Lima 3	93.65

SOUTH AFRICA

SABSA HOLDINGS LTD PUBLIC LIMITED COMPANY - 65 Park Lane, Sandown - 2001 – Johannesburg	100.00

1 85% owned by Ambev S.A

2 The company is consolidated due to the group’s majority shareholdings and ability to control the operations.

NAME AND REGISTERED OFFICE OF FULLY CONSOLIDATED COMPANIES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018

THE SOUTH AFRICAN BREWERIES (PTY) LTD LIMITED BY SHARES - 65 Park Lane, Sandown - 2146 – Johannesburg	91.55

SOUTH KOREA

ORIENTAL BREWERY CO., LTD - 8F, ASEM Tower, 517, Yeongdong-daero, Gangnam-gu, Seoul, 06164, S. Korea	100.00

SWITZERLAND

ANHEUSER-BUSCH INBEV PROCUREMENT GMBH GESELLSCHAFT MIT BESCHRÄNKTER HAFTUNG (GMBH) - Suurstoffi 22 – 6343 - Rotkreuz	100.00

TANZANIA

KIBO BREWERIES LTD PRIVATE COMPANY - Uhuru Street, Plot No 79, Block AA, Mchikichini, Ilala District - - Dar es Salaam[1]	36.00

UGANDA

NILE BREWERIES LTD - Plot M90 Yusuf Lule Roa, Njeru, Jinja - Eastern Uganda	61.76

UNITED KINGDOM

ABI SAB GROUP HOLDING LIMITED - AB InBev House, Church Street West - GU21 6HT - Woking	100.00
ABI UK HOLDINGS 1 LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV UK LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00
AB INBEV HOLDINGS LIMITED - AB InBev House, Church Street West - GU21 6HT - Woking	100.00
AB INBEV INTERNATIONAL BRANDS LIMITED - AB InBev House, Church Street West - GU21 6HT - Woking	100.00
ZX VENTURES LIMITED - Porter Tun House, 500 Capability Green - LU1 3LS – Luton	100.00

UNITED STATES

ANHEUSER-BUSCH COMPANIES, LLC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH INTERNATIONAL, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH PACKAGING GROUP, INC. - One Busch Place - St. Louis, MO 63118	100.00
ANHEUSER-BUSCH, LLC – One Busch Place, St. Louis, MO. 63118	100.00
METAL CONTAINER CORPORATION, INC. – One Busch Place, St. Louis, MO. 63118	100.00
ANHEUSER-BUSCH NORTH AMERICAN HOLDING CORPORATION - C/O THE CORPORATION TRUST COMPANY INC. - 1209 Orange Street - DE 19801 – Wilmington	100.00

URUGUAY

CERVECERIA Y MALTERIA PAYSANDU S.A. - Cesar Cortinas, 2037 - C.P. 11500 – Montevideo	61.88

VIETNAM

ANHEUSER-BUSCH INBEV VIETNAM BREWERY COMPANY LIMITED/No.2 VSIP II-A, Street no. 28, Vietnam - Singapore II-A Industrial Park, Tan Uyen District, Binh Duong Province	100.00

ZAMBIA

ZAMBIAN BREWERIES PLC - Mungwi Road, Plot Number 6438, Lusaka	54.00

LIST OF MOST IMPORTANT ASSOCIATES AND JOINT VENTURES

NAME AND REGISTERED OFFICE OF ASSOCIATES AND JOINT VENTURES	% OF ECONOMIC INTEREST AS AT 31 DECEMBER 2018

FRANCE

SOCIÉTÉ DES BRASSERIES ET GLACIÈRES INTERNATIONALES SA - 30 AV George V, 75008, Paris	20.00

GIBRALTAR

BIH BRASSERIES INTERNATIONALES HOLDING LTD - CC Building, 10th Floor, Main Street	20.00
BIH BRASSERIES INTERNATIONALES HOLDING (ANGOLA) LTD - Suite 10/3, International Commercial Centre, 2A Main Street	27.00

TURKEY

ANADOLU EFES BIRACILIK VE MALT SANAYII AS - Bahçelievler Mahallesi, Sehit Ibrahim Koparir Caddesi No. 4, Bahçelievler Istanbul	24.00

ZIMBABWE

DELTA CORPORATION LTD - Sable house, P.O. Box BW 343, Northridge Close, Borrowdale, Harare	25.00

RUSSIA

AB InBev Efes - 28 Moscovskaya Street, Moscow region - 141607 – Klin	50.00

Information to our shareholders

Earnings, dividends, share and share price

	2018	2017	2016	2015	2014

Cash flow from operating activities (US dollar per share)	7.42	7.83	5.89	8.62	8.66
Normalized earnings per share (US dollar per share)	3.44	4.04	2.83	5.20	5.43
Dividend (euro per share)	1.80	3.60	3.60	3.60	3.00

Share price high (euro per share)	96.70	110.10	119.60	124.20	94.89
Share price low (euro per share)	56.84	92.88	92.13	87.73	69.14
Year-end share price (euro per share)	57.70	93.13	100.55	114.40	93.86

Weighted average number of ordinary and restricted shares (million shares)	1 975	1 971	1 717	1 638	1 634
Diluted weighted average number of ordinary and restricted shares (million shares)	2 014	2 010	1 755	1 668	1 665
Volume of shares traded (million shares)	496	349	445	449	397

Information on the auditors’ assignments and related fees

AB InBev’s Statutory auditor is Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL, represented by Joel Brehmen, audit partner.

Base fees for auditing the annual financial statements of AB InBev and its subsidiaries are determined by the shareholders meeting after review and approval by the company’s Audit Committee and Board of Directors.

Fees1 for 2018 in relation to services provided by Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises CVBA/SCRL amounted to 2 848k US dollar (2017: 3 202k US dollar), which was composed of audit services for the annual financial statements of 2 086k US dollar (2017: 1 979k US dollar), tax services of 521k US dollar (2017: 811k US dollar) and audit related services of 241k US dollar (2014: 412k US dollar). Audit related services mainly relate to services incurred in connection with rights and bonds issuance, all of which have been pre-approved by the company’s Audit Committee.

Fees for 2018 in relation to services provided by other offices in the Deloitte Touche Tohmatsu network amounted to 7 174k US dollar (2017: 7 708k US dollar), which was composed of audit services for the annual financial statements of 6 599k US dollar (2017: 6 926k US dollar), tax services of 520k US dollar (2017: 782k US dollar) and audit related services of 55k US dollar (2017: 0k US dollar), all of which have been pre-approved by the company’s Audit Committee.

Financial calendar

Publication of 2018 results	28 February 2019

Annual report 2018 available on www.ab-inbev.com	28 February 2019

General shareholders meeting	24 April 2019

Dividend: ex-coupon date	7 May 2019

Publication of first quarter results	7 May 2019

Publication of half year results	25 July 2019

Publication of third quarter results	25 October 2019

Investor relations contact

Media	Investors

Pablo Jimenez	Lauren Abbott
Tel: +1 212 573 9289	Tel: +1 212 573 9287
E-mail: pablo.jimenez@gmodelo.com.mx	E-mail: lauren.abbott@ab-inbev.com

Aimee Baxter	Mariusz Jamka
Tel: + 1 718 650 4003	Tel: +32 16 27 68 88
E-mail: aimee.baxter@ab-inbev.com	E-mail: mariusz.jamka@ab-inbev.com

Ingvild Van Lysebetten	Jency John
Tel: + 32 16 27 66 08	Tel: +1 646 746 9673
E-mail: ingvild.vanlysebetten@ab-inbev.com	E-mail: jency.john@ab-inbev.com

[1]	Fees do not include audit and other fees of companies which are audited by PricewaterhouseCoopers LLP.

Excerpt from the AB InBev NV separate (non-consolidated) financial statements prepared in accordance with Belgian GAAP

The following information is extracted from the separate Belgian GAAP financial statements of AB InBev NV per 31 December 2018. These separate financial statements, together with the management report of the Board of Directors to the general assembly of shareholders as well as the auditor’s report, will be filed with the National Bank of Belgium within the legally foreseen time limits. These documents are also available on request from: AB InBev NV, Brouwerijplein 1, 3000 Leuven.

It should be noted that only the consolidated financial statements as set forth above present a true and fair view of the financial position and performance of the AB InBev group.

Since AB InBev NV is essentially a holding company, which recognizes its investments at cost in its non-consolidated financial statements, these separate financial statements present no more than a limited view of the financial position of AB InBev NV. For this reason, the Board of Directors deemed it appropriate to publish only an abbreviated version of the non-consolidated balance sheet and income statement prepared in accordance with Belgian GAAP as at and for the year ended 31 December 2018.

The statutory auditor has confirmed that his audit procedures are substantially complete and that the abbreviated non-consolidated balance sheet and income statement of AB InBev NV prepared in accordance with Belgian GAAP for the year ended 31 December 2018 are consistent, in all material respects, with the accounts from which they have been derived.

Abbreviated non-consolidated balance sheet

Million euro	2018	2017

ASSETS

Non-current assets
Intangible assets	597	561
Property, plant and equipment	39	37
Financial assets	115 156	104 008
	115 791	104 606

Current assets	38 067	67 977
Total assets	153 858	172 583

EQUITY AND LIABILITIES

Equity
Issued capital	1 239	1 239
Share premium	13 186	13 186
Legal reserve	124	124
Reserves not available for distribution	3 595	8 283
Reserves available for distribution	33 009	33 009
Profit carried forward	12 607	8 588
	63 760	64 429

Provisions and deferred taxes	46	106

Non-current liabilities	63 758	85 587

Current liabilities	26 293	22 461
Total equity and liabilities	153 858	172 583

Abbreviated non-consolidated income statement

Million euro	2018	2017
Operating income	1 369	2 169
Operating expenses	(995)	(1 308)
Operating result	373	861

Financial result	2 482	(734)
Result for the year available for appropriation	2 856	127

Glossary

AGGREGATED WEIGHTED NOMINAL TAX RATE

The aggregated weighted nominal tax rate is based on the statutory corporate income tax rates applicable in the various countries.

COPEC

Colombia, Peru and Ecuador.

DILUTED EPS

Profit attributable to equity holders of AB InBev divided by the fully diluted weighted average number of ordinary and restricted shares.

DILUTED WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Weighted average number of ordinary and restricted shares, adjusted by the effect of dilutive share options and restricted stock units.

EBIT

Profit from operations.

EBITDA

Profit from operations plus depreciation, amortization and impairment.

EMEA

Europe and Africa.

EPS

Profit attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

FVOCI

Fair value through other comprehensive income.

FVPLI

Fair value through other profit or loss.

FTE’S

Full-time employees on a permanent or temporary basis, excluding outsourced personnel.

INVESTED CAPITAL

Includes property, plant and equipment, goodwill and intangible assets, investments in associates and equity securities, working capital, provisions, employee benefits and deferred taxes.

MARKETING EXPENSES

Include all costs relating to the support and promotion of the brands. They include among others operating costs (payroll, office costs, etc.) of the marketing department, advertising costs (agency costs, media costs, etc.), sponsoring and events, and surveys and market research.

NET CAPEX

Acquisitions of property, plant and equipment and of intangible assets, minus proceeds from sale.

NET DEBT

Non-current and current interest-bearing loans and borrowings and bank overdrafts, minus debt securities and cash and cash equivalents.

NON-RECURRING ITEMS

Items of income or expense which do not occur regularly as part of the normal activities of the company.

NORMALIZED

The term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS, effective tax rate) before non-recurring items and profit from discontinued operations. Non-recurring items are items of income or expense which do not occur regularly as part of the normal activities of the company and which warrant separate disclosure because they are important for the understanding of the underlying results of the company due to their size or nature. AB InBev believes that the communication and explanation of normalized measures is essential for readers of its financial statements to understand fully the sustainable performance of the company. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the company’s performance.

NORMALIZED DILUTED EPS

Diluted EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED EBIT

Profit from operations adjusted for non-recurring items.

NORMALIZED EBITDA

Profit from operations adjusted for non-recurring items, plus depreciation, amortization and impairment.

NORMALIZED EFFECTIVE TAX RATE

Effective tax rate adjusted for non-recurring items.

NORMALIZED EPS

EPS adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT

Profit adjusted for non-recurring items and profit from discontinued operations.

NORMALIZED PROFIT FROM OPERATIONS

Profit from operations adjusted for non-recurring items.

PAY OUT RATIO

Gross dividend per share multiplied by the estimated number of ordinary shares outstanding at the dividend record date, divided by normalized profit attributable to equity holders of AB InBev.

RE-MEASUREMENTS OF POST-EMPLOYEE BENEFITS

Comprised of actuarial gains and losses, the effect of the asset ceiling (excluding net interest) and the return on plan assets (excluding net interest).

REVENUE

Gross revenue less excise taxes and discounts.

SALES EXPENSES

Include all costs relating to the selling of the products. They include among others the operating costs (payroll, office costs, etc.) of the sales department and the sales force.

SG&A AND SELLING, GENERAL & ADMINISTRATIVE EXPENSES

Sales, marketing, distribution and administrative expenses

SCOPE

Financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scopes. A scope represents the impact of acquisitions and divestitures, the start-up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. The impact of adopting hyperinflation accounting in Argentina effective 1 January 2018 is presented as a scope change.

UNDERLYING EPS

Profit before non-recurring items, discontinued operations, mark-to-market losses on certain derivatives related to the hedging of share-based payment programs and hyperinflation impacts, attributable to equity holders of AB InBev divided by the weighted average number of ordinary and restricted shares.

WEIGHTED AVERAGE NUMBER OF ORDINARY AND RESTRICTED SHARES

Number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighing factor.

WORKING CAPITAL

Includes inventories, trade and other receivables and trade and other payables, both current and non-current.